FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

Management's Proposal and User Guide to Attend the Annual and Extraordinary Meeting to be held on April 29, 2024.

Sao Paulo, March 29, 2024.

1. INTRODUCTION	3
2. REQUIREMENTS FOR SHAREHOLDERS TO ATTEND MEETINGS	5
2.1. Attendance at the meeting via the electronic system	5
2.2. Attendance through Distance Voting Ballots	11
2.3. Establishing the Fiscal Council	12
3. MANAGEMENT'S PROPOSAL	13
Annual Shareholders Meeting
I. Financial Statements	13
II. Net Loss Offset	13
III. Proposal for the Management members' Overall Compensation	14
Extraordinary Shareholders Meeting
I. Incentive Plan	14
II. Capital Stock of the Company	15
III. Adjustments to the powers of the Board of Directors	15
IV. Proposal to restate the Company's Bylaws	15
4. CORPORATE APPROVALS	15
Exhibit I	16
Exhibit II	51
Exhibit III	102
Exhibit IV	105
Exhibit V	112
Exhibit VI	115

1.               INTRODUCTION

Dear shareholders,

The management of Companhia Brasileira de Distribuição (hereinafter, the "Company", or "CBD") submits below information on the matters to be resolved as per the Management's proposal at the Annual and Extraordinary General Meeting of the Company (the "Meeting") to be held by videoconference only, including for voting purposes, on April 29 , 2024, at 11 a.m., pursuant to the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022, as amended ("CVM Resolution 81"), as well as the required clarifications for the participation of shareholders.

The Company prepared this Management's Proposal and the User Guide to Attend such Meetings (the "Proposal") in compliance with good corporate governance and transparency practices. The aim is to provide clear guidance to all Shareholders on the matters to be addressed. Moreover, the Company's Investor Relations Board of Executive Officers is made available for them to answer any further questions.

The agenda for the Annual Shareholders' Meeting includes the resolution of the following matters:

I.	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2023;

II.	Offsetting of the accrued net loss recorded in the fiscal year ended December 31, 2023 through the use of part of the Company's profit reserves; and

III.	Determination of the annual global remuneration of the Company's directors.

Resolution of the following matters on the agenda will take place at the Extraordinary General Meeting of Shareholders:

I.	Approval of the Company's new "Incentive Plan Linked to the Granting of Shares and Stock Options" ("Incentive Plan"), which will withdraw the Company’s “Stock Option Plan and the Stock Option Compensation Plan”, currently in force;

II.	Amendment of Article 4 of the Company's Bylaws to reflect the capital increases approved at the Meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024;

III.	Amendment of items (l), (m) and (o) and paragraph 1st of article 17 of the Company's Bylaws, to adjust the powers of the Board of Directors; and

IV.	Approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments;

The proposals put forth by the Management regarding the agendas for said Meetings, along with detailed information about each topic, can be found in section 3 of this Proposal.

Sao Paulo, March 29, 2024.

The Management

Companhia Brasileira de Distribuição

2.               REQUIREMENTS FOR SHAREHOLDERS TO ATTEND MEETINGS

Pursuant to the guidelines below, the Company will allow Shareholders to attend meetings by: (i) voting via electronic system during the Meeting; or (ii) sending a distance voting ballot, being disclosed one ballot for voting on the matters to be resolved at the Annual General Meeting and another for voting on the matters to be resolved at the Extraordinary General Meeting, which are available on the Company's Investor Relations website (www.gpari.com.br) and also on the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br), which may be sent through their respective custodians (if they provide this type of service), Itaú Corretora de Valores S.A., the Company's bookkeeping agent (“Bookkeeping Agent”), or directly to the Company by email, as provided below (together referred to as the “Distance Voting Ballots”).

Shareholders who utilize the digital platform to attend the Meeting will be deemed present and acknowledged as a subscriber in the minutes and shareholders' attendance book.

2.1.           Attendance at the meeting via the electronic system

The meeting will take place via digital means only, using the digital platform called "Ten Meetings". This platform will grant access to the meeting, as well as monitor and manage the voting process on each "Agenda" item (the "Digital Platform"). As a result, each Shareholder who wishes to attend and exercise their voting rights at the Meeting must comply with the procedures outlined based on their type of participant.

2.1.1.          Registration on the Digital Platform

Shareholders are required to access the "Registration Link" link https://assembleia.ten.com.br/708336898, and complete the registration on the Digital Platform no later than April 27, 2024.

To register on the Digital Platform, shareholder must access the Registration Link and fill in the information requested by the platform for registration on the Digital Platform, according to the type of participant, as follows:

Individual Taxpayer Identification

For shareholders who are individuals and wish to take part directly, the following information must be provided: (i) full name; (ii) Taxpayer Identification Number (“CPF”); (iii) e-mail; and (iv) password creation as required by the Digital Platform. After completing the fields requested by the Digital Platform, every shareholder must send a copy of his/her personal document with a photo containing his/her Tax Id (CPF) number and other applicable documents as referred to in section 2.1.2 below.

Once the registration is completed, individual shareholders will receive an email message informing alternatively that their registration is: (i) pending, that is, that the registration was successfully completed and the Company is analyzing the documents submitted; (ii) approved, that is, that the Company has already analyzed the documentation presented and approved the registration; or (iii) disapproved, that is, that the registration was not approved by the Company after having assessed the documentation submitted and, in the latter case, which measures must be taken to update/correct the documents have the registration approved.

In order to update or correct the registration, shareholders are required to access the Registration Link once again. They must then login using the user and password that was created during their initial access to the Digital Platform, and proceed to upload the newly requested documents.

Upon rectifying and updating the registration, the Company will proceed to assess the documentation provided and will update the status of such Shareholder directly in the Digital Platform. The registration may be updated/corrected no later than April 27, 2024. Once this period has elapsed, under article 6, paragraph 3 of CVM Resolution 81, it will no longer be possible to rectify or update the registration.

Register of shareholders that are companies or organizations, and/or represented by an Attorney/Legal Representative

For shareholders that are companies or organizations, and/or shareholders of any nature who are represented by attorneys-in-fact and/or legal representatives ("Grantors"), the following information must be provided regarding their respective representatives and/or attorneys-in-fact ("Representative"): (i) full name; (ii) Tax Id. (CPF) number; (iii) email address; and (iv) password creation as required by the Digital Platform. After completing the fields requested by the Digital Platform, every Representative must send a copy of his/her personal document with a photo containing his/her Tax Id (CPF) number.

After registering, the Representative will be automatically directed to the page on which he/she must fill in the data required for each of the Grantors, as the case may be, that he/she is representing. Alternatively, if the automatic redirection does not occur, the Representative must access the Registration Link once again, login with the user and password that was created in the first access to the Digital Platform, access the "Meeting Panel", then click on the "Register Grantor" tab and fill in the required data for each Grantor they are representing.

Once a Grantor is registered, the general information regarding the Grantor will be displayed in the list of Grantors. The Representative must then repeat this process for each Grantor they represent.

After completing the list of Grantors, the Representative must access the "Documents" tab and click on "Add File". In this field, it shall make available the documentation applicable to each of the shareholders represented by him/her, as applicable, as referred to in section 2.1.2 hereinbelow. Users have the flexibility to attach all documents simultaneously or one by one.

Once the upload of all documents is completed, the Representative will receive an email message informing alternatively that the registration of their Grantors is: (i) pending, that is, that the registration was successfully completed and the Company is analyzing the documents submitted; (ii) approved, that is, that the Company has already analyzed the documentation presented and approved the registration; or (iii) disapproved, that is, that the registration was not approved by the Company after having assessed the documentation submitted and, in the latter case, which measures must be taken to update/correct the documents have the registration approved.

Furthermore, the Representative has the authority to directly monitor the real-time updates regarding the "status" of each Grantor under his/her representation on the Digital Platform. In the event of any discrepancies in the registration documentation pertaining to the Grantors, such discrepancies will be indicated in the list of Grantors with the status of "Failed". In order to directly access the cause of the failure on the Digital Platform, you can click on the corresponding red "letter" icon.

The screen displaying the reasons for the non-approval of shareholder registration by the Company will provide the opportunity to attach additional documents to the respective shareholder. To update/correct the registration, the Representative must upload the newly requested documents.

After correcting/updating the registration, the Company will analyze the documentation provided and update the status of said Grantors directly on the Digital Platform.

The registration may be updated/corrected no later than April 27, 2024. Once this period has elapsed, under article 6, paragraph 3 of CVM Resolution 81, it will no longer be possible to rectify or update the registration.

Alternate Representative Registration

If the Representative wants to register an alternative representative, they must access the Registration Link again, login with the user and password created in the first access to the Digital Platform, access "Meeting Panel", click on the "Representatives" tab, and then click on the "Invite Representative" button. The Representative must provide the requested data and click on “Invite Representative”. An alternative representative may see and send documents of the Grantors in common, however, only the main participant may express the votes on the day of the Meeting.

Additional Information

The meeting will only be accessible to shareholders and their representatives who properly accredit themselves within the specified deadline and manner outlined in this Management Proposal. The Company emphasizes that registrations, submission of new documents, or resubmissions will not be accepted beyond the registration deadline. Therefore, it is advisable for shareholders or representatives to allow for a three-day margin prior to the registration deadline, ensuring the submission of all required documentation. Hence, if there are any outstanding matters, shareholders or representatives will be granted a period to rectify them before the designated deadline.

In case of need for supplementation and/or additional clarifications in relation to the documents submitted for registration of attendance, the Company may contact the corresponding shareholder (or its respective Representative, as the case may be) to request that the supplementation be carried out in a timely manner to allow the sending of information and guidelines for access to the Digital Platform within the period set forth in this Proposal.

In the event that the shareholder (or their designated Representative, if applicable) who has formally requested attendance at the Meeting has not received the aforementioned instructions to access the Digital Platform within 24 hours of the Annual General Meeting (specifically, by 11.00 a.m. on April 28, 2024), they are required to contact the Company via email at societario@multivarejogpa.com.br, with a copy sent to gpa.ri@gpabr.com, in any case, up to 2 (two) hours before the time set for the Meeting to begin, so that the guidelines are forwarded to them.

Support for accessing the Digital Platform will be provided by the Company, reachable at the phone number (21) 98126-5724 or through either of the email addresses: rodrigo.ventura@ten.com.br or suporte@ten.com.br, no later than 2 (two) hours before the Meeting starts.

Moreover, the Company respectfully requests that shareholders log in to the Digital Platform at least 30 minutes before the Meeting is scheduled to begin. Registered shareholders are strongly encouraged to familiarize themselves with the Digital Platform beforehand to mitigate potential risks related to equipment compatibility and usage problems during the Meeting. The Management has made it clear that once the Meeting begins at the scheduled time, it will no longer be accessible through the Digital Platform.

The registered Shareholders or Representatives, as the case may be, undertake to: (i) use their individual invitations solely and exclusively for the remote monitoring of the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, whether shareholder or not, as the invitation is non-transferable; and (iii) not to record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information shared by virtual means during the Meeting.

As per the provisions of article 6, paragraph 3 of CVM Resolution 81, Shareholders (either directly or through their Representatives) who have not completed the registration process in the aforementioned Registration Link or failed to submit the necessary documents within the designated timeframe will be denied to access the Digital Platform.

The Company also emphasizes that the information and guidelines to access the Digital Platform, including, without limitation, the access password, are exclusive and non-transferable, and the shareholder (or its respective Representative, as the case may be) assumes full responsibility for the possession and confidentiality of the information and guidelines sent to them by the Company under the terms of this Proposal. The shareholder or their designated Representative will bear exclusive responsibility for the accuracy and veracity of the identification information provided to the Company. They shall be held civilly and criminally liable for any personal misuse of the link, login, and password necessary to access the Meeting. Furthermore, sharing this information with third parties is strictly prohibited.

In anticipation of the access information that will be sent by email to the duly registered shareholder (or its respective Representative, as the case may be), as described above, the Company requests that access to the Digital Platform take place by videoconference (mode by which shareholders may attend the meeting and express themselves by voice and video) in order to ensure the authenticity of the communications, unless the shareholder is urged, for any reason, to turn off the video feature of the Digital Platform. Moreover, in order to facilitate the productive flow of the Meeting, shareholders are urged to comply with any time restrictions established by the Company for expressing opinions and the commencement of the audio.

Moreover, in accordance with the aforementioned information and in light of the regulations outlined in article 28, paragraph 1, II, of CVM Resolution 81, the Company will conduct a complete recording of the Meeting, emphasizing the absolute prohibition for shareholders (or its representative, as the case may be) to record or transmit even part of the Meeting. However, the attending shareholders (or its representative, as the case may be) hereby authorize the use, by the Company, of any information contained in the recording of the Meeting for: (i) registration of the possibility of manifestation and visualization of the documents submitted during the Meeting; (ii) registration of the authenticity and security of the communications during the Meeting; (iii) registration of the presence and votes cast by the attending shareholders (or its representative, as the case may be); (iv) compliance with a legal order of competent authorities; and (v) defense of the Company, its managers, and contracted third parties, whether in court, through arbitration, or any other regulatory or administrative level.

To partake in the Meeting using the Digital Platform, certain technical requirements must be met:

(i)                  a computer that has the ability to activate its camera and audio features; and

(ii)                 internet access connection of at least 1mb (minimum bandwidth of 700kbps).

Note: for videoconferencing, it is advised to use the Google Chrome or Microsoft Edge browser, and it is recommended to have the latest version of both the browser and the operating system. Furthermore, it is advisable for shareholders to disconnect any VPN, videoconferences, or other camera and microphone platforms they may be using before accessing the Digital Platform for the Company's Meeting.

The Company cannot be held accountable for any connection problems faced by Shareholders or their legal representatives, or any other unforeseen circumstances that are beyond its control.

Attendance to the Meeting through the Digital Platform will only be granted to shareholders or their Representatives, the Company's managers, and individuals whose presence is legally required or mandated by applicable regulations.

2.1.2.          Documents required to attend the Meeting

The following documents must be provided by the shareholders and/or their Representatives, as the case may be, through the Digital Platform at the electronic address stated hereinabove:

(a)	updated statement containing the respective shareholding, issued by the custodian agent;

(b)	For individuals: shareholder's identification document with photo;

(c)	For companies and organizations: (i) the most recent restated bylaws or articles of association, in addition to the corporate documents that prove that such shareholder is duly represented pursuant to the law; and (ii) identification document with photo of such organization’s legal representative;

(d)	For investment funds: (i) the most recent restated charter of such fund; (ii) the bylaws or articles of association of its manager or administrator, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers/authority of representation; and (iii) identification document with photo of the fund's attorney-in-fact/legal representative; and

(e)	if any of the Shareholders referred to in sections (b) to (d) above will be represented by their Representative, in addition to the respective documents stated above, they must also provide the (i) power of attorney with specific powers for their representation at the Meeting; (ii) identification documents of the attorney-in-fact to be present at the Meeting, as well as, in the case of an organization or fund, copies of the identification document and the minutes that elected the legal representative(s) who signed the power of attorney where the powers of representation are stated. For this Meeting, the Company will accept powers of attorney granted by Shareholders through electronic means, preferably signed using the ICP-Brazil certification or through the "Gov.br" platform.

In order to guarantee the active participation of Shareholders, the Company will dispense with the requirement of certified copies or notarization for documents issued and signed within Brazil, as well as the notarization, legalization/apostille, and registration in the Brazilian Registry of Deeds and Documents for documents signed abroad.

Furthermore, the Company shall not require certified translations of documents originally written in Portuguese, French, English, or Spanish, or those that are presented with a translation in any of these languages. Nevertheless, in all other circumstances, such translations will be obligatory.

The following identification documents will be accepted, provided they bear a photo and are still effective: RG (Brazilian citizens’ identification document), RNE (Brazilian identification document for foreigners), CNH (driver's license), passport, or officially recognized professional class identification documents (like identification documents for lawyers, engineers, physicians etc.).

2.2.           Attendance through Distance Voting Ballots

Shareholders who are interested in exercising their voting rights through Distance Voting Ballots, pursuant to CVM Resolution 81, must (a) complete each of the Distance Voting Ballots according to the completion guidelines contained therein; and (b) send them ( i) directly to the Company by email; or (ii) to their Bookkeeping Agent; or (iii) to their respective custodian agents (if they provide this type of service), according to the following guidelines.

To ensure the effectiveness of Distance Voting Ballots, they must be received by April 22, 2024 (seven (7) days prior to the Meeting), using one of the designated methods, and that day is not the last day for them to be submitted. Any votes received after April 22, 2024 through Distance Voting Ballots will be deemed invalid and will not be taken into consideration.

Below, you will find the instructions for sending each of the Distance Voting Ballots:

I.                    Submission directly to the Company: Shareholders must send by email, return receipt requested, to the Corporate Legal Department (societario@multivarejogpa.com), each of the Distance Voting Ballots (completed, initialed, and signed, with no need of notarizing the signature, under the completion guidelines contained therein) accompanied by a copy of the documents listed in section 2.1 hereinabove. For this Meeting, the Company will accept Distance Voting Ballots signed electronically, preferably using the ICP-Brazil certification or through the "Gov.br" portal; or

II.                  Submitting them to the Company's Bookkeeping Agent or Custodian Agent: Shareholders holding shares issued by the Company that are deposited in a central securities custodian may transmit their voting instructions to fill in each of the Distance Voting Ballots through their corresponding custody agents, if they provide such kind of service. Shareholders who have not deposited their shares in a central custodian have the option to transmit their voting instructions to the Bookkeeping Agent using the available channels. The delivery of such Distance Voting Ballots shall be subject to the rules, guidelines, and deadlines set by each custodian or the Bookkeeping Agent, as the case may be. For that purpose, every Shareholder should contact them and verify the procedures, documents, and information provided for by them to issue voting instructions through Distance Voting Ballots.

The Distance Voting Ballots are available on the Company's Investor Relations website (www.gpari.com.br) and on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

2.3.           Establishing the Fiscal Council

It is worth highlighting that the establishment of the Fiscal Council, which will be incorporated into the Distance Voting Ballot for the Annual General Meeting, is not encompassed within this Proposal, as it was added because of regulatory obligations.

In this sense, the Management clarifies that, under the terms of its Bylaws, the Company already has a Statutory Audit Committee whose members are appointed by the Board of Directors–consisting of independent members of the Board and external members–and that it complies with (i) the mandatory requirements provided for in CVM Resolution No. 23, of February 25, 2021 currently in force; (ii) the mandatory requirements provided for in the Regulation of the B3 corporate governance listing segment called Novo Mercado; and (iii) the regulatory requirements provided for by the Securities and Exchange Commission (SEC), considering that the Company has level-III American Depositary Receipts (ADRs) admitted and listed on the New York Stock Exchange (NYSE) in the United States since May 29, 1997.

The Statutory Audit Committee is vested with the same legal authority as the Fiscal Council, as dictated by the Sarbanes-Oxley Act, to adhere to the criteria for corporations listed on the NYSE.

3.                   MANAGEMENT'S PROPOSAL

The Company's Management submits to the Meeting the proposals described below:

(A)                ANNUAL GENERAL MEETING

I.                    Financial Statements

The Management proposes that the management's accounts, the Management Report, the Financial Statements, and the Independent Auditors' Report for the fiscal year ended December 31, 2023 be approved, which counted on a favorable opinion from the Company's Audit Committee, as disclosed in full on February 21, 2024 on the Company's Investor Relations website and on the CVM and B3 websites, and published in a summary form in the newspaper “Folha de São Paulo” on March 21, 2024, pursuant to article 289 of Law No. 6.404, of December 15, 1976, as amended (“Law 6.404/76”).

In compliance with the provisions of article 10, subparagraph III, of CVM Resolution 81, the information contained in section 2 of the Reference Form is submitted in Exhibit I to this Proposal, which reflects the management's comments on the Company's financial condition.

Due to the net loss incurred by the Company, there will be no distribution of the accounting result for the fiscal year. Consequently, the information specified in article 10, sole paragraph, item II, of CVM Resolution 81, is not stated.

II.	Net Loss Offset

The Company reported a net loss of R$ 2,271,275,662.41 (two billion, two hundred and seventy-one million, two hundred and seventy-five thousand, six hundred and sixty-two reais and forty-one centavos) in the fiscal year ending on December 31, 2023, which, combined to the loss presented in the fiscal year ended on December 31, 2022, resulted an accumulated loss of R$ 2,442,331,302.16 (two billion, four hundred and forty-two million, three hundred and thirty-one thousand, three hundred and two reais and sixteen centavos). Thus, the Management proposes, pursuant to the sole paragraph of art. 189 of the Law 6.404/76, that the accumulated loss be absorbed by the following profit reserves:

•	Retained earnings: R$ 1,931,071,553.89 (one billion, nine hundred and thirty-one million, seventy-one thousand, five hundred and fifty-three reais and eighty-nine centavos); and
•	Expansion reserve: R$ 511,259,748.27 (five hundred and eleven million, two hundred and fifty-nine thousand, seven hundred and forty-eight reais and twenty-seven centavos).

III.	Proposal for the Management members' Overall Compensation

The Management proposes an overall compensation for the Management members for the fiscal year 2024 in the total amount of up to R$70,370,371.71 (seventy million, three hundred and seventy thousand, three hundred and seventy-one reais and seventy-one centavos). Such amount will be distributed among the Board of Executive Officers and the Board of Directors, according to criteria and standards set forth by the Company and in compliance with the legislation in force. This amount includes the expense arising from the agreements entered into with the administration under the Company's Stock Option Plans and the Incentive Plan.

In compliance with the provisions of article 13, subparagraph II, of CVM Resolution 81, the Company presents in Exhibit II to this Proposal the information referred to in section 8 of the Reference Form.

(B)                EXTRAORDINARY GENERAL MEETING

I.                Incentive Plan

The Management proposes the approval of the Company's new Stock-Based Incentive and Stock Options Plan (the ""Incentive Plan"), which will replace the Company's current plans, which are the Stock Option Plan and the Equity Compensation Plan, in order to update and provide in the granting options to the beneficiaries conditions that best encourage the development of a long-term vision and the alignment of the directors and employees' interests with the interests of the Company's shareholders.

Furthermore, it is important to clarify that the proposed Incentive Plan aims to enhance the Company's compensation model, not only to align with its new shareholding structure, but also to adhere to industry best practices.

In compliance with the provisions of article 14 of CVM Resolution 81, the information set forth in Exhibit B of CVM Resolution 81 is presented in Exhibit III to this Proposal with the key information of the Plan, while Exhibit IV states such information in full.

II.              Capital Stock of the Company

The Management proposes to amend Article 4 of the Company's Bylaws to reflect the capital increasse, within the authorized limit, as approved at the meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024.

III.           Adjustments to the powers of the Board of Directors

Considering the Incentive Plan presented in this Proposal and the current reality of the Company, the Management proposes to amend article 17 of the Bylaws, (i) subparagraph (l), in order to exclude the limit provided for therein, considering that the limit of shares to be granted will already be provided for in the Incentive Plan, (ii) subparagraph (m), in order to reflect the amendment proposed in section (i) and reflect the new share-based compensation structure adopted by the Company; and (iii) subparagraph (o), in order to adequate its wording to the Company’s Policy of Transactions with Related Parties.

In compliance with the provisions of article 12 of CVM Resolution 81, the Management presents the report detailing the origin and justification of the amendments proposed in sections II and III above, with a comparative table between the current version and the proposed amendments in Exhibit V.

IV.            Proposal to restate the Company's Bylaws

The Management hereby proposes that the Company's Bylaws are amended and restated to reflect the changes proposed in sections II and III above. Thus, in compliance with the provisions of article 12 of CVM Resolution 81, the Management submits its restated Bylaws reflecting the changes proposed in Exhibit VI.

4.               CORPORATE APPROVALS

This proposal was approved by the Company's Board of Directors at a meeting held on March 29, 2024, according to the minutes available to all shareholders at the Company's headquarters, on the Company's Investor Relations website (www.gpari.com.br), and on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

EXHIBIT I

Financial Status of the Company

(Section 2 of the Reference Form)

[Remainder of the page intentionally left blank]

[The Exhibit can be seen on the next page]

2.1.       The officers should comment on the following topics:

Introduction

The financial information commented on in this section of the Reference Form, unless specified otherwise, is derived from the Company's consolidated financial statements for the fiscal years ended December 31, 2023, 2022 and 2021, which were prepared under accounting practices adopted in Brazil and under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); for this reason, the financial information stated in sections 2.1 to 2.11 of this Reference Form must be read together with such financial statements and their respective explanatory notes.

The accounting practices adopted in Brazil comprise those provided for in Brazilian corporate law and in the pronouncements, guidelines and interpretations issued by the Brazilian Committee of Accounting Standards (“CPC”) and approved by the Brazilian Securities and Exchange Commission ("CVM").

The Executive Officers' analysis on the financial results and the reasons for the fluctuation in the amounts of the Company's equity accounts make up an opinion on the impact or effects of the data stated in the Company's financial statements and interim financial information. The Company's Board of Executive Officers cannot guarantee that the financial situation and results achieved in the past will happen again in the future.

The terms "HA" and "VA" contained in the columns of certain tables in this section 2 of this Reference Form mean "Horizontal Analysis" and "Vertical Analysis", respectively. Horizontal Analysis involves comparing specific line items or indexes in our financial statements or accounting information over a specific time period. The Vertical Analysis shows the percentage or amount of a line in relation to the revenue generated from the sale of goods and services during specific periods or years for the results of the Company's operations. It can also be related to the total assets, total liabilities, and shareholders' equity on the applicable dates for the balance sheet statement.

a.       general financial and equity situation

In 2021, the company made the decision to exit the hypermarket format under the Extra brand. This move was made to prioritize and speed up the expansion of the company's most profitable businesses through its premium and proximity segments, notably with the Pão de Açúcar, Minuto Pão de Açúcar, and Mercado Extra brands, in addition to reinforcing GPA's leadership position in retail and food e-commerce across the country.

Moreover, due to the separation of the company's business from Almacenes Éxito S.A. (“Éxito”), as disclosed in the material facts on August 10, September 5 and December 30, 2022, January 9, 2023, and February 14, 2023, Éxito's activities began to be treated as discontinued activities, as the Company had already been doing since the first quarter of 2022 with the Extra Hiper business line.

Thus, net sales, as well as other income lines, were retrospectively adjusted, as defined in IFRS 5/CPC 31, approved by CVM Resolution No. 598/09–Non-current assets held for sale and discontinued operations. Unless otherwise specified, the comments in this section 2 refer to the result of continuing operations.

In 2022, the Company closed the operation of 68 Extra hypermarkets and 68 drugstores. In the same period, the expansion project was sped up with the opening of 121 stores in Brazil, bringing the total number of operating stores in Brazil to 767 by December 31, 2023, which included 71 gas stations. The Company continued to make progress and reinforce its digital ecosystem through the expansion of delivery models, marketplace platform, and strengthening of the Stix Loyalty coalition program. This year, both Sodimac and Polishop, retailers, joined the program to expand their presence in the country. Food e-commerce revenue in the fiscal year ended December 31, 2022 reached R$1.6 billion, an increase of 15% versus 2021. In the fiscal year ended December 31, 2023, food e-commerce reached approximately R$1.9 billion, an increase of 13% versus 2022.

The Company experienced a 6.5% growth in gross revenue in Brazil during the fiscal year ending December 31, 2022, amounting to R$18.5 billion. Furthermore, there was an 11.3% increase in revenue during the fiscal year ending December 31, 2023, reaching a total of R$20.6 billion compared to the corresponding period in 2022. For further information, please refer to section 2.1.h.

Net debt[1] went from R$777 million on December 31, 2021, to R$2,112 million on December 31, 2022, representing an increase of R$1,335 million, because the 2021 figures considered the Éxito Group, which had a lower net debt compared to the rest of the consolidated numbers. As of 2022, Grupo Éxito has been categorized as an asset held for sale, as a result of the Company's efforts to separate and distribute its shares, thereby eliminating any impact on its net indebtedness.

[1]The Net Debt disclosed by the Company consists of the balance of loans, financing and debentures (current and non-current) deducted from the balance of cash and cash equivalents. Net Debt is not a measure of financial performance, liquidity or indebtedness recognized by accounting practices adopted in Brazil or by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and it does not have a standard meaning. The Company's calculation of net debt may differ from that of other companies. For further information, please see section 2.5 of this Reference Form.

In the fiscal year ended December 31, 2023, net debt3 reported in the consolidated financial statements totaled R$2,302 million, which represented an increase of R$190 million compared to December 31, 2022. The increase in net debt occurs mainly in the cash consumption presented in the period, not fully offset by the sale of non-core assets and the Company's profitability improvement process.

Consolidated (stated in BRL million)
	On Dec. 30, 2023 (A)	On Dec. 31, 2022 (B)	(A) – (B)	On Dec. 31, 2021 (C)	(B) – (C)
Cash and cash equivalents	2,971	3,751	(780)	8,274	(4,523)
Gross Debt (1)	(5,273)	(5,863)	590	(9,051)	3,188
Net Debt(2)	(2,302)	(2,112)	(190)	(777)	(1,335)

(1) Gross Debt disclosed by the Company consists of the balance of loans, financing, and debentures (both current and non-current). Gross Debt is not a measure of financial performance, liquidity or indebtedness recognized by accounting practices adopted in Brazil or by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and it does not have a standard meaning. The Company's calculation of gross debt may differ from that of other companies. For further information, please see section 2.5 of this Reference Form.

(2)       The Net Debt disclosed by the Company comprises the balance of loans, financing, and debentures (both current and non-current) deducted from the balance of cash and cash equivalents. Net Debt is not a measure of financial performance, liquidity or indebtedness recognized by accounting practices adopted in Brazil or by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and it does not have a standard meaning. The Company's calculation of net debt may differ from that of other companies. For further information, please see section 2.5 of this Reference Form.

Current and general liquidity ratios remained above 1 in all the periods stated below.

Consolidated
	On Dec. 31, 2023 (A)	On Dec. 31, 2022 (B)	(A) – (B)	On Dec. 31, 2021 (C)	(B) – (C)
Current liquidity(1)	1.21	1.61	(0.40)	1.08	0.53
Overall liquidity(2)	1.27	1.46	(0.18)	1.50	(0.04)

(1) Calculated based on the ratio between the Company's current assets and liabilities.

(2) Calculated based on the division of current assets plus medium and long-term receivables by current liabilities plus medium and long-term receivables.

b. capital structure

The table below shows the composition of GPA's capital structure for the dates specified, considering as a percentage of equity the amount resulting from total consolidated shareholders' equity divided by total liabilities (both current and non-current) and shareholders' equity, and as a percentage of third-party capital the amount resulting from the sum of current and non-current liabilities divided by total liabilities (both current and non-current) and shareholders' equity.

(in BRL million, except %)	On Dec. 31, 2023	VA	On Dec. 31, 2022	VA	On Dec. 31, 2021	VA
Liabilities (both current and noncurrent) (third-parties' funds)	17,328	78.6%	30,106	68.7%	33,063	66.9%
Stockholders' Equity (own equity)	4,722	21.4%	13,733	31.3%	16,380	33.1%
Total Liabilities and Stockholders' Equity	22,050	100.0%	43,839	100.0%	49,443	100.0%

Debts

In the fiscal year ended December 31, 2021, the Company recorded a leverage ratio of 0.6x Net Debt Including Unanticipated Credit Card Receivables/Adjusted EBITDA. Net Debt Including Unanticipated Credit Card Receivables5 totaled R$697 million as of December 31, 2021.

As of December 31, 2021, the cash position amounted to R$8.3 billion, while the balance of unanticipated receivables stood at R$80 million, resulting in a total resource availability of R$8.4 billion. Gross debt decreased by R$89 million, totaling R$9.1 billion in the fiscal year ended December 31, 2021. Of this total, R$4.6 billion refers to the issuance of debentures and promissory notes, with average CDI rates + 1.59% p.a. and maturity until 2028.

The Company ended the fiscal year of December 31, 2022 with a leverage of 2.3x the Net Debt Including Unanticipated Credit Card Receivables/Adjusted EBITDA. Net Debt Including Unanticipated Credit Card Receivables5 totaled R$ 2.0 billion as of December 31, 2022.

The cash position accounted for R$3.8 billion and the balance of unanticipated receivables R$83 million, totaling R$3.8 billion in resource availability on December 31, 2022.

In the fiscal year ended December 31, 2022, Gross Debt decreased by R$3.2 billion, and the Company estimates that approximately R$1.3 billion resulted from the discontinuity of the Éxito Group, totaling R$5.9 billion in the period. Of this total, R$2.7 billion refers to the issuance of debentures and promissory notes, with average CDI rates + 1.71% p.a. and maturity until 2028.

The Company ended the fiscal year of December 31, 2023 with a leverage of 1.1x the Net Debt Including Unanticipated Credit Card Receivables/Adjusted EBITDA. Net Debt Including Unanticipated Credit Card Receivables5 totaled R$ 2.3 billion as of December 31, 2023.

The cash position accounted for R$3.0 billion and the balance of unanticipated receivables R$117 million, totaling R$3.1 billion in resource availability on December 31, 2023.

In the fiscal year ended on December 31, 2023, gross debt decreased by R$0.6 billion, reaching R$5.3 billion. Of this total, R$3.4 billion refers to the issuance of debentures and promissory notes, with average CDI rates + 1.60% p.a. and maturity until 2030.

c. payment capacity as regards financial commitments undertaken

As of December 31, 2021, the Company's cash and cash equivalents position, presented in the consolidated financial statements, was R$8,274 million, which is 5.6 times higher than the short-term debt position of R$1,470 million. The Company's current and general liquidity ratios[2] reached 1.08 times and 1.50 times, respectively, considering the consolidated financial statements. The cash and cash equivalents in the individual financial statements stood at R$4,662 million by the end of 2021, which is 3.8 times greater than the short-term debt position of R$1,243 million. The current and general liquidity ratios6, in turn, were 1.28 times and 1.68 times, respectively.

The Company's cash and cash equivalents position at the end of the fiscal year ended on December 31, 2022, presented in the consolidated financial statements was R$3,751 million, which is 3.7 times higher than the short-term debt position of R$1,001 million. The Company's current and general liquidity ratios reached 1.61 times and 1.46 times, respectively, considering the consolidated financial statements. The cash and cash equivalents in the individual financial statements, disconsidering the Éxito Group, stood at R$3,632 million by the end of 2022, which is 3.6 times greater than the short-term debt position of R$1,001 million. The current and general liquidity ratios6, in turn, were 2.32 times and 1.62 times, respectively.

As of December 31, 2023, on its turn, the Company's cash and cash equivalents position, presented in the consolidated financial statements, was R$2,971 million, which is 3.1 times higher than the short-term debt position of R$972 million. The Company's current and general liquidity ratios reached 1.21 times and 1.27 times, respectively, considering the consolidated financial statements. The cash and cash equivalents in the individual financial statements stood at R$2,794 million on December 31, 2023, which is 2.9 times greater than the short-term debt position of R$972 million. The current and general liquidity ratios6, in turn, were 1.13 times and 1.27 times, respectively.

[2]The current liquidity ratio is calculated based on the relationship between the Company's current assets and liabilities. The general liquidity ratio, in turn, is calculated based on the division of current assets plus medium and long-term receivables by current liabilities plus medium and long-term receivables.

The disclosed amounts serve as evidence of the Company's capability to meet its short-term obligations. In the long term, the Company is working on the execution of the project to reduce financial leverage. This comprises the sale of non-core assets, including the remaining interest in the Éxito Group, as well as operational improvements. These actions are in line with the public projection of achieving an Adjusted EBITDA margin[3] between 8% and 9% in 2024. In view of this plan, the Company expects to achieve a gradual recovery of cash generation and improvement of the capital structure, consolidating the Company's ability to pay long-term obligations.

d. sources of financing used for working capital and for investment in non-current assets

The Company usually raises funds through: (A) financial contracts that represent: (i) financing contracted in national currency, with an obligation to pay the principal and interest rate pegged to the DI rate; (ii) financing contracted in foreign currency, which are immediately "exchanged" in full for payment obligations in the national currency and with an interest rate pegged to the DI rate through swap operations; (B) funds raised in the stock market through issuances of debentures and promissory notes; (C) cash generation through its operations; and (D) anticipation of receivables.

Throughout the last three (3) fiscal years, the Company faced no difficulties in getting financing or refinancing its current debt.

e. financing sources for working capital and investments in non-current assets intended to be used to cover liquidity deficiencies

The Company's management understands that the sources of financing are adequate and will continue to be used by GPA as sources of financing, if necessary.

Thus, for the purposes of financing working capital and investments in non-current assets, the Company intends to resort to the following sources of financing: (A) financial contracts comprising: (i) financing in the national currency, with an obligation to pay the principal and interest rate pegged to the DI rate; (ii) financing in foreign currency, with the possibility of a partial or total "exchange" for payment obligations in the national currency and with an interest rate pegged to the DI rate, through swap operations; (B) funds raised in the stock market through issuances of debentures and promissory notes; (C) cash generation through its operations; and (D) anticipation of receivables.

[3]Adjusted EBITDA is a non-accounting measurement prepared by the Company and consists of net income (loss) adjusted (i) by net financial income, (ii) income tax and social contribution on profit, (iii) depreciation and amortization expenses, (iv) Other Operating Expenses, net, and (v) Net Income/Loss from discontinued operations. For further information, please see section 2.5 of this Reference Form.

f. levels of debt and characteristics of such debts, also describing:

i. significant loan and financing agreements

The tables below show (in millions of Reals, unless otherwise specified) the Company's consolidated indebtedness to financial institutions and the funds raised in the stock market on December 31, 2023, December 31, 2022, and December 31, 2021, observing that the debt is composed of: (i) loans and financing, and (ii) debentures and promissory notes.

Loan and financing agreements

(stated in millions of Reals, BLR)		Consolidated
Debentures	Average rate	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Debentures and Certificates of Real Estate Receivables and Promissory Notes	CDI + 1.6% p.a.	3,350	2,679	4,613
		3,350	2,679	4,613

Loans and Financing

in the local currency

Working Capital	100% CDI + 1.8% p.a.	1,753	2,721	2,737
Working Capital	TR + 9.8% p.a.	7	9	11
Swap contract	CDI + 0.11% p.a.	(1)	-	(1)
Fundraising Costs		(6)	(7)	(11)
		1,753	2,723	2,736

In foreign currency
Working Capital	USD + 2.12% p.a.	142	403	448
Working capital: Colombian pesos	IBR 1M+1.45%	-	-	276
Working capital: Colombian pesos	IBR 3M + 1.6%	-	-	959
Working Capital, Argentina	Pre: 39.52%	-	-	-
Letter of Credit: Uruguayan pesos		-	-	12
Swap contracts	CDI + 1.7% p.a.	28	58	7
		170	461	1,702

Total debt		5.273	5,863	9,051

Maturity schedule of loans and financing, including derivatives in non-current assets and liabilities:

Year	Consolidated

	On Dec. 31, 2023	On Dec. 31, 2022	On Dec. 31, 2021

1 to 2 years	1,872	1,371	2,724
2 to 3 years	1,422	1,749	1,689
3 to 4 years	260	1,250	1,334
4 to 5 years	637	260	1,252
After 5 years	138	260	599

Subtotal	4,329	4,890	7.598

Fundraising Costs	(29)	(28)	(17)

Total	4,301	4,862	7,581

Financing of working capital, swap, and consumer financing by intervention

Working Capital Financing: Debentures and Promissory Notes

The Company relies on the issuance of debentures and promissory notes to strengthen its working capital, maintain its cash strategy, lengthening its debt and investment profile. The debentures and promissory notes issued are not convertible into shares, are unsecured and do not have renegotiation clauses.

Swaps

Regarding foreign currency operations, GPA carries out swap operations to exchange obligations contracted in US dollars or in another foreign currency and fixed interest rates for the Brazilian Real pegged to the CDI (floating) interest rates. The annual weighted average CDI rate in 2022 was 12.39%.

Leasing obligations

The Company adopts CPC 06 R2 for "Leases".

As part of the execution of the contracts, the Company assesses whether the contract is, or contains, a lease. If so, the Company records an asset for the right of use, and a liability for the obligation.

The Company enters into lease agreements, both cancellable and non-cancellable, for equipment and commercial spaces, which include stores and distribution centers. The effective terms of such agreements can vary substantially, ranging from 5 to 25 years.

The Company assesses its lease agreements with the purpose of identifying lease relationships of the right of use, enjoying the exemptions provided for agreements with a term of less than twelve months and assets with an individual amount of less than US$5,000 (five thousand dollars).

The agreements are then accounted for, at the beginning of the lease, as Lease Liabilities in return for the Right of Use, both discounted to their present value from the minimum lease payments, using the implicit interest rate of the agreement, if it can be used, or an incremental interest rate considering loans acquired by the Company.

The lease term used in the measurement aligns with the lessee's reasonable certainty to either to exercise the option to extend the lease or not to exercise the option to terminate the lease. Subsequently, the payments made are separated between financial charges and reduction of the lease liability aiming at achieving a constant interest rate on the balance of the liability. Financial charges are recognized as a financial expense in the period.

The right-of-use assets of the lease agreements are amortized over the lease term. Capitalizations of improvements, developments, and renovations made in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease agreement term will not be extended.

Variable leases are recognized as expenses in the fiscal years in which they incur.

The total amounts attributed to the lease agreements can be found in the table below:

Liabilities from leasing transactions: minimum payments of rent	Consolidated

	On Dec. 31, 2023	On Dec. 31, 2022	On Dec. 31, 2021
Up to 1 year	474	490	895
1 to 5 years	1,800	1,766	2,807
More than 5 years	2,026	1,781	2,416

Present value of finance lease agreements	4,300	4,037	6,118

Future financing charges	3,417	3,038	2,983

Gross amount of finance lease agreements	7,717	7,075	9,101

ii. other long-term relationships with financial institutions

Currently, the Company does not have any relevant long-term relationships with financial institutions other than those already reported in section 2.1 (f) of this Reference Form.

iii. degree of subordination among debts

The degree of subordination between the Company's debts is determined under the provisions of the legislation in force, since, on the date of this Reference Form, the Company's loans, financing, and securities, whether local or international, were composed of debts with personal guarantees (letter of guarantee or corporate surety bond), with no contractual subordination clause. Thus, in a potential universal contest of creditors, the subordination between the obligations recorded in the Company's financial statements will occur in the following order, under Law No. 11.101, of February 9, 2005, as amended ("Law 11.101"): (i) labor credits; (ii) credits recorded with a security interest (if any) up to the limit of the value of the encumbered asset; (iii) tax credits; (iv) unsecured credits; (v) fines and pecuniary penalties; (vi) subordinated credits (if any); and (vii) interests due after the decree of bankruptcy.

iv. any restrictions imposed on the issuer, in particular related to debt limits and contracting of new debts, the distribution of dividends, the disposal of assets, the issue of new securities, and the disposal of corporate control, as well as whether the issuer has been complying with these restrictions

The instruments governing the issuance of debentures and promissory notes include restrictive provisions that establish various financial covenants, such as debt indexes and limits, restrictions on asset disposal, and limitations on corporate restructuring operations (such as sale, spin-off, merger, incorporation, or transfer of corporate control). Additionally, these instruments impose restrictions on the payment of dividends that exceed the mandatory minimum. Additionally, the Company and its subsidiaries have loan agreements and financing instruments which, as applicable, contain restrictive covenants that restrict the aforementioned events, such as:

●	agreements for loans and financing offered in both domestic and foreign currencies; and
●	contract of Adhesion to the Financial Risk Protection System: Derivatives (swap, term, and options).

In compliance with the issuance of debentures and promissory notes, as well as the borrowing operations in foreign currency and working capital, the Company is required to maintain specific financial ratios. These ratios are calculated quarterly based on the Company's consolidated interim accounting information prepared under accounting practices adopted in Brazil, being: (i) net debt (debt minus cash and receivables) not exceeding shareholders' equity; and (ii) consolidated net Adjusted debt/EBITDA ratio less than or equal to 3.25. On the date of this Reference Form, the Company was in compliance with these indicators, as follows:

Financial indexes Debentures and Promissory Notes	2023	2022	2021
Net Debt / Net Equity(< 1)	0.392	0.124	-0.003
Net Debt / EBITDA (< 3,25)	1.474	1.542	-0.011

The Company has established covenants for early cross maturity in its debentures, promissory notes, and bank loan agreements with the following financial institutions: Itaú BBA, Bradesco, BTG Pactual, Scotia Bank, Safra, and Santander.

The Company has been complying with all restrictive clauses and, on the date of this Reference Form, there was no event that would generate anticipation of its debts.

g. limits of contracted financing and percentages already used

Financing and loans contracted, and percentages used

Contracts	Purpose	Total amount (stated in BRL million)	Investment Plan	Date of Hire	Disbursement in 2023 (R$ million)	Guarantees
Bank Loan	Debt lengthening	500	Working Capital	Dec. 28, 2022	500	Not applicable

h. significant changes in topics of the income statements and cash flow

COMPARATIVE ANALYSIS OF THE MAJOR VARIATIONS OF THE INCOME STATEMENTS FOR THE FISCAL YEARS ENDED ON DECEMBER 31, 2023, 2022, AND 2021

(BRL millions, except otherwise stated)	Fiscal year ended on December 31,
	2023	VA	2022	VA	2021	VA
Revenue from sales of goods and services	19,250	100.00%	17,321	100.00%	16,298	100.00%
Gross Profit	4,817	25.02%	4,302	24.80%	4,356	26.70%
Selling, general, and administrative exp.	(3,678)	(19.11)%	(3,297)	(19.00%)	(3,267)	(20.10%)
Depreciation and Amortization	(1,017)	(5.28)%	(931)	(5.40%)	(810)	(5.00%)
Other operating expenses, net	(213)	(1.11)%	(434)	(2.50%)	(168)	(1.00%)
Net Financial Result	(1,009)	(5.24)%	(750)	(4.30%)	(623)	(3.80%)
Net profit (loss)	(2,134)	(11.08)%	(4)	0.00%	960	5.90%

Fiscal year ended on December 31, 2023 compared to the fiscal year ended on December 31, 2022

Revenue from sales of goods and/or services

The Company's net revenue from the sale of goods and services amounted to R$19.3 billion in the fiscal year ending December 31, 2023, indicating a growth compared to the previous fiscal year ended on December 31, 2022, which reached R$17.3 billion. The main reason for this variation is attributed to the net revenue growth of 5.5% in comparable stores, without accounting for the calendar effect, as well as the expansion of the Company's store count.

Gross Profit

The Company's gross profit totaled R$4.8 billion in the fiscal year ended December 31, 2023, which represented an increase versus the fiscal year ended December 31, 2022, which reached R$4.3 billion. The main reason for this variation is attributed to the Company's sales growth during the period.

Sales, general, and administrative expenses

The Company's sales, general, and administrative expenses totaled R$3.7 billion in the fiscal year ended December 31, 2023, which represented an increase compared to the fiscal year ended December 31, 2022, which reached R$3.3 billion. The primary cause of this variation is attributed to the impact of inflation. As a percentage of revenue from the sale of goods and services, the Company's sales, general, and administrative expenses reached 19.1% in the fiscal year ended December 31, 2023, a slight increase compared to the fiscal year ended December 31, 2022, which had been 19.0%. This slight increase is due to specific expenses in the fiscal year ended in 2023, which had not occurred in 2022.

Depreciation and Amortization

The depreciation and amortization line totaled R$1,017 million in the fiscal year ended December 31, 2023, which represented an increase of 9.2% versus the fiscal year ended December 31, 2022, in which it reached R$931 million.

Net Financial Result

The Company's net financial result totaled an expense of R$1,008 million in the fiscal year ended December 31, 2023, which represented an increase compared to December 31, 2022, in which it totaled R$750 million in expenses. The primary reason for this variation is the increased volume of discounted receivables, higher interest on lease liabilities, and financial revenues related to receivables from hypermarket sales. These factors had a positive impact on the 2022 result but had no effect on the 2023 result.

Net profit (loss)

The Company's consolidated net loss totaled R$2.1 billion in the fiscal year ended December 31, 2023, which represented an increase versus the fiscal year ended December 31, 2022, in which the net loss reached R$4 billion. This variation is mainly due to the result of discontinued activities, which had a net loss of R$2.2 billion in the fiscal year ended December 31, 2023, compared to a profit of R$0.9 billion in the same period of 2022.

Fiscal year ended on December 31, 2022 compared to the fiscal year ended on December 31, 2021

Revenue from sales of goods and/or services

GPA's revenue from the sale of goods and services totaled R$17.3 billion in the fiscal year ended December 31, 2022, which was a 6.3% increase compared to the fiscal year ended December 31, 2021; both years are adjusted by IFRS-5 with the discontinuation of both hypermarket and Éxito Group operations. These revenues come from GPA Brasil's supermarket operations and its complementary businesses (James Delivery, Stix Fidelidade, and Cheftime).

GPA's growth is a result of the following performance of the supermarket brands: (i) Pão de Açúcar, representing 44% of the total, with an increase of 7.8%; (ii) Mercado Extra and Compre Bem, representing 31% of the total, with an increase of 16.6%; and (iii) Proximity, representing 14% of the total, with an increase of 18.9%. The success of these brands is a result of their organic expansion, which involved opening 72 new stores and 44 proximity stores in 2022, as well as achieving growth in same-store sales. The Company's other businesses, which represent 10.8% of the total, decreased by 26.6%, mainly because of the lower flow of customers at gas stations (81.3% of the other businesses), with the renovations of hypermarket stores after the sale transaction to Assaí Atacadista.

Gross Profit

In the fiscal year ended on December 31, 2022, gross profit totaled R$4.3 billion, a reduction of 1.3% compared to the fiscal year ended on December 31, 2021. Gross margin reached 23.2%, which is 1.8 p.p. lower than 2021. The gross result was affected by the significant double-digit increase in food prices during that time, reflected in the costs of goods, labor, and transportation to supply the stores, as well as the incomplete pass-through of inflation in the sales price.

Sales, general, and administrative expenses

Sales, general, and administrative expenses totaled R$3.3 billion in the fiscal year ended December 31, 2022, which closely aligns with the levels of the fiscal year ended on December 31, 2021. As a percentage of revenue from sales of goods and services, expenses diluted, decreasing from 20.1% in 2021 to 19.0% in 2022. The achieved efficiency during the period can be attributed to the cost reduction initiative implemented at both headquarters and stores.

Other Operating Expenses, net

Other Operating Expenses, net, reached R$435 million in 2022 compared to R$169 million in 2021. The increase in other expenses is related to R$284 million of exceptional expenses incurred in 4Q22, being: (i) R$ (132) million related to the revaluation of possible ICMS tax contingencies. In October 2022, the Brazilian Supreme Court (STF) did not receive an appeal in which the right to ICMS tax credit on electricity from essential and productive sectors of the operation was being discussed. After this decision, the Company reassessed the cases in which the same topic is discussed; (ii) R$ (99) million referring to the supplement of the balance of provisions for labor claims, with the increase related to the updating of assumptions considering the amount of the most recent convictions. Additionally, we emphasize that, despite the supplementation of the balance, there was a downward trend in new labor lawsuits since 3Q22; and (iii) R$ (53) million related to expenses with restructuring and resizing project of headquarters and stores.

Net Financial Result

The net financial result for the fiscal year ending December 31, 2022 amounted to an expense of R$750 million, compared to R$622 million for the fiscal year ending December 31, 2021. Regarding the revenue obtained from the sale of goods and services, the 2022 result represented -4.3% vs. -3.8% in 2021; this increase is mainly a consequence of the higher cost of debt because of the increase in the CDI rate in the period.

Net profit (loss)

GPA's consolidated net loss totaled R$4 million in the fiscal year ended on December 31, 2022, compared to a net income of R$960 million in the fiscal year ended on December 31, 2021. The reduction in net income is mainly explained by the pressure on the gross margin and the increase in other operating expenses, as detailed above.

COMPARATIVE ANALYSIS OF CASH FLOWS FOR THE FISCAL YEARS ENDED ON DECEMBER 31, 2023, 2022, AND 2021

(stated in BRL millions)	Fiscal year ended on December 31,
	2023	2022	2021
Net cash generated from (used in) operating activities	549	(216)	2,728
Net cash from (used in) investment activities	(1,583)	2,834	(77)
Net cash (used in) financing activities	(1,705)	(4,703)	(2,743)
Increase (decrease) in cash and cash equivalents	(2,739)	(2,085)	(92)
Effect of exchange variation on cash and cash equivalents	89	(568)	(345)
Cash and cash equivalents at the beginning of the fiscal year	5,621	8,274	8,711
Cash and cash equivalents at the end of the fiscal year	2,971	5,621	8,274

Fiscal year ended on December 31, 2023 compared to the fiscal year ended on December 31, 2022

Net cash generated from (used in) operating activities

The net cash generated (invested) by the Company's operating activities was R$549 million in the fiscal year ended December 31, 2023, which represents an increase versus the fiscal year ended December 31, 2022, which reached investments of R$216 million. This variation is mainly due to (i) the line of sales of fixed and intangible assets, which had an investment of R$2.6 billion in 2022 and an investment of R$14 million in 2023; (ii) the net profit (loss) line for the period, which had an investment of R$4 million in 2022 and an investment of R$2,134 million in 2023, mainly due to the result of discontinued activities.

Net cash from (used in) investment activities

Net cash used in the Company's investment activities was R$1,583 million in the fiscal year ended December 31, 2023, which represents a decrease compared to the fiscal year ended December 31, 2022, in which the net cash generated reached R$2,834 million. This variation is mainly due to the effect arising from (i) the sale of Extra Hiper stores and real estates in the amount of R$4,560 million in 2022; and (ii) the cash outflow of the subsidiary Éxito.

Net cash used in financing activities

Net cash invested in the Company's financing activities was R$1,705 million in the fiscal year ended December 31, 2023, which represents a decrease compared to the fiscal year ended December 31, 2022, which reached R$4,703 million. This variation is mainly due to (i) loans and financing raised in the period in the amount of R$1,718 million, which is R$173 million higher compared to the same period in 2022, (ii) payments of loans and financing in the period in the amount of R$1,416 million, which is R$2,408 million lower compared to the same period in 2022, and (iii) lease liabilities and interest payments, which totaled R$1,166 million, an amount of R$212 million lower than in the same period in 2022.

Fiscal year ended on December 31, 2022 compared to the fiscal year ended on December 31, 2021

Net cash generated from (used in) operating activities

Net cash invested in the Company's operating activities in the fiscal year ended December 31, 2022 was R$216 million, which represents a decrease versus the net cash generated in the fiscal year ended December 31, 2021, which reached R$2,728 million. This variation was mainly due to: (i) the non-cash effect of interest incurred and charges for monetary variations in the amount of R$1,696 million; (ii) the non-cash effect of depreciation and amortization in the amount of R$1,902 million; (iii) the non-cash effect of provisions for lawsuits in the amount of R$1,523 million; (iv) offset in part by the gain from sales of fixed assets in the amount of R$2,569 million.

Net cash from (used in) investment activities

Net cash generated from the Company's investment activities in the fiscal year ended December 31, 2022 was R$2,834 million, which represents an increase over the fiscal year ended December 31, 2021, in which net cash invested reached R$77 million. This variation was mainly due to the sales of Extra Hiper stores and real estate in the amount of R$4,560 million. The effect was offset in part by the investment in store opening, maintenance, and purchase of properties for investment purposes in the amount of R$1,726 million.

Net cash invested in financing activities

Net cash invested in the Company's financing activities in the fiscal year ended on December 31, 2022 was R$4,703 million, which represents an increase over the fiscal year ended December 31, 2021, in which it reached R$2,743 million. The Company received R$1,545 million in loans and financing. The funds raised were mainly offset by: (i) payments of loans and financing in the amount of R$3,824 million; (ii) payment of leases and interest in the amount of R$1,378 million; (iii) payment of interest on loans in the amount of R$755 million; (iv) payment of dividends in the amount of R$265 million.

2.2.       The officers should comment on the following topics:

a. results of the issuer's operations, especially:

i. description of any major components of revenue

The Company's revenues come from the consolidated operations of GPA, composed of GPA Brazil and other businesses. Below is the revenue information for each market for the fiscal years ended on December 31, 2023, 2022, and 2021:

Revenues generated from the sale of products and services	Fiscal year ended on December 31,
(stated in BRL million)	2023	2022	2021
Consolidated	19,250	17,321	16,298
Subtotal of Multivarejo(1)	19,181	17,250	16,228
Pão de Açúcar	8,682	7,629	7,079
Extra/ Compre Bem(2)	5,832	5,339	4,580
Proximity(3)	2,969	2,476	2,082
Gas stations/ Drugstores/ Delivery	1,698	1,806	2,487
Other Business(4)	69	71	70
Éxito	-	-	-

(1)       It does not include the other business line.

(2)       Includes sales of Extra Supermarket, Mercado Extra, and Compre Bem.

(3)       Includes sales of Mini Extra and Minuto Pão de Açúcar.

(4)       Includes sales of James Delivery, Cheftime, and Stix Fidelidade.

For further details on variations in revenue from the sale of goods and services, please see section 2.1 (h) of this Reference Form.

ii. factors that materially affected the operating results

For information on the factors that materially affected our results of operations, please see section 2.1 (h) of this Reference Form.

b. relevant changes in revenues attributable to the introduction of new products and services, volume changes and price modifications, exchange and inflation rates

For information on changes in revenues, please see section 2.1 (h) of this Reference Form.

c. Relevant impact of inflation, changes in prices of key inputs and products, exchange and interest rates on operating results and financial results of the issuer

For information on the impact of deflation on revenue from the sale of goods and services, inflation in costs, and interest rate on financial results, please see section 2.1 (h) of this Reference Form.

2.3.       The officers should comment on the following topics:

a. changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2

The Company had no significant changes in its accounting practices for the fiscal years ended on December 31, 2023, 2022, and 2021.

b. modified opinions and emphases in the auditor's report

The Company had no modified opinions or emphases in the auditor's report for the fiscal years ended on December 31, 2023, 2022, and 2021.

2.4.       The Executive Officers are required to provide their comments on the impact that the events listed below have had or are expected to have on the issuer's financial statements and results:

a. introduction or disposal of operating segment

(i)	Discontinuation of the Extra Hiper stores business, and asset sale transaction with Sendas

As part of the Retail segment, the Company operates different store formats, including, before the beginning of the transaction described herein with Sendas Distribuidora S.A. (“Assaí”), 103 Extra Hiper stores, which operated in the hypermarket model. In line with the strategy of optimizing its store platform and allocating relevant resources to speed up the growth of the most profitable brands, the Company's management decided in 2021 to discontinue the operation of stores under the Extra Hiper brand.

Thus, according to material facts published on October 14, 2021 and December 16, 2021, the Boards of Directors of both the Company and Sendas Distribuidora S.A. ("Assaí") approved the execution of a contract for the assignment of exploration rights of 66 sales points between the Company and Sendas, located in several states of the country, involving their own properties and leased from third parties.

This transaction was carried out as follows: (i) transfer of the goodwill of 66 stores to Sendas for the amount of R$3.9 billion; and (ii) sale of 17 properties to a real estate fund, under a guarantee and subsequent lease by Assaí, in the amount of R$1.2 billion.

In addition, the Company carried out, with banking institutions, assignments of receivables of the residual installments due by Assaí, and the total amount due by Assaí to the Company for the acquisition of all 66 goodwill has already been fully received by the Company by December 31, 2022.

Also, in addition to this transaction, the Company has made the decision to convert 25 sales points from the remaining 37 Extra Hiper stores to other brands that demonstrate higher profitability (Pão de Açúcar and Mercado Extra). Following this, the Company proceeded with either the closure or sale of the remaining stores.

This transaction is detailed in note 1.1 to the 2022 annual financial statements issued on February 27, 2023.

Although the process of disposal of the assets related to the Extra Hiper stores had began in 2021, for the purpose of discontinuing the operation under the accounting aspect, a substantial part of those sales was completed in the first quarter of 2022, with the abandonment and delivery of 86% of the total stores to Assaí.

Therefore, since the first quarter of 2022, the net gain from the sales of assets and the result of the hypermarket business line have been reported as a discontinued operation (Extra Hiper business line), as well as the comparative financial statements are being restated, in a single line in the income statement, as provided for in IFRS5/CPC31.

In the fiscal year ended on December 31, 2022, the Company recorded revenues in the amount of R$3.9 billion, in addition to asset write-offs corresponding to the amount of R$1,035 million and expenses of R$1,345 million (of which R$566 million is related to the dismissal of employees, R$95 million cancellation of contracts, and R$684 million in other expenses related to the transaction–transaction-related costs, write-off of balances of other accounts in the balance sheets related to stores and sale and lease-back of assets), generating a net result of the transaction in the amount of R$1,564 million stated in the result of Discontinued Operations (note 33 of the 2022 annual financial statements issued on February 27, 2023).

(ii)	Separation transaction and discontinuation of the subsidiary Éxito's operations from the Company.

On September 5, 2022, the Company's Board of Directors became aware of the result of preliminary studies for the eventual separation of the Éxito operations from the Company, allowing the Management to complete the studies on this transaction, as well as to assess the measures required for its formalization, including all measures for the creation of Éxito's BDR (Brazilian Depositary Receipts) and ADRs (American Depositary Receipts) programs in Brazil and the United States, respectively.

According to the plan prepared by the Management, the transaction was carried out through a capital stock reduction of GPA with the aim of distributing approximately 83% of the shares of Éxito currently held by GPA to its shareholders. Thus, after the distribution of such shares, GPA maintains, on this date, a minority interest of approximately 13% in Éxito.

Thus, pursuant to CPC 31/IFRS 5, the controlled company Éxito and its subsidiaries are presented in the 2022 annual financial statements issued on February 27, 2023 as assets held for distribution in the balance sheet and discontinued operations in the income statement.

In August 2023, Éxito's separation was finished with the distribution of approximately 83% of the interest held by GPA to its shareholders. Thus, as of this date, GPA now holds a 13.3% interest in Éxito's capital stock, which consequently is accounted for in the line of financial investments in current assets.

On October 13, 2023, GPA's Board of Directors sanctioned the execution of a preliminary agreement, which involves the sale of GPA's remaining 13.3% stake in Éxito for US$156 million to Grupo Calleja, the proprietor of El Salvador's leading supermarket retail group known as Super Selectos. Such sale took place within the scope of an OPA takeover bid launched by the Calleja Group in Colombia and the United States of America in December 2023 with the aim of acquiring 100% of Éxito's capital stock, and its liquidation took place in January 2024.

b.       establishment, purchase, or disposal of equity interest

In September 2023, Casino proposed to the Company's Board of Directors to start negotiations for the purchase of GPA's stake in Cnova N.V. The controller's proposal, together with GPA's absence of a current or future financial obligation to CNova and the intention to dispose of this asset, led to the reversal of accumulated non-cash losses. This transaction was completed in the third quarter of 2023. For further information, please see section 1.11 of this Reference Form.

c. unusual events or transactions

Not applicable, as no further events or transactions have been reported aside from those already mentioned in section 'a' hereinabove. In addition, the Company does not estimate future effects related to these facts.

2.5.       If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer must:

a.               report the amount of the non-accounting measurements

I.	EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-accounting measurement prepared by the Company under CVM Resolution No. 156, of June 23, 2022, reconciled with its financial statements and interim accounting information, and consists of net profit (loss) adjusted (i) by the net financial result, (ii) by income tax and social contribution on net income, and (iii) by depreciation and amortization expenses. EBITDA margin is calculated by EBITDA divided by revenue from the sale of goods and services.

Adjusted EBITDA refers to the aforementioned EBITDA adjusted by (i) Other Operating Expenses, net, and (ii) Net Income/Loss from discontinued operations, as described in section (b) below.

Other operating income and expenses correspond to the effects of significant or non-recurring events that took place during the year/period that do not fall within the definition of the other items of the income statement for the fiscal year. The reason why the Management utilizes these metrics in its analysis is due to its awareness that they help eliminate exceptional expenses, revenues, and other extraordinary entries that could potentially hinder the comparability and analysis of results. EBITDA margin is calculated by EBITDA divided by revenue from the sale of goods and services.

EBITDA, EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are not measurements recognized by accounting practices adopted in Brazil (BR GAAP) or by IFRS, do not represent cash flow for the years presented, and should not be considered as substitutes for net income (loss), as indicators of operating performance, as a liquidity indicator or as a basis for the distribution of dividends. They have no standard meaning and may not be comparable to measures with similar names provided by other companies.

Please see below the amounts of the Company's EBITDA, EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin for the fiscal years ended December 31, 2023, 2022, and 2021:

	Fiscal year ended on December 31,
(in BRL million, except %)	2023	2022	2021
EBITDA	(410)	1,318	1,799
EBITDA margin	(2.1)%	7.6%	11.0%
Adjusted EBITDA	2,023	895	1,162
Adjusted EBITDA Margin	10.5%	5.2%	7.1%

II.	Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables

Gross Debt is a non-accounting measurement, which is calculated by the sum of the balances of loans and financing and debentures and promissory notes, current and non-current.

Net Debt is a non-accounting measure calculated by Gross Debt deducted by the sum of cash balances and cash equivalents. Net Debt Including Unanticipated Credit Card Receivables is calculated based on Net Debt subtracted from discounts on unanticipated receivables, which consist of balances of credit card management companies accounted for in the Company's accounts receivable line. The Management understands that these balances could simply be readily converted to a known amount of cash and that they are subject to an insignificant risk of change.

Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables are not measures recognized by accounting practices adopted in Brazil (BR GAAP) or by IFRS, and should not be considered as substitutes as a liquidity indicator. They have no standard meaning and may not be comparable to measures with similar names provided by other companies.

Please see below the amounts of Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables for the fiscal years ended December 31, 2023, 2022, and 2021:

	Fiscal year ended on December 31,
(stated in BRL million)	2023	2022	2021
Gross Debt	(5,273)	(5,863)	(9,051)
Net Debt	(2,302)	(2,112)	(777)
Net Debt Including Unanticipated Credit Card Receivables	(2,185)	(2,029)	(697)

b.               Reconciliation between the amounts disclosed and the amounts of the audited financial statements

I.	EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin

(in BRL millions, except otherwise stated)	Fiscal year ended on December 31,
	2023	2022	2021
Net profit (loss) of the period/year	(2,134)	(4)	960
(+) Net financial income	1,009	750	623
(+) Income Tax and Social contribution	(418)	(454)	(725)
(+) Depreciation and Amortization	1,133	1,026	941
EBITDA	(410)	1,318	1,799
Revenue from sales of goods and services	19,250	17,321	16,298
EBITDA margin	(2.1)%	7.6%	11.0%

(in BRL millions, except otherwise stated)	Fiscal year ended on December 31,
	2023	2022	2021
Net profit (loss) of the period/year	(2,134)	(4)	960
(+) Net financial income	1,009	750	623
(+) Income Tax and Social contribution	(418)	(454)	(725)
(+) Depreciation and Amortization	1,133	1,026	941
(+) Other operating income and expenses), net(1)	213	434	168
(+) Net profit/loss from discontinued operations(2)	2,220	(857)	(805)
Adjusted EBITDA	2,023	895	1,162
Revenue from sales of goods and services	19,250	17,321	16,298
Adjusted EBITDA Margin/ Revenue from sales of goods and services	10.5%	5.2%	7.1%

(1) Other operating income and expenses correspond to the effects of significant or non-recurring events that took place during the fiscal year that do not fall within the definition of the other items of the income statement for the fiscal year.

(2) Discontinued operations refer to: in the fiscal years ended December 31, 2021, 2022 and 2023, the net result of the operation of Extra hypermarkets and drugstores due to the process of discontinuing these operations, as well as the net result of the operation of the Éxito Group due to the spin-off process of the Almacenes Éxito S.A. activities from the Company.

II.	Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables

(stated in BRL million)	On December 31,
	2023	2022	2021
Loans and financing (current)	(941)	(980)	(381)
Debentures (current)	(31)	(21)	(1,089)
Loans and financing (non-current)	(983)	(2,204)	(4,058)
Debentures (non-current)	(3,319)	(2,658)	(3,524)
Gross Debt	(5,273)	(5,863)	(9,051)
Cash and Cash Equivalents	2,971	3,751	8,274
Net Debt	(2,302)	(2,112)	(777)
Factoring of receivables	117	83	80
Net Debt Including Unanticipated Credit Card Receivables	(2,185)	(2,029)	(697)

c.                explain why it is considered that such measurement is more appropriate for the correct understanding of its financial condition and the result of its operations

EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin are used as performance metrics, as the Company's management believes they are practical measures to ascertain its operating performance.

EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin are additional information to the Company's financial statements and should not be used as a substitute for audited/revised results. EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin are not measures recognized by the Accounting Practices Adopted in Brazil or by IFRS, do not have a standard meaning, and may not be comparable to measures with similar titles reported by other companies.

The Company believes that EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin help understand its financial condition and the results of its operations, being used internally as measures to assess productivity and efficiency, proving to be useful in ascertaining the Company's economic and financial performance. Additionally, the Company holds the belief that EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin offer investors an enhanced understanding of its capability to meet its obligations and its ability to access new financing for its investments and working capital.

Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables are not measures recognized under accounting practices adopted in Brazil or International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), do not have a standard meaning, and may not be comparable to Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables prepared by other companies. Net Debt and Net Debt Including Unanticipated Credit Card Receivables are used by the Company respectively for contractual purposes (Covenant) and for releasing documents to the market.

Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables have limitations that may jeopardize their use as a measure of liquidity, and should not be considered separately or as a substitute for an indicator of liquidity and/or performance.

2.6.       Please identify and comment on any event subsequent to the last financial statements at the end of the fiscal year that substantially changes them

Sale of the interests held in CNova N.V.

On November 27, 2023, the Company completed the negotiations for the sale of its indirect equity interest held in CNova N.V. (“CNova”) to its controlling shareholder, Casino Guichard Perrachon (“Casino”). This Transaction was settled on November 30, 2023.

The payment for this transaction will be divided into two installments. The first installment, amounting to €8 million (R$42.8 million, considering the exchange rate from Euro to Real of R$5.351 on November 24, 2023), has already been paid in cash, representing 80% of the total amount due. The second installment, which accounts for the remaining €2 million (R$10.7 million, considering the exchange rate from Euro to Real of R$5.385, on March 27, 2024), was paid on March 27, 2024.

In addition to the above amounts, it was agreed to pay a variable installment (“Equalization Payment”) in the event of a subsequent transaction (“Subsequent Transaction”) involving the sale of the stake held by Casino in CNova or a corporate restructuring of CNova within 18 (eighteen) months counted from the Settlement Date. The purpose of the Equalization Payment is to enable the Company to capture the potential additional appreciation of the asset in a Subsequent Transaction, in the best interest of the Company and its shareholders.

The calculation of Equalization Payment considers, among other factors, the difference between the amount implied in the transaction of €29.4 million (R$157.4 million) per 100% of CNova's capital stock, compared to the amount to be attributed by 100% of the capital in a potential Subsequent Transaction, and the Company, in the case of a positive variation, is entitled to receive the difference considering its 34% interest it held in CNova at the time of signing the contract related to this Transaction (“Difference”). The amount due by Casino as Equalization Payment corresponds to 100% of the Difference if the Subsequent Transaction is made in the first 12 months from the Transaction Settlement Date, 75% if made between the 13th and 15th month, and 50% if made between the 16th and 18th month.

The amounts stated in this section consider the exchange rate quotation of the Euro to the Real of R$5.351 on November 24, 2023.

Sale of the interest held in Almacenes Éxito S.A.

On October 13, 2023, the Company's Board of Directors approved the execution of a preliminary agreement with Grupo Calleja (the “Preliminary Agreement”), holder of the leading supermarket retail group in El Salvador that operates under the Super Selectos brand (the “Purchaser”), for the sale of all of GPA's remaining interests held in Almacenes Éxito S.A. (“Éxito”), corresponding to 13.31% of Éxito's capital stock, within the scope of an OPA takeover bid launched by the Purchaser in Colombia and the United States of America to acquire 100% of Éxito's shares subject to the acquisition of at least 51% of the shares (“OPA”). Companies that belong to the Casino group that hold 34.05% of Éxito's capital stock are also parties to the Preliminary Agreement and have committed to sell their stake through the OPA takeover bid.

The value of the OPA, considering all of Éxito's shares, is US$1,175 million, equivalent to US$0.9053 per share, of which US$156 million (corresponding to R$790 million) refers to the stake held by GPA, paid by the Buyer in cash.

The OPA takeover bid was opened in December 2023 and completed in January 2024, being settled on January 23, 2024.

2.7.       The officers should comment on the allocation of social results, mentioning:

a. standards on retained earnings

b. standards on dividend distribution

c. periodicity of dividend distributions

d. any restrictions on the distribution of dividends imposed by special legislation or regulations applicable to the issuer, as well as contracts, court, administrative, or arbitration orders

e. if the issuer has a formally approved income allocation policy informing the body responsible for the approval, the date of approval and, if the issuer discloses the policy, any websites on the world wide web where the document can be read

Description	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
a. Standards on retained earnings

The Company's general meeting is responsible for deciding on retained earnings, pursuant to the applicable legislation and the Company's bylaws.

The Bylaws outline the following deductions from the Company's profit, in a specific sequence:

(a)      accumulated losses and the allowance for income tax; and

(b)      the disbursement of profit sharing to employees and managers based on the Company's results.

Following these deductions, the Company's profit will be allocated as outlined below:

(a)      5% for the legal reserve;

(b)      funds to be allocated to reserves for contingencies, subject to resolution by the General Meeting;

(c)      25% to pay the mandatory dividend.

After the above allocations, the profit that is not used to constitute a Reserve for Expansion under the Bylaws (limited to 100% of the amount of the capital stock) or that is subject to withholding under articles 195-A (Tax Incentive Reserve) and 196 (Retained Earnings) of the Brazilian Corporations Act, will be distributed as additional dividends.

a.i. Retained earnings amounts	Not applicable, as the Company did not generate any net income during the specified period.	Not applicable, as the Company did not generate any net income during the specified period.	As resolved in the Annual and Extraordinary General Meetings (AEGM) held on April 27, 2022, out of the net income of R$802,326,854.48, the following amounts were allocated: (a) R$40,116,342.72 to the Legal Reserve; (b) R$437,737,929.80 to the Tax Incentive Reserve; (c) R$95,433,112.34 as a minimum mandatory dividend, of which R$81,118,145.49 is the net amount of taxes; and (d) R$229,039,469.62 to the Expansion Reserve

a.ii Percentages in relation to total profits stated	Not applicable, as the Company did not generate any net income during the specified period.	Not applicable, as the Company did not generate any net income during the specified period.	(a): 5.00% (b): 54.56% (c): 11.89% (d): 28.54%
b. Rules on dividend distribution

Pursuant to the law and the Company's Bylaws, the Company may pay dividends arising from:

(a)   the net income ascertained in the fiscal year;

(b)  the net income accrued in prior fiscal years, or in any semester and/or quarter of a prior fiscal year; or

(c)   profit reserves from previous fiscal years or the first half of a fiscal year.

In this case, “profit reserves” means any reserve for expansion, contingency reserve, tax incentive reserve, amounts allocated to investment budget approved by resolution of shareholders, or reserve of unrealized profits, not including any legal reserve.

Dividends are stated at the Annual General Meeting, according to the recommendation of the Board of Directors and must be made available to shareholders within the period determined by the Meeting that resolved on their statement.

The Company may pay or credit interest on shareholders' equity calculated on the Shareholders' Equity accounts, subject to the rate and limits determined by law, being certain that the amounts paid as interest on shareholders' equity will make up the amount of the minimum mandatory dividends.

Pursuant to the Company's Bylaws in force at the time of the Annual General Meeting that approved the distribution of dividends and the Brazilian Corporations Act, each shareholder has a period of 3 years, counting from the date on which the payment of the dividend is due, to claim its payment, after which the Company will no longer be responsible for the payment.

The calculation of net income (or net loss, as the case may be) and the allocation to reserves in any fiscal year were determined based on the financial statements prepared under the accounting practices then in force.

c. Periodicity of dividend distributions	As a standard practice, the distribution of mandatory minimum dividends will occur on a yearly basis. Nevertheless, interim dividends may be stated by the Board of Directors, subject to the approval of the General Meeting of Shareholders, pursuant to § 3 of article 32 of the Company's Bylaws. The decision regarding the allocation of interim dividends will rest with the Board of Directors, taking into account the Company's financial and economic condition.
d. Potential restrictions	The deeds of the 18th and 19th issuance of debentures and a bank loan agreement provide for a restrictive clause that limits the distribution of dividends above the legal minimum, except for certain exceptions expressly provided for in such documents. For further information, please see sections 2.1.iv and 12.3 of this Reference Form.	The deeds of the 18th and 19th issuance of debentures and a bank loan agreement provide for a restrictive clause that limits the distribution of dividends above the legal minimum, except for certain exceptions expressly provided for in such documents. For further information, please see sections 2.1.iv and 12.3 of this Reference Form.	In both the deed of the 17th debenture issue and the bank loan agreement, there is a restrictive clause that restricts the distribution of dividends beyond the legal minimum. For further information, please see sections 2.1.iv and 12.3 of this Reference Form.
e. Earnings distribution policy	The Company does not have a formal earnings distribution policy.

2.8.       The executive officers must describe the relevant items not evidenced in the Company's financial statements, pointing out:

a. the assets and liabilities held by the issuer, directly or indirectly, that do not appear in its balance sheets (off-balance sheet items), such as:

i. portfolios of receivables written off over which the entity has neither retained nor transferred substantially the risks and benefits of ownership of the transferred asset, specifying the corresponding liabilities

The Board of Executive Officers clarifies that there are no portfolios of receivables written off on which the entity maintains risks and liabilities not evidenced in the Company's balance sheets for the last three fiscal years.

ii. contracts for future purchase and sale of goods or services

The Board of Executive Officers explicitly states that there are no agreements for the future acquisition or disposition of products or services that are not reflected in the Company's balance sheets for the past three fiscal years.

iii. unfinished construction agreements

The Board of Executive Officers clarifies that there is no unfinished construction that is not reflected in the Company's balance sheets for the past three fiscal years.

iv. agreements for future receipt of financing

The Board of Executive Officers clarifies that there are no contracts for future receipts of financing not disclosed in the Company's balance sheets for the past three fiscal years.

b.               other items not disclosed in the financial statements

Not applicable, as the Company does not hold other significant items that are not disclosed in its financial statements for the past three fiscal years.

2.9.       Regarding each of the items not shown in the financial statements referred to in section 2.8, the executive officers should comment:

a. how such items change or may change revenues, expenses, operating results, financial expenses or other items in the issuer's financial statements

b.               nature and purpose of the transaction

c.                nature and amount of obligations undertaken and rights generated in favor of the issuer as a result of the transaction

Not applicable, considering that there is no significant item not disclosed in the Company's financial statements.

2.10       Officers should point out and comment on the major elements of the issuer's business plan, describing, in particular, the following topics:

a.   investments, including:

i. quantitative and qualitative description of ongoing investments and projected investments

The Consolidated Investment Plan for GPA for fiscal year 2024 totals R$600 million, for the (i) conversion, opening, and renovation of stores; (ii) innovation and acceleration of digital transformation projects, including systems, marketplace, last milers, and new DCs; (iii) IT infrastructure, logistics, and other efficiency improvement projects; and (iv) real estate.

ii. investment funding sources

The Company's primary sources of funds for operations and investments include operating cash flow, Expansion Reserve, capital budget, bank loans, factoring of receivables, and raising capital through the issuance of debentures, promissory notes, and monetization of mature or non-core assets.

iii. significant divestitures in progress, and planned divestitures

The Company is currently selling certain non-core assets as part of its plan to reduce its financial leverage. Thus, during 2023, among other assets the Company completed the sale of: (i) 11 stores, through sale and leaseback; (ii) land located in Barra da Tijuca district, in the city of Rio de Janeiro, State of Rio de Janeiro; (iii) equity interest held in Cnova N.V. On the date of this Reference Form, the Company is still negotiating for the sale of other non-core assets, and began negotiating the sale of gas stations owned by it in several regions of Brazil and the real property where its administrative headquarters is located.

iv.	provided that it has already been disclosed, report the acquisition of plants, equipment, patents, or other assets that should materially influence the issuer’s productive capacity

There are no events to disclose.

v.	new products and services, detailing:

i. description of ongoing research already disclosed

ii. total amount spent by the issuer with research for development of new products or services

iii. ongoing projects already disclosed

iv. total amounts spent by issuer to develop new products or services

Not applicable.

vi.	opportunities that are part of the issuer's business plan related to ESG issues

ESG issues are one of GPA's strategic guiding principles, and the Company has a team dedicated to such issues and an action plan validated by both the Sustainability and Diversity Committee and the Board of Directors, which has activities, goals, and commitments for the upcoming years.

The Company's ESG planning encompasses aspects related to five guiding principles: diversity and inclusion, social impact, value chains, climate change, and ethics and transparency. In order to implement actions aligned with these guiding principles, the Company has made investments in various areas, facilitating the continuous enhancement of processes and policies in line with the established commitments.

In addition to the investments that the Company makes directly in actions aimed at ESG issues and the constant study of opportunities to improve our business in order to minimize negative impacts and enhance positive impacts, one of GPA's variable compensation goals are pegged to significant ESG topics, namely, the increase in the percentage of women in leadership positions (management and above) and the reduction of CO2 emissions, directing the company's collective effort on this topic.

2.11       Comment on other factors that had relevant influence on the operating performance and have not been identified or mentioned on other items in this section

The Company is not aware of other factors that have materially influenced its operating performance and that have not been identified or commented on in the other items of this section 2.

EXHIBIT II

Proposed Overall Compensation for Management and Fiscal Council members

(Section 8 of the Reference Form)

[Remainder of the page intentionally left blank]

[The Exhibit can be seen on the next page]

8.       MANAGEMENT MEMBERS' COMPENSATION

8.1 Describe the policy or practice of compensation of the Board of Directors, Statutory and Non-Statutory Board of Executive Officers, Audit Committee, Statutory Committees, and Audit, Risk, Financial, and Compensation Committees, addressing the following matters:

a. goals of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer disclosed the policy, locations on the World Wide Web where the document can be read

The Company has Nomination and Compensation Policy for the Members of the Board of Directors, Advisory Committees, Statutory Board of Executive Officers and Fiscal Council that was formally approved at a meeting of the Board of Directors held on November 28, 2019, amended on May 31, 2022 (the "Compensation Policy") aimed at establishing the guidelines for compensating management members in accordance with market practices and, consequently, enable the attraction and retention of skilled professionals and their involvement in line with the Company's interests, guided by the following criteria:

(i)	The responsibilities of the members of the Board of Directors, its Advisory Committees, Statutory Board and Fiscal Council, whenever duly established, considering the different positions they hold and the functions they perform;
(ii)	Time devoted to their duties;
(iii)	Competence and professional reputation, in view of their experience and skills; and
(iv)	Value of their services in the market.

Furthermore, as per the Compensation Policy, the compensation of the management members may consist of the following components:

(i)	Fixed compensation;
(ii)	Direct and indirect benefits, corresponding to health-care plan, life insurance, check-up, food voucher, among others;
(iii)	Short-term variable compensation (corresponding to a profit-sharing plan);
(iv)	Long-term variable compensation; and
(v)	Post-employment benefits, corresponding to a counterpart in a private pension plan for opt-outs.

The Compensation Policy will be updated in due course to include the possibility of long-term variable compensation including share-based compensation plans, according to the new incentive plan that is being submitted for the approval of shareholders at the Extraordinary General Meeting to be held on April 29, 2024.

The Compensation Policy is available for consultation on the Investor Relations website of the Company (www.gpari.com.br), as well as on the websites of CVM (https://www.gov.br/cvm) and B3 (https://www.b3.com.br).

b. practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the board of executive officers, pointing out:

i. the issuer's departments and committees that take part in the decision-making process, detailing how they take part in it

According to art. 152 of the Brazilian Corporations Act and the Company's Compensation Policy, the General Meeting is responsible for setting the overall compensation of the management members, as well as the Fiscal Council, when established, and the Board of Directors is responsible for deciding on the distribution of the annual overall compensation approved by the General Meeting among the management bodies, and the members of the Board of Directors who also hold the position of officer, even provisionally, are prohibited from intervening in the process of determining their own compensation as officers.

It is also incumbent upon the General Meeting to approve stock option and share-based compensation plans with delivery directly in shares, and it is up to the Board of Directors to resolve on the creation of such programs, setting forth their conditions and beneficiaries.

The Company maintains a specialized department focused on compensation matters, with the primary objective of evaluating, organizing, and advising on best practices. Such recommendations are submitted to the Environmental, Social and Corporate Governance Sustainability (ESG) Committee, responsible for addressing and advising on compensation of the Management members, as well as employees and non-statutory executive officers. Thus, the Environmental, Social and Corporate Governance Sustainability (ESG) Committee and the Board of Directors assess the adequacy of the compensation paid annually to the Board of Directors and the Board of Executive Officers, as a whole, with the advice, whenever necessary, of a compensation consultancy hired for this purpose.

Regarding individual compensation, the Company's Board of Directors monitors the decision-making process to determine salary references for each position, taking into consideration market practices. These references are then applied to managers under the Company's governance rules.

ii. criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices and, if so, the comparison criteria and the scope of these studies

As stated in section "a" above, the Compensation Policy sets forth the criteria adopted for the compensation of management members, namely:

(i)	The responsibilities of the members of the Board of Directors, its Advisory Committees, Statutory Board and Fiscal Council, whenever duly established, considering the different positions they hold and the functions they perform;
(ii)	Time devoted to their duties;
(iii)	Competence and professional reputation, in view of their experience and skills; and
(iv)	Value of their services in the market.

In addition, the Company hires specialized companies to carry out or provide access to studies and perform an assessment and comparison of the position to be compensated according to market practices (having been measured for the year 2022, the last year of its application, through the Top Exec Survey of Korn Ferry, which uses as comparison parameters the large economic groups that operate in the country, taking into account companies of the same size in the industry sector, as well as other segments that are competitors for the purpose of hiring executives).

With regard to the variable compensation of the statutory Officers, the Company makes the payments pursuant to Law No. 10.101/2000. The calculation is based on financial and non-financial indicators, independent of each other, in line with the Company's strategic planning, determined based on the business plan and on financial results to be achieved by the Company, as mentioned in section 8.1.c. Profit sharing is, therefore, pegged to the performance of the Company and that of statutory Officers themselves, under the provisions of the Company's Profit-Sharing Program.

When reviewing the amount of the total compensation of an Executive Officer, it is necessary to highlight that the Company endorses the compensation policy in order to ensure that the amount received by the members of the Board of Executive Officers is in line with that of the companies with which the Company compares itself (the largest economic groups in Brazil) and equivalent to the total compensation of the 10% best payers in Brazil.

Once such a survey is completed, the area responsible for determining the compensation structure for managers and key personnel suggests compensation parameters and strategies to the Environmental, Social and Corporate Governance Sustainability (ESG) Committee and the Board of Directors.

iii. how often and manner in which the board of directors assesses the adequacy of the issuer's compensation policy

In pursuit of this goal, the Company regularly conducts market research executed by distinguished specialized external consultants contracted specifically for this purpose.

Each year, the Company conducts an evaluation of the monthly compensation, parameters, and references provided by the specialized consultants, comparing them to the Company's actual practices. Based on such reviews, the area dedicated to compensation and structure issues recommends proposals to the Environmental, Social and Corporate Governance Sustainability (ESG) Committee and the Board of Directors, in order to maintain the Company's competitiveness and adherence to the established strategy.

c. how compensation is formulated, detailing the following factors:

i. description of the various elements that make up the compensation, including, in relation to each of them:

Board of Directors

The compensation of the members of the Board of Directors is composed of a fixed portion, which is periodically updated based on the amounts usually paid by the market, encouraging such professionals to maintain a level of excellence in the performance of their functions and the continuous search for improved results.

For the social exercise of 2024, the Company does not provide any additional remuneration to the Board of Directors apart from the fixed portion.

Statutory and non-statutory Board of Executive Officers

The composition of the Board of Executive Officers' compensation includes a fixed portion and a variable portion. The fixed compensation is calculated based on the individual's position and skills, taking into consideration market practices and the results of an annual survey conducted by external consultants engaged by the Company.

Executive officers are entitled to a package of benefits consistent with those offered by the market to professionals who hold management positions in other companies, which include dental reimbursement, medical check-up, security, meal vouchers, private pension, life insurance, health insurance, and social insurance, in addition to being beneficiaries of the D&O insurance as detailed in section 7.7 of this Reference Form. The amount of the D&O insurance premium is not considered in the amounts contained in section 8.2 of this Reference Form.

Short-term variable compensation (corresponding to profit sharing) is made through an annual payment pegged to the Company's results for the year, being paid to both the statutory and non-statutory Executive Officers. The payment amount can range from 0% to 200%, and it is determined based on both the Company's performance and the individual performance of the Management member. At present, the target value of the variable compensation component makes up approximately 30% of the executives' annual direct compensation.

The long-term variable compensation (corresponding to the Company's incentive stock and stock option plan plan) aims to encourage the efficiency, productivity, results, and commitment of the statutory and non-statutory Officers in their performance. The amount to be paid as a result of these plans may vary from 0% to 200%, and such amount is determined based on discretionary/subjective criteria taking into account the executives' contribution in view of the Company's strategic goals. At present, the target value of the share-based compensation component constitutes approximately 30% of the executives' annual direct compensation.

The management of the Company acknowledges that the compensation components align with the Company's principles and are deemed satisfactory for achieving the Company's goals as outlined in its Compensation Policy, which aims to generate value for the Company and its shareholders in both the short and long term.

Fiscal Council

The compensation for members of the Fiscal Council, if established at the request of the General Meeting, will be composed of a fixed monthly compensation that is not connected to the actual participation in meetings, which cannot be less than 10% of the fixed compensation for each active member that, on average, is paid to every executive officer, pursuant to §3, article 162 of the Brazilian Corporations Act.

Non-Statutory Advisory Committees to the Board of Directors

Audit Committee

The compensation of the Audit Committee's members is composed of a fixed compensation portion calculated based on the position and skills of the individual according to market researches carried out by consultants hired by the Company, as well as the participation and number of participation in meetings in their corresponding administrative bodies, as well as the compensation of the other committees.

Committee members are beneficiaries of the D&O insurance stated in section 7.7 of this Reference Form.

•	its goals and alignment to the issuer's short, medium, and long-term interests

The management of the Company acknowledges that the compensation components align with the Company's principles and are deemed satisfactory for achieving the Company's goals as outlined in its Compensation Policy.

The fixed compensation is calculated based on the individual's position and skills, taking into consideration market practices and the results of an annual survey conducted by external consultants engaged by the Company. In the cases of the Board of Directors and Advisory Committees, the performance in meetings and number of meetings attended in the corresponding administrative bodies and/or the fulfillment of specific responsibilities connected to the Company's strategy is also taken into account.

Short-term variable compensation (corresponding to profit sharing) is made through an annual payment pegged to the Company's results for the year to the statutory Executive Officers. For the members of the Board of Directors and Advisory Committees, there is a payment connected to the dedication of additional time or to the fulfillment of specific responsibilities or projects focused on the Company's strategy.

The long-term variable compensation aims to encourage the efficiency, productivity, results, and commitment of the Directors and the statutory and non-statutory Officers in their performance.

In conclusion, the Company's direct and indirect benefits are designed to enhance the appeal of its compensation package and attract and retain the desired professionals.

•	its proportion in the overall compensation in the past 3 fiscal years

The table below shows the proportion of each element in the composition of the total remuneration for the past three (3) fiscal years:

For the fiscal year ended on December 31, 2023:

% on the total compensation
	Base Salary	Direct and indirect benefits	Variable compensation	Termination of the position	Stock Option Plans	Total
Board of Directors	92.90%	3.55%	0.00%	0.00%	3.56%	100.00%
Board of Executive Officers	69.87%	9.22%	13.71%	0.00%	7.21%	100.00%
Fiscal Council	100.00%	0.00%	0.00%	0.00%	0.00%	100.00%

For the fiscal year ended on December 31, 2022:

% on the total compensation
	Base Salary	Direct and indirect benefits	Variable compensation	Termination of the position	Stock Option Plans	Total
Board of Directors	48.99%	2.99%	0.00%	26.00%	22.02%	100.00%
Board of Executive Officers	29.69%	7.36%	0.00%	55.45%	7.51%	100.00%
Fiscal Council	100.00%	0.00%	0.00%	0.00%	0.00%	100.00%

Fiscal year ended on December 31, 2021:

% related to the total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	71.71%	7.84%	0.00%	20.44%	100.0%
Board of Executive Officers	61.53%	2.32%	24.79%	11.35%	100.0%
Fiscal Council	100.00%	0.00%	0.00%	0.00%	100.0%

•	its calculation and updating methodology

To determine the compensation of Management members, the Company regularly conducts market research in order to assess whether the criteria and conditions it adopts for determining their remuneration are satisfactory and allows for retaining professionals, as well as assessing the need to propose adjustments in any element comprising the compensation that could be misaligned. Such surveys are carried out every year by specialized consultants recognized in the market that is hired by the Company, and are based on the analysis of data from the major companies present in the Brazilian market with revenues and size similar to those of the Company.

Once such a survey is completed, the area responsible for determining the compensation structure of senior management and key personnel suggests compensation parameters and strategies, including for non-statutory Executive Officers and other strategic positions that do not compose the statutory management.

The Company maintains a specialized department focused on compensation matters, with the primary objective of evaluating, organizing, and advising on best practices. Such recommendations are submitted to the Environmental, Social and Corporate Governance Sustainability (ESG) Committee, responsible for addressing and deciding on the compensation of the Management members, as well as non-statutory executive officers and employees.

The Board of Directors prepares the Management's Proposal so that the shareholders can resolve on the overall amount of compensation to management members.

With regard to the executive officers' variable compensation, the Company makes the payments pursuant to Law No. 10.101/2000. The calculation is based on financial and non-financial indicators, independent of each other, in line with the Company's strategic planning, determined based on the business plan and on financial results to be achieved by the Company, as mentioned in section 8.1.c. Profit sharing is, therefore, pegged to the performance of the Company and that of management member him/herself, under the provisions of the Company's Profit-Sharing Program.

•	key performance indicators taken into account, including, where applicable, indicators related to ESG issues

Aiming at complying with the purposes of the compensation policy, which is to provide compensation aligned with market practices (having been measured for the 2022 fiscal year through Korn Ferry's Top Exec Survey, which uses the large economic groups operating in each country as parameters for comparison), making it possible to attract and retain the best talents in search for excellence, each compensation element considers the following performance indicators to determine their amount:

•                 Fixed compensation (Base Salary and direct and indirect benefits): determined based on competitive compensation structures that take into account the know-how; problem-solving skills, and responsibilities of each position. The Company's structure is designed based on salary grids, with each grid having an associated average salary that is kept in line with the market's average salary point.

•                 Profit Sharing: we monitor performance indicators in line with the Company's strategic planning, determined based on its business plan that considers quantitative results and the performance assessment of the executive officers, under the provisions the Company's Profit-Sharing Program that is developed pursuant to Brazilian Law No. 10,101/2000. As an example, in recent years the Company has been using metrics based on the following indicators to calculate the amounts to be distributed under its Profit-Sharing Programs: Net Sales, NPS, General Overall Administrative and Sales Expenses, EBITDA, Sustainability Index (% of People with Disabilities; % of Women in Leadership positions; Energy Consumption), and Market Share. For the purposes of metrics, some financial indicators, including net income, are based on the French accounting standard, which is the standard used by the Company's controlling shareholder to consolidate its subsidiaries, and which allows all executives in the group to be compensated under the same criteria.

It is evident that certain indicators are solely financial, while others, incorporating ESG parameters, are quantifiable factors that impact the Company's outcomes and thus exhibit a correlation with its financial performance. Due to the fact such various indicators are independent among themselves, it is worth noticing that there will be the possibility of paying amounts to the Company's officers under their Profit-Sharing Programs, regardless of the distribution of dividends by the Company, based on the applicable performance indicators, under the Profit-Sharing Programs executed every year by the Company. Thus, especially in fiscal years in which net loss or net profit are ascertained below the corporate targets, it is possible that the achievement of a percentage higher than 100% in the fulfillment of the targets attributed to the non-financial indicators offset, even partially, the failure to achieve strictly financial indicators. The total amount paid under the Profit-Sharing Programs is foreseen and limited by the terms and conditions provided for in such Programs referred to above.

The result of the Group and Individual indicators is measured according to the minimum, target, and maximum ranges, set and approved, respectively, both by the Environmental, Social and Corporate Governance Sustainability (ESG) Committee and by the Board of Directors. It is the average of such results that will determine the percentage to be applied on the target of each individual's Profit-Sharing Programs.

To calculate and determine the amount to be paid under the Profit-Sharing Programs, the Company applies the method called Performance Score (internally aligned with the purposes outlined by GPA and its subsidiaries), a method that in year 2022 was applied even to all employees of the Company at medium leadership level (Coordinators).

•                 Share-based compensation: information on the criteria and characteristics of share-based compensation is provided in sections 8.4 and 8.9 of the Reference Form.

ii. reasons that justify the composition of compensation

The elements that make up the Company's compensation package focus on attracting and retaining talents, that is, competent, skilled, dedicated, and valuable professionals for the Company, who may contribute to its results.

To this end, regarding the total compensation of an Executive Officer, the Company endorses the compensation policy in order to ensure that the amount received by the members of the Board of Executive Officers is in line with that of the companies with which the Company compares itself (the largest economic groups in Brazil) and equivalent to the total compensation of the 10% best payers in Brazil.

iii. the existence of unpaid members by the issuer and the reason for this fact

The Chairman of the Board of Directors does not receive any form of compensation due to his voluntary waiver of the right to be remunerated.

d. existence of any compensation borne by subsidiaries, controlled companies, or direct or indirect controllers

The Company assumed full responsibility for compensating Management and committee members in the fiscal year ended on December 31, 2023, and will continue to do so in 2024.

e. existence of any compensation or benefit bound to the occurrence of a certain corporate event, such as disposal of the issuer’s corporate control

With the completion of the public offering of primary distribution of shares issued by the Company ("Offer"), certain executives who are involved in the preparations and other activities related to said Offer will be entitled to an extraordinary financial premium/bonus, which in the aggregate may represent up to 1.75% of the total value of the Offer, subject to the achievement of certain conditions to be verified after said corporate transaction.

8.2 Regarding the compensation accounted for on the financial result of the past 3 fiscal years and also the compensation planned for the current fiscal year to the Board of Directors, the Board of Executive Officers and the fiscal council, a table must be prepared with the following information:

Total Compensation of the Board of Directors, Statutory Board of Executive Officers, and Fiscal Council Fiscal Year 2024 (Estimated)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	8.75	4	0	12.75
Number of paid members	8.5	4	0	12.50
Fixed annual compensation
Base Salary (“Fixed”)	10,996,940.00	14,587,075.19		25,584,015.19
Direct and Indirect Benefits		2,885,950.73		2,885,950.73
Compensation by Committees
Others (d.i)
Annual variable compensation
Bonus (“Variable Compensation”)
Profit Sharing		11,093,165.22		11,093,165.22
Compensation for taking part in meetings
Commissions
Others (d.ii)
Post-employment benefits
Benefits for termination of tenure
Share-based compensation		30,807,240.57		30,807,240.57
Total	10,996,940.00	59,373,431.71	0.00	70,370,371.71
Notes: the total number of members of each body and the total number of paid members of each body was calculated as specified in section 10.2.8.2 of the Annual Circular Letter CVM/SEP 2024.

Total Compensation of the Board of Directors, Statutory Board of Executive Officers, and Fiscal Council Fiscal Year 2023
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	12	4	3	19
Number of paid members	11	4	3	18
Fixed annual compensation
Base Salary (“Fixed”)	21,866,692.53	19,882,398.59	186,000.54	41,935,091.66
Direct and Indirect Benefits	834,626.06	2,623,591.57		3,458,217.63
Compensation by Committees	-	-	-	-

Others (d.i)	-	-	-	-
Annual variable compensation
Bonus (“Variable Compensation”)	-	-	-	-
Profit Sharing		3,900,272.99		3,900,272.99
Compensation for taking part in meetings	-	-	-	-
Commissions	-	-	-	-
Others (d.ii)	-	-	-	-
Post-employment benefits
Benefits for termination of tenure	-	-	-	-
Share-based compensation	837,399.89	2,051,851.61		2,889,251.50
Total	23,538,718.48	28,458,114.76	186,000.54	52,182,833.78
Notes: the total number of members of each body and the total number of paid members of each body was calculated as specified in section 10.2.8.b of the Annual Circular Letter CVM/SEP 2023.

Total Compensation of the Board of Directors, Statutory Board of Executive Officers, and Fiscal Council Fiscal Year 2022
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	12	4	3	19
Number of paid members	11	4	3	18
Fixed annual compensation
Base Salary (“Fixed”)	30,357,866.30	9,426,336.60	432,000.00	40,216,202.90
Direct and Indirect Benefits	1,851,465.24	2,336,754.70	-	4,188,219.94
Compensation by Committees	-	-	-	-
Others (d.i)	-	-	-	-
Annual variable compensation
Bonus (“Variable Compensation”)	-	-	-	-
Profit Sharing	-	-	-	-
Compensation for taking part in meetings	-	-	-	-
Commissions	-	-	-	-
Others (d.ii)	-	-	-	-
Post-employment benefits
Benefits for termination of tenure	16,114,039.00	17,604,897.29	-	33,718,936.29
Share-based compensation	13,646,000.00	2,383,000.00		16,029,000.00
Total	61,969,370.54	31,750,988.59	432,000.00	94,152,359.13
Notes: the total number of members of each body and the total number of paid members of each body was calculated as specified in section 10.2.8.b of the Annual Circular Letter CVM/SEP 2022.

Total Compensation of the Board of Directors, Statutory Board of Executive Officers, and Fiscal Council Fiscal Year 2021
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	9.67	2.83	2.58	15.08
Number of compensated members	8.67	2.83	2.58	14.08
Fixed annual compensation
Base Salary (“Fixed”)	24,233,299.21	17,360,180.83	432,000.00	42,025,480.04
Direct and Indirect Benefits	2,650,518.78	655,727.30	0.00	3,306,246.08
Compensation by Committees	0.00	0.00	0.00	0.00
Others (d.i)	0.00	0.00	0.00	0.00
Annual variable compensation
Bonus (“Variable Compensation”)	0.00	0.00	0.00	0.00
Profit Sharing	0.00	6,994,532.46	0.00	6,994,532.46
Compensation for taking part in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others (d.ii)	0.00	0.00	0.00	0.00
Post-employment benefits
Benefits for termination of tenure	0.00	0.00	0.00	0.00
Share-based compensation	6,907,644.00	3,201,608.00	0.00	10,109,252.00
Total	33,791,461.99	28,212,048.59	432,000.00	62,435,510.58
Notes: the total number of members of each body and the total number of paid members of each body was calculated as specified in section 10.2.8.b of the Annual Circular Letter CVM/SEP 2021.

8.3.       Variable compensation

Expected for the Fiscal Year to end on December 31, 2024
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	8.75	4.00	0.00	12.75
Number of paid members	0.00	4.00	0.00	4.00
REGARDING BONUSES
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan if the targets are met	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the Past 3 fiscal years	0.00	0.00	0.00	0.00
REGARDING PROFIT SHARING
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	22,186,330.00	0.00	22,186,330.00
Amount set forth in the compensation plan if the targets are met	0.00	11,093,165.00	0.00	11,093,165.00
Amount effectively recognized in the fiscal year

Fiscal year ended on December 31, 2023
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	12.00	4.00	3.0	19.00
Number of paid members	0.00	4.00	0.0	4.00
REGARDING BONUSES
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan if the targets are met	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the Past 3 fiscal years	0.00	0.00	0.00	0.00
REGARDING PROFIT SHARING
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	22,176,448.00	0.00	22,176,448.00
Amount set forth in the compensation plan if the targets are met	0.00	11,088,224.00	0.00	11,088,224.00
Amount effectively recognized in the fiscal year	0	3,900,273.00	0.00	3,900,273.00

Fiscal year ended on December 31, 2022
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	12.00	4.00	3.0	19.00
Number of paid members	0.00	4.00	0.0	4.00
REGARDING BONUSES
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan if the targets are met	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the Past 3 fiscal years	0.00	0.00	0.00	0.00
REGARDING PROFIT SHARING
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	17,261,355.00	0.00	17,261,355.00
Amount set forth in the compensation plan if the targets are met	0.00	8,630,678.00	0.00	8,630,678.00
Amount recognized in the income	0.00	0.00	0.00	0.00

Fiscal year ended on December 31, 2021
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.67	2.83	2.58	15.08
Number of paid members	0.00	2.83	0.00	2.83
REGARDING BONUSES
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan if the targets are met	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the Past 3 fiscal years	0.00	0.00	0.00	0.00
REGARDING PROFIT SHARING
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	28,981,131.30	0.00	28,981,131.30
Amount set forth in the compensation plan if the targets are met	0.00	14,490,565.65	0.00	14,490,565.65
Amount recognized in the income	0.00	6,994,532.46	0.00	6,994,532.46

8.4 Regarding the share-based compensation plan of the Board of Directors and the Statuary Executive Board effective in the last fiscal year and projected for the current fiscal year, please specify:

On May 9, 2014, the Company's shareholders approved at the extraordinary general meeting (i) the creation of the Stock Option Plan and its corresponding standard grant agreement ("Stock Option Plan"); and (ii) the creation of the Equity Compensation Plan and its corresponding standard grant agreement (the "Equity Compensation Plan", which, together with the Stock Option Plan and the Former Stock Option Plan, they are hereinafter referred to as the "Plans"). The Stock Option Plan and the Equity Compensation Plan also had amendments thereto approved at the (i) Annual and Extraordinary General Meetings held on April 24, 2015 and on April 25, 2019, and the (ii) Extraordinary General Meeting held on December 30, 2019.

The amount to be received by each member of the Company's Management, under the Plans, is determined according to the level of seniority of the executive and is part of the compensation package of each Management member.

The amounts to be received by members of the Board of Directors and the Chief Executive Officer are previously specified in the agreements signed with them, considering market research carried out with renowned organizations. The amount to be received by the other statutory officers is defined by the Chief Executive Officer based on the total amount available for such payment as determined by the Board of Directors.

The amount to be paid as a result of these Plans may range from 0% to 200%, and such amount is determined based on discretionary/subjective criteria taking into account the executives' contribution in view of the Company's strategic goals. At present, the target value of the share-based compensation component constitutes approximately 25% of the executives' annual direct compensation.

It is worth emphasizing that the Company is submitting to the approval of the shareholders, at the Extraordinary General Meeting to be held on April 29, 2024, a new share-based compensation plan that will replace the plans currently in force, which terms and conditions are attached herein as Annexes III and IV. It will be up to the Board of Directors to approve the programs based on the plan approved at the meeting (with the first share-based remuneration program – performance shares, being approved by the Board of Directors on March 29, 2023, subject to approval of the new plan by the General Meeting.

In addition to the remuneration plan to be assessed by the Extraordinary General Meeting to be held on April 29, 2024, there is a Long-Term Incentive Program for the Company's Executive Board backed by Phantom Shares with payment in cash, calculated based on an indicator of performance of the share defined with market standards, with a vesting period of 3 years, with the objective of aligning the board with the medium and long-term gains of shareholders. Said program was approved by the Board of Directors on March 29, 2024 and will be settled in cash, with no share transfer expected. If the executive leaves before the term of office, he will be paid pro-rata.

The Company describes hereinafter the Plans that had options in effect on December 31, 2023.

EQUITY COMPENSATION PLAN

a. general terms and conditions

The Equity Compensation Plan is managed by the Company's Board of Directors, which established the Company's Human Resources and Compensation Committee to assist it in managing the Equity Compensation Plan, among other matters (the “Committee”).

Such Committee members will meet to grant the options of the series of the Equity Compensation Plan and, whenever required, to decide on the matters that may arise connected to the Equity Compensation Plan.

Each series of stock option grants will receive the letter "B" followed by a number, and the first grant of stock options under the terms of the Compensation Plan will receive the letter B1, and the subsequent series the letter B and the subsequent number.

In the fiscal year ended on December 31, 2023, options granted of Series B9 and B10 of the Equity Compensation Plan were in force.

The Company's employees and management members are eligible to take part in the Equity Compensation Plan, as well as the employees and management members of companies that are members of the GPA Group who are considered key executives (“Participant”), all of which being subject to the approval by the Board Directors or the Committee, as applicable.

Participation in the Equity Compensation Plan does not interfere with the income which the Participant is entitled to as an employee and/or management member of the Company, such as salary, management fees, pro labore fees, benefit, profit-sharing and/or any other benefit or compensation.

b. date of approval and body in charge

The Compensation Plan was approved at an extraordinary general meeting held on May 9, 2014, and was amended at extraordinary general meetings held on April 24, 2015, April 24, 2019, and December 30, 2019.

c. maximum number of shares covered

Under the provisions of the Compensation Plan, the stock options granted under the Equity Compensation Plan may grant acquisition rights over a number of shares that do not exceed 2% (two percent) of the total number of common shares issued by the Company. The total number of shares issued or able to be issued under the terms of the Equity Compensation Plan is subject to adjustments due to splits, reverse split, and bonus.

d. maximum number of options to be granted

The Company's Board of Directors shall establish the total number of options to be granted through programs, observing, however, the maximum number of options to be granted provided for in item (c) above.

Each stock option will entitle the Participant the right to subscribe or acquire one (1) common share issued by the Company.

e. conditions for the acquisition of shares

The granting of stock options will be formalized by the signature between the Company and the Participant of the call option agreement, which shall set forth in detail the total number of shares subject to the corresponding stock option, the term and conditions for the due acquisition of the right to exercise the stock option, the conditions for such exercise, the acquisition price, and the conditions for its payment, subject to the provisions of the Equity Compensation Plan (the "Call Option Agreement").

For the purposes of such Equity Compensation Plan, the date of the deliberation made by the Committee of the series of options granted shall be the date on which such options shall be deemed to have been granted to the corresponding Participants, provided that every Participant, even if on a date subsequent to the date of deliberation by the Committee, have agreed to make part of the Equity Compensation Plan by formalizing the Call Option Agreement (the "Date of Granting").

The Participant who wishes to exercise its call options must inform the Company in writing his/her intention to do so, specifying the number of options he/she wishes to exercise, and may only exercise it during the Exercise Period (as defined below). Such information to the Company shall follow the model of the option exercise agreement attached to the corresponding Call Option Agreement (the "Option Exercise Agreement").

The Participant may exercise its purchase options in whole or in part, on one or more occasions, provided that for each exercise the Participant must send the corresponding Option Exercise Agreement during the Exercise Period, observing the respective grace periods as detailed in item (g) below.

The Compensation Plan does not provide for other conditions to allow the exercise of the options granted and the consequent acquisition of the shares.

f. criteria to determine the acquisition or strike price

The strike price of each stock option granted under the Equity Compensation Plan is BRL0.01 (one cent of Real) (the "Strike Price").

g. criteria to determine the acquisition or exercise period

Options granted to a Participant will not be able to be exercised for a period of 36 (thirty-six) months from the Date of Granting ("Grace Period"), and may only be exercised in the Exercise Period beginning on the first day of the 37th (thirty-seventh) month counted from the Date of Granting, and ends on the last day of the 42nd (forty-second) month from the Date of Granting (the "Exercise Period"), except for the cases of anticipation, according to section (n) and applicable subparagraphs below or as allowed by the Committee under the terms of the plan.

h. form of settlement

Until the 30th (thirtieth) day of the month in which it receives the Option Exercise Agreement, the Company must inform the corresponding Participant: (i) the total strike price to be paid, resulting from multiplying the Strike Price by the number of options informed by the Participant in the Option Exercise Agreement; (ii) the date of delivery to the Participant of the shares subject of the exercise of options, which must occur after approval of the capital stock increase resulting from the exercise of the corresponding options by the Board of Directors, within the limit of authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Agreement (the "Share Acquisition Date"); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant must pay the total strike price, in local currency, through a discount on the Participant's payroll, observing that the deadline will always be the 10th (tenth) day before the Share Acquisition Date (the “Payment Date”).

i. restrictions on the transfer of shares

The Equity Compensation Plan does not provide for restrictions on the transfer or circulation of the shares obtained with the exercise of the options, with the exception of the Board of Directors' competence to set forth such restrictions on the concession contracts as it may deem necessary.

j. criteria and events that, in case of occurrence, will cause the suspension, change, or termination of the plan

The options granted under the terms of the Equity Compensation Plan will be extinguished automatically, ceasing all their full effects, in the following cases: (i) upon their full exercise, as established in section 6 of the Equity Compensation Plan; (ii) after the expiration of the call option effective term; (iii) upon termination by common agreement between the Company and the Participant, of the Call Option; (iv) if the Company is dissolved, liquidated or has its bankruptcy declared; or (v) in the cases provided for in section (k) below, subject to any specific conditions that the Committee may provide for certain Participants.

If the number, type and class of shares existing on the date of approval of the Equity Compensation Plan are eventually changed as a result of bonuses, splits, reverse splits, conversion of shares of one kind or class into another or conversion into shares of other securities issued by the Company, the Committee shall be responsible for performing the corresponding change in the number and class of shares subject to the options granted and on their corresponding strike price, in order to avoid distortions in the application of the Equity Compensation Plan.

k. consequences in case the manager leaves the issuer's bodies, on his/her rights provided for in the share-based compensation plan

In the event any Participant is severed whether by dismissal, for cause or not, resignation or removal from office, retirement, permanent disability or death, the rights entitled to such severed Participant under the Equity Compensation Plan may be extinguished or changed, subject to the following provisions:

If, at any time during the term of the Plan, the Participant:

(i)       is involuntarily severed from the Company (or any company of GPA), as the case may be, by a dismissal without cause, or removal from office with no breach of duties and responsibilities of director or officer, the Participant may exercise, within 10 (ten) days from the date of termination, the number of options calculated pro rata as to the time as regards the Grace Period. In case the Participant does not exercise his/her right to such number of options within the aforementioned period, all options that have not been exercised will be automatically extinguished, pursuant to the law, regardless of prior notice or communication, and without the right to any indemnity or compensation;

(ii)       is dismissed from the Company (or from any GPA company), as the case may be, involuntarily, through dismissal for cause or removal from his/her position for violating the duties and duties of director or officer, all call options already exercisable or not yet exercisable under the respective Call Option Agreement on the date of their termination will automatically be extinguished, in full right, regardless of any prior notice or notification and without the right to any indemnity or compensation;

(iii)       leaves the Company (or any GPA company), as the case may be, on a voluntary basis, by resigning from his/her job or resigning from his/her position as director or officer, all call options already exercisable or not yet exercisable under the respective Call Option contract on the date of his/her termination will automatically be extinguished, in full right, regardless of any prior notice or notification and without the right to any indemnity or compensation;

(iv)       leaves the Company (or any GPA company) voluntarily, having retired in the course of the employment agreement, within 15 (fifteen) days from the date of job termination, the Participant may exercise all call options under the Call Option agreement, including the purchase options in the Grace Period, subject to the other provisions set forth in section 6 of the Equity Compensation Plan. In case the Participant does not exercise his/her right to such number of call options within the aforementioned period, all call options that have not been exercised will be automatically extinguished, in full right, regardless of any prior notice or communication and without the right to any indemnity or compensation; and

(v)       leaves the Company (or any GPA company, as the case may be) due to death or permanent disability, within 30 (thirty) days from the date on which a court letters of administration or out-of-court letters of administration (issued by a notary public) or the competent court order that appoints the heirs and legal successors of the Participant in the event of death or declaration of permanent disability issued by the National Social Security Institute (INSS), the Participant's legal heirs and successors, as the case may be, may exercise all call options according to the Option Agreement, including the call options within Grace Period, subject the other provisions set forth in section 6 of the Compensation Plan. In case the Participant' heirs or legal successors do not exercise the call options within the aforementioned period, all call options that have not been exercised will be automatically extinguished, in full right, regardless of prior notice or communication, and without the right to any indemnity or compensation.

In the event that the Participant is transferred from the Company to another company of the Pão de Açúcar Group, the Participant may exercise, within 180 (one hundred and eighty) days from the date of such transfer, the number of call options calculated pro rata as to the time as regards the Grace Period. In case the Participant does not exercise his/her right to such number of options within the aforementioned period, all call options that have not been exercised will be automatically extinguished, pursuant to the law, regardless of prior notice or communication, and without the right to any indemnity or compensation.

CALL OPTION PLAN

a. general terms and conditions

The Call Option Plan will be managed by the Company's Board of Directors and the Committee (as detailed above).

The Committee members will meet to grant the options of the series of the Call Option Plan and, whenever required, to decide on the matters that may arise connected to the Call Option Plan.

Each series of stock option grants will receive the letter "C" followed by a number, and the first grant of stock options received the denomination "C1", while the subsequent series the letter C and the subsequent number. On the date of this Reference Form, there was no grant of options of series C of the Call Option Plan.

The Company's employees and managers are eligible to take part in the Call Option Plan, being certain that the employees and managers of companies that are members of GPA who are considered key executives (“Participant”) may also participate, all of which being subject to the approval by the Board Directors or the Committee, as applicable.

The fact that the Participant takes part in the Call Option Plan does not interfere with the compensation which the Participant is entitled to as an employee and/or manager of the Company, such as salary, management fees, pro labore fees, benefit, profit sharing, and/or any other advantage or compensation.

b. date of approval and body in charge

The Compensation Plan was approved at an extraordinary general meeting held on May 9, 2014, and was amended at extraordinary general meetings held on April 24, 2015, April 24, 2019, and December 30, 2019.

c. maximum number of shares covered

The stock options granted under the Call Option Plan may grant acquisition rights over a number of shares that do not exceed 2% (two percent) of the total number of common shares issued by the Company. The total number of shares issued or able to be issued under the terms of the Call Option Plan is subject to changes due to splits, reverse split, and bonus.

d. maximum number of options to be granted

The Company's Board of Directors shall establish the total number of options to be granted through programs, observing, however, the maximum number of options to be granted provided for in item (c) above.

Each stock option will entitle the Participant the right to subscribe or acquire one (1) common share issued by the Company.

e. conditions for the acquisition of shares

The granting of stock options will be formalized by the signature between the Company and the Participant of the stock option agreement, which shall set forth in detail the total number of shares subject to the corresponding stock option, the term and conditions for the due acquisition of the right to exercise the stock option, the conditions for such exercise, the acquisition price, and the conditions for its payment, subject to the provisions of the Call Option Plan (the "Call Option Agreement").

For the purposes of such Call Option Plan, the date of the deliberation made by the Committee of the series of options granted shall be the date on which such options shall be deemed to have been granted to the corresponding Participants, provided that every Participant, even if on a date subsequent to the date of deliberation by the Committee, have agreed to make part of the Call Option Plan by formalizing the Call Option Agreement (the "Date of Granting").

The Participant wishing to exercise its call options must inform the Company in writing during the Exercise Period [as defined in section (i) below] of its intention to do so, informing the number of options such Participant wishes to exercise. Such information to the Company shall follow the model of the option exercise agreement attached to the corresponding Call Option Agreement (the "Option Exercise Agreement").

The Participant may exercise its purchase options in whole or in part, on one or more occasions, provided that for each exercise the Participant must send the corresponding Option Exercise Agreement during the Exercise Period, observing the respective grace periods as detailed in item (g) below.

The Call Option Plan does not provide for other conditions to allow the exercise of the options granted and the consequent acquisition of the shares.

f. criteria to determine the acquisition or strike price

The strike price of the call option for each series granted under the Call Option Plan shall correspond to 80% (eighty percent) of the average closing price of the negotiations for the common shares issued by the Company carried out in the last 20 (twenty) trading sessions of B3 S.A. - Brasil, Bolsa, Balcão - prior to the date of convening the meeting of the Committee that decides on the granting of the options of that series (the “Strike Price”).

g. criteria to determine the acquisition or exercise period

Options granted to a Participant will not be able to be exercised for a period of 36 (thirty-six) months from the Date of Granting ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month counted from the Date of Granting, and ends on the last day of the 42nd (forty-second) month from the Date of Granting (the "Exercise Period"), except for the cases of anticipation, according to section (n) and applicable subparagraphs below or as allowed by the Committee under the terms of the plan.

h. form of settlement

Until the 30th (thirtieth) day of the month in which it receives the Option Exercise Agreement, the Company must inform the corresponding Participant: (i) the total strike price to be paid, resulting from multiplying the Strike Price by the number of options informed by the Participant in the Option Exercise Agreement; (ii) the date of delivery to the Participant of the shares subject of the exercise of options, which must occur after approval of the capital stock increase resulting from the exercise of the corresponding options by the Board of Directors, within the limit of authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Agreement (the "Share Acquisition Date"); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant must pay the total strike price, in local currency, through an electronic transfer of immediately available funds directly to the Company's bank deposit account, observing that the deadline for this payment will always be the 10th (tenth) day before the Share Acquisition Date (the “Payment Date”).

i. restrictions on the transfer of shares

Under the provisions of section 6.5 of the Call Option Plan, for the period of 180 (one hundred and eighty) days from the Payment Date, the Participant shall be prohibited from directly or indirectly selling, assigning, exchanging, transferring, allotting to the capital of another company, granting an option, or even entering into any covenant or agreement that results or may result in the direct or indirect assignment, by any price or even free of charge, of all or any of the shares acquired by the exercise of the call option under the Call Option Plan.

j. criteria and events that, in case of occurrence, will cause the suspension, change, or termination of the plan

The options granted under the terms of the Call Option Plan will be extinguished automatically, ceasing all their full effects, in the following cases: (i) upon their full exercise, as established in section 6 of the Call Option Plan; (ii) after the expiration of the call option effective term; (iii) upon termination by common agreement between the Company and the Participant, of the Call Option; (iv) if the Company is dissolved, liquidated or has its bankruptcy declared; or (v) in the cases provided for in section (k) below, subject to any specific conditions that the Committee may provide for certain Participants.

If the number, type, and class of shares existing on the date of approval of the Call Option Plan are eventually changed because of bonuses, splits, reverse splits, conversion of shares of one kind or class into another or conversion into shares of other securities issued by the Company, the Committee shall be responsible for performing the corresponding changes in the number and class of shares subject to the options granted and on their corresponding strike price, in order to avoid distortions in the application of the Call Option Plan.

k. consequences in case the manager leaves the issuer's bodies, on his/her rights provided for in the share-based compensation plan

In the event any Participant is severed whether by dismissal, for cause or not, resignation or removal from office, retirement, permanent disability or death, the rights entitled to such severed Participant under the Call Option Plan may be extinguished or changed, subject to the following provisions:

If, at any time during the term of the Plan, the Participant:

(i)       is involuntarily severed from the Company (or any company of GPA), as the case may be, by a dismissal without cause, or removal from office with no breach of duties and responsibilities of director or officer, the Participant may exercise, within 10 (ten) days from the date of termination, the number of options calculated pro rata as to the time as regards the Grace Period. In case the Participant does not exercise his/her right to such number of options within the aforementioned period, all options that have not been exercised will be automatically extinguished, pursuant to the law, regardless of prior notice or communication, and without the right to any indemnity or compensation;

(ii)       is dismissed from the Company (or from any GPA company), as the case may be, involuntarily, through dismissal for cause or removal from his/her position for violating the duties and duties of director or officer, all call options already exercisable or not yet exercisable under the respective Call Option Agreement on the date of their termination will automatically be extinguished, in full right, regardless of any prior notice or notification and without the right to any indemnity or compensation;

(iii)       leaves the Company (or any GPA company), as the case may be, on a voluntary basis, by resigning from his/her job or resigning from his/her position as director or officer, all call options already exercisable or not yet exercisable under the respective Call Option contract on the date of his/her termination will automatically be extinguished, in full right, regardless of any prior notice or notification and without the right to any indemnity or compensation;

(iv)       leaves the Company (or any GPA company) voluntarily, having retired in the course of the employment agreement, within 15 (fifteen) days from the date of job termination, the Participant may exercise all call options under the Call Option agreement, including the purchase options in the Grace Period, subject to the other provisions set forth in section 6 of the Call Option Plan. In case the Participant does not exercise his/her right to such number of call options within the aforementioned period, all call options that have not been exercised will be automatically extinguished, in full right, regardless of any prior notice or communication and without the right to any indemnity or compensation; and

(v)       leaves the Company (or any GPA company, as the case may be) due to death or permanent disability, within 30 (thirty) days from the date on which a court letters of administration or out-of-court letters of administration (issued by a notary public) or the competent court order that appoints the heirs and legal successors of the Participant in the event of death or declaration of permanent disability issued by the National Social Security Institute (INSS), the Participant's legal heirs and successors, as the case may be, may exercise all call options according to the Option Agreement, including the call options within Grace Period, subject the other provisions set forth in section 6 of the Call Option Plan. In case the Participant' heirs or legal successors do not exercise the call options within the aforementioned period, all call options that have not been exercised will be automatically extinguished, in full right, regardless of prior notice or communication, and without the right to any indemnity or compensation.

In the event that the Participant is transferred from the Company to another company of the Pão de Açúcar Group, the Participant may exercise, within 180 (one hundred and eighty) days from the date of such transfer, the number of call options calculated pro rata as to the time as regards the Grace Period. In case the Participant does not exercise his/her right to such number of options within the aforementioned period, all call options that have not been exercised will be automatically extinguished, pursuant to the law, regardless of prior notice or communication, and without the right to any indemnity or compensation.

8.5. As regards the share-based compensation in the form of stock options recognized in the result of the past 3 fiscal years and that foreseen for the current fiscal year of the board of directors and the statutory board of executive officers, a table should be provided specifying the following information:

Share-based compensation in the form of stock options expected for the current fiscal year (2024)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	8.75	4
Number of paid members	0	4
Weighted average strike price:	-	-
Potential dilution in case of exercise of all outstanding options	0%	0.46%
Outstanding at the beginning of the fiscal year	0	2.23
Lost and expired during the fiscal year	0	0
Exercised during the fiscal year	0	0

Share-based compensation in the form of stock options; fiscal year ended on (2023)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	1	4
Weighted average strike price:	-	-
Potential dilution in case of exercise of all outstanding options	0%	0.83%
Outstanding at the beginning of the fiscal year	0	2.23
Lost and expired during the fiscal year	0	0
Exercised during the fiscal year	0	0

Share-based compensation in the form of stock options; fiscal year ended on (2022)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	2	3
Potential dilution in case of exercise of all outstanding options	0.12%	0.17%
Outstanding at the beginning of the fiscal year	2.87	32.84
Lost and expired during the fiscal year	0	0
Exercised during the fiscal year	0	35.32

Share-based compensation in the form of stock options; fiscal year ended on (2021)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Number of paid members	1.00	2.83
Potential dilution in case of exercise of all outstanding options	0.12%	0.23%
Outstanding at the beginning of the fiscal year	2.87	35.05
Lost and expired during the fiscal year	0	0
Exercised during the fiscal year	0	31.31

8.6. As regards each grant of stock options made in the past 3 fiscal years and scheduled for the current fiscal year, of the board of directors and the statutory board of executive officers, a table should be provided specifying the following information:

a. body

b. total number of members

c. number of paid members

d. grant date

e. number of options granted

f. deadline for options to become exercisable

g. maximum term for the options to be exercised

h. period of restriction to transfer shares received as a result of the exercise of options

i. fair value of options on the grant date

j. multiplication of the number of shares granted by the fair value of the shares on the date of granting

There is no provision for granting stock options for the current fiscal year (2024).

Granting of stock options: fiscal year ended in 2023

B10 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	-	4
Date of grant	-	May 31, 2023
Number of options granted	-	582,031
Deadline for options to become exercisable	-	May 31, 2026
Maximum term for the options to be exercised	-	Nov. 31, 2026
Period of restriction to transfer shares received as a result of the exercise of options	-	N/A
Fair value of options on the date of grant	-	The market value of GPA's shares was impacted by the separation of the Éxito and GPA businesses, making it difficult to accurately determine the fair value of the shares on the grant date.
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	-	The market value of GPA's shares was impacted by the separation of the Éxito and GPA businesses, making it difficult to accurately determine the fair value of the shares on the grant date.

B9 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12-	4
Total number of paid members	-	1
Date of grant	-	May 31, 2023
Number of options granted	-	487,013
Deadline for options to become exercisable	-	May 31, 2026
Maximum term for the options to be exercised	-	Nov. 31, 2026
Period of restriction to transfer shares received as a result of the exercise of options	-	N/A
Fair value of options on the date of grant	-	The market value of GPA's shares was impacted by the separation of the Éxito and GPA businesses, making it difficult to accurately determine the fair value of the shares on the grant date.
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	-	The market value of GPA's shares was impacted by the separation of the Éxito and GPA businesses, making it difficult to accurately determine the fair value of the shares on the grant date.

Granting of stock options: fiscal year ended in 2022

B8 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	2	4
Date of grant	May 31, 2022	May 31, 2022
Number of options granted	250,888	177,803
Deadline for options to become exercisable	Jun. 1, 2025	Jun. 1, 2025
Maximum term for the options to be exercised	Nov. 30, 2025	Nov. 30, 2025
Period of restriction to transfer shares received as a result of the exercise of options	N/A	N/A
Fair value of options on the date of grant	17.67	17.67
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	R$4,433,191.96	R$3,141,779.01

C8 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	1	4
Date of grant	May 31, 2022	May 31, 2022
Number of options granted	77,196	177,803
Deadline for options to become exercisable	Jun. 1, 2025	Jun. 1, 2025
Maximum term for the options to be exercised	Nov. 30, 2025	Nov. 30, 2025
Period of restriction to transfer shares received as a result of the exercise of options	180 days	180 days
Fair value of options on the date of grant	7.68	7.68
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	R$592,865.28	R$1,365,527.04

Granting of stock options: fiscal year ended in 2021

B7 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	2.00	2.83
Date of grant	Jan. 1, 2021	Jan. 31, 2021
Number of options granted	193,466	29,552
Deadline for options to become exercisable	June 1st, 2023	June 1st, 2023
Maximum term for the options to be exercised	Nov. 30, 2023	Nov. 30, 2023
Period of restriction to transfer shares received as a result of the exercise of options	N/A	N/A
Fair value of options on the date of grant	R$72.68	R$72.68
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	R$14,061,108.88	R$2,147,839.36
C7 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	0.00	2.83
Date of grant	N/A	Jan. 31, 2021
Number of options granted	N/A	29,552
Deadline for options to become exercisable	N/A	June 1st, 2023
Maximum term for the options to be exercised	N/A	Nov. 30, 2023
Period of restriction to transfer shares received as a result of the exercise of options	N/A	180 days
Fair value of options on the date of grant	N/A	R$31.15
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	N/A	R$920,544.80

8.7.       Regarding the outstanding options of the board of directors and the statutory board of executive officers at the end of the last fiscal year, a table must be prepared providing the following information:

a. body

b. total number of members

c. number of paid members

d. regarding options still not exercisable

i. quantity

ii. date on which they will become exercisable

iii. maximum term for the options to be exercised

iv. restricted period to transfer shares

v. weighted average strike price

vi. fair value of the options on the last day of the fiscal year

e. as regards exercisable options

i. quantity

ii. maximum term for the options to be exercised

iii. restricted period to transfer shares

iv. weighted average strike price

v. fair value of the options on the last day of the fiscal year

f. fair value of the total options on the last day of the fiscal year

Outstanding options at the end of the fiscal year ended on December 31, 2023

B10 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	0	4
Date of grant	-	May 31, 2023
Number of options granted	-	582,031
Deadline for options to become exercisable	-	May 31, 2026
Maximum term for the options to be exercised	-	Nov. 31, 2026
Period of restriction to transfer shares received as a result of the exercise of options	-	N/A
Fair value of options on the date of grant	-	The market value of GPA's shares was impacted by the separation of the Éxito and GPA businesses, making it difficult to accurately determine the fair value of the shares on the grant date.
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	-	The market value of GPA's shares was impacted by the separation of the Éxito and GPA businesses, making it difficult to accurately determine the fair value of the shares on the grant date.

B9 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	0	4
Date of grant	-	May 31, 2023
Number of options granted	-	487,013
Deadline for options to become exercisable	-	May 31, 2026
Maximum term for the options to be exercised	-	Nov. 31, 2026
Period of restriction to transfer shares received as a result of the exercise of options	-	N/A
Fair value of options on the date of grant	-	The market value of GPA's shares was impacted by the separation of the Éxito and GPA businesses, making it difficult to accurately determine the fair value of the shares on the grant date.
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	-	The market value of GPA's shares was impacted by the separation of the Éxito and GPA businesses, making it difficult to accurately determine the fair value of the shares on the grant date.

Outstanding options at the end of the fiscal year ended on December 31, 2022

B8 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	2	4
Date of grant	May 31, 2022	May 31, 2022
Number of options granted	250,888	177,803
Deadline for options to become exercisable	Jun. 1, 2025	Jun. 1, 2025
Maximum term for the options to be exercised	Nov. 30, 2025	Nov. 30, 2025
Period of restriction to transfer shares received as a result of the exercise of options	N/A	N/A
Fair value of options on the date of grant	17.67	17.67
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	R$4,433,191.96	R$3,141,779.01

C8 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	1	4
Date of grant	May 31, 2022	May 31, 2022
Number of options granted	77,196	177,803
Deadline for options to become exercisable	Jun. 1, 2025	Jun. 1, 2025
Maximum term for the options to be exercised	Nov. 30, 2025	Nov. 30, 2025
Period of restriction to transfer shares received as a result of the exercise of options	180 days	180 days
Fair value of options on the date of grant	7.68	7.68
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	R$592,865.28	R$1,365,527.04

Granting of stock options: fiscal year ended in 2021

B7 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	2.00	2.83
Date of grant	Jan. 1, 2021	Jan. 31, 2021
Number of options granted	193,466	29,552
Deadline for options to become exercisable	June 1st, 2023	June 1st, 2023
Maximum term for the options to be exercised	Nov. 30, 2023	Nov. 30, 2023
Period of restriction to transfer shares received as a result of the exercise of options	N/A	N/A
Fair value of options on the date of grant	R$72.68	R$72.68
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	R$14,061,108.88	R$2,147,839.36
C7 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	0.00	2.83
Date of grant	N/A	Jan. 31, 2021
Number of options granted	N/A	29,552
Deadline for options to become exercisable	N/A	June 1st, 2023
Maximum term for the options to be exercised	N/A	Nov. 30, 2023
Period of restriction to transfer shares received as a result of the exercise of options	N/A	180 days
Fair value of options on the date of grant	N/A	R$31.15
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	N/A	R$920,544.80

8.8. In relation to the options exercised related to the share-based compensation of the board of directors and statutory board of executive officers in the past three fiscal years, prepare a table providing the following information:

a.               body

b.               total number of members

c.                number of paid members

d.               number of shares

e.                weighted average strike price

f.                weighted average market price of shares related to exercised options

g.               multiplication of the total exercised options by the difference between the weighted average strike price and the weighted average market price of the shares related to the exercised options

No options related to share-based compensation were exercised in the fiscal year ended on December 31, 2023. Moreover, the options exercised and the shares delivered due to the exercise to the members of the Company's Board of Directors and Board of Executive Officers in the fiscal years 2022 and 2021 are shown below.

Options exercised related to share-based compensation; fiscal year ended on December 31, 2022

B6 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	2	3
No. of Shares	83,431	16,475
Weighted average strike price	R$ 0.01	R$ 0.01
Weighted average market price of shares related to exercised options	R$88.26	R$88.26
Multiplication of the total exercised options by the difference between the weighted average strike price and the weighted average market price of the shares related to the exercised options	R$7,363,620.06	R$1,454,083.50

C6 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	1	2
No. of Shares	11,974	17,704
Weighted average strike price	R$17.39	R$17.39
Weighted average market price of shares related to exercised options	R$70.88	R$70.88
Multiplication of the total exercised options by the difference between the weighted average strike price and the weighted average market price of the shares related to the exercised options	R$848,717.12	R$1,254,859.52

Options exercised related to share-based compensation; fiscal year ended on December 31, 2021

B5 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Number of paid members	0.00	2.83
No. of Shares	0	68,602
Weighted average strike price	-	R$ 0.01
Weighted average market price of shares related to exercised options	-	R$84.24
Multiplication of the total exercised options by the difference between the weighted average strike price and the weighted average market price of the shares related to the exercised options	-	R$5,778,346.46

C5 Series
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Number of paid members	0.00	2.83
No. of Shares	0	68,602
Weighted average strike price	-	R$62.61
Weighted average market price of shares related to exercised options	-	R$84.24
Multiplication of the total exercised options by the difference between the weighted average strike price and the weighted average market price of the shares related to the exercised options	-	R$1,456,420.46

8.9. As regards the share-based compensation in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the past 3 fiscal years and that foreseen for the current fiscal year of the board of directors and the statutory board of executive officers, a table should be provided specifying the following information:

a. body

b. total number of members

c. number of paid members

d. potential dilution in case of granting of all shares to beneficiaries

The Company is submitting to the approval of the shareholders, at the Extraordinary General Meeting to be held on April 29, 2024, a new share-based compensation plan that will replace the plans currently in force, which terms and conditions are attached herein as Annexes III and IV. It will be up to the Board of Directors to approve the programs based on the plan approved at the meeting (with the first share-based remuneration program – performance shares, being approved by the Board of Directors on March 29, 2023, subject to approval of the new plan by the General Meeting.

	Board of Directors	Statutory Board of Executive Officers
Total number of members	8.75	4
Total number of paid members	-	4
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

In relation to the past three (3) fiscal years, the Company did not have a share-based compensation plan, in the form of shares to be delivered directly to the beneficiaries.

8.10. As regards each grant of shares made in the past 3 fiscal years and scheduled for the current fiscal year, of the board of directors and the statutory board of executive officers, a table should be provided specifying the following information:

a. body

b. total number of members

c. number of paid members

d. grant date

e. number of shares granted

f. maximum deadline to deliver the shares

g. restricted period to transfer shares

h. fair value of shares on the grant date

i. multiplication of the number of shares granted by the fair value of the shares on the date of granting

The Company is submitting to the approval of the shareholders, at the Extraordinary General Meeting to be held on April 29, 2024, a new share-based compensation plan that will replace the plans currently in force, which terms and conditions are attached herein as Annexes III and IV. It will be up to the Board of Directors to approve the programs based on the plan approved at the meeting (with the first share-based remuneration program – performance shares, being approved by the Board of Directors on March 29, 2023, subject to approval of the new plan by the General Meeting.

Expected for the fiscal year to end on Dec. 31, 2024
	Board of Directors	Statutory Board of Executive Officers
Total number of members	8.75	4
Number of paid members	0	4
Date of grant	0	05/31/2024
Number of shares granted	0	4,249,338
Maximum deadline to deliver the shares	0	06/01/2024
Restricted period to transfer shares	0	n/a
Fair value of shares on the grant date	0	n/a
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	0	n/a

Regarding the past three (3) fiscal years, the Company did not have a share-based compensation plan in the form of shares to be delivered directly to the beneficiaries.

8.11.       Shares delivered

Item not applicable, considering that the Company did not have a share-based compensation plan in the form of shares to be delivered directly to the beneficiaries, in the past 3 fiscal years.

8.12. Summarized description of the information required to understand the data disclosed in sections 8.5 to 8.11, as well as the explanation of the method of pricing the shares and options, pointing out, at least:

The Company is submitting to the approval of the shareholders, at the Extraordinary General Meeting to be held on April 29, 2024, a new share-based compensation plan that will replace the plans currently in force, which terms and conditions are attached herein as Annexes III and IV. It will be up to the Board of Directors to approve the programs based on the plan approved at the meeting (with the first share-based remuneration program – performance shares, being approved by the Board of Directors on March 29, 2023, subject to approval of the new plan by the General Meeting.

The information below refers to the Call Option Plan and Compensation Plan currently in force.

a. pricing model

The fair value of each option granted is estimated on the grant date using the Black-Scholes-Merton option pricing model, as detailed in item "b" below.

b. data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, option life term, expected dividends and the risk-free interest rate

The fair value of each option granted is estimated on the grant date using the Black-Scholes-Merton pricing model for call options. Please see below are the amounts of the options granted in the fiscal year ended on December 31, 2023:

On the grant date
Weighted average price of shares (per share), according to the average amount of the last 20 trading sessions as regards the grant date

B3 Series: BRL46.51

C3 Series: BRL46.51

B4 Series: BRL70.98

C4 Series: BRL70.98

B5 Series: BRL78.26

C5 Series: BRL78.26

B6 Series: BRL88.27

C6 Series: BRL88.27

B7 Series: BRL63.97

Series C7: BRL63.97

B9 Series: R$12.32

B10 Series: R$3.47

Strike price

B3 Series: BRL0.01

C3 Series: BRL37.21

B4 Series: BRL0.01

C4 Series: BRL56.78*

B5 Series: BRL0.01

C5 Series: BRL62.61*

B6 Series: BRL0.01

C6 Series: BRL70.62*

B7 Series: BRL0.01

C7 Series: BRL51.18*

B8 Series: R$0.01

C8 Series: R$17.28*

B9 Series: R$0.01

B10 Series: R$0.01

Expected volatility, updated	78.97%
Call option's life	3 years
Expected dividends	2.59%
Risk-free interest rate	10.58%
Fair value of the option on the grant date (per option)	Please see section 8.7 above

*Considering that on December 31, 2020 the spin-off of Sendas Distribuidora S.A. was approved and that such transaction caused the proportional reduction in the market value of the Company's shares, at a meeting of the Company's Board of Directors held on June 1st, 2021, the definition of the closing price of the trading session of March 1, 2021 of the Company's shares was rectified to reduce, pro rata, the strike price of the options granted under the Company's Stock Option Plan of the options outstanding on that date, in relation to series C4, C5, C6, and C7, as follows:

C4 Series --- R$13.98

C5 Series --- R$15.42

C6 Series --- R$17.39

C7 Series --- R$12.56

The fair value of each option granted is estimated on the grant date using the Black & Scholes option pricing model, considering the following assumptions for the B8 and C8 series: (a) dividend expectation of 4.50%, (b) volatility expectation of approximately 43.48%, and (c) risk-free weighted average interest rate of 11.96%.

The fair value of each option granted is estimated on the grant date using the Black & Scholes option pricing model, considering the following assumptions for the B9 series: (a) dividend expectation of 2.59%, (b) volatility expectation of approximately 45.86%, and (c) risk-free weighted average interest rate of 10.58%.

The fair value of each option granted is estimated on the grant date using the Black & Scholes option pricing model, considering the following assumptions for the B10 series: (a) dividend expectation of 2.59%, (b) volatility expectation of approximately 78.97%, and (c) risk-free weighted average interest rate of 10.58%.

The remaining average life expectancy of the outstanding series as of December 31, 2023 is 2.43 years. The weighted average fair value of the options granted on December 31, 2023 was R$3.49.

c. method used and assumptions made to incorporate the expected effects of early exercise

Early exercise resulting from involuntary termination, death, or disability of the beneficiary, as well as due to corporate events, is not considered for the pricing of options.

The Company adopts the premise that the options will be exercised from the moment they become exercisable. Therefore, the life of the options adopted on calculations is 3 years, according to the series of grant and corresponding grace periods.

d. form of determination of the expected volatility

To calculate the expected volatility, the Company adopts the standard deviation of the natural logarithms of the historical daily variations in the price of the shares issued by the Company, according to the effective term of such options.

e. if any other characteristic of the option was incorporated into the measurement of its fair value

The Company understands that there are no other additional characteristics to be reported in this section. All relevant characteristics related to the Call Option Plan and the Compensation Plan are described and considered in this section, as well as in the previous items.

8.13. Please provide the number of shares, membership interest or quotas, and other securities convertible into shares or quotas, issued whether in Brazil or abroad, by the issuer, its direct or indirect controllers, controlled companies or under common control, which are held by members of the board of directors, the statutory board of executive officers or the fiscal council, grouped by body.

a. Shares or other membership interests directly or indirectly held, in Brazil or abroad, issued by the issuer, its direct or indirect controlling companies, companies controlled or under common control:

Board of Directors	92,109 common shares
Board of Executive Officers	9,871 common shares
Fiscal Council	Not applicable

8.14 Regarding the retirement plans in effect for members of the Board of Directors and Statutory Officers, please provide the following information in a tabular format:

a. body

b. total number of members

c. number of paid members

d. plan name

e. number of Management members eligible to retire

f. requirements for early retirement

g. updated amount of accrued contributions in the pension plan up to the end of the previous fiscal year, deducting the portion related to contributions made directly by the management members

h. total accrued amount of contributions made during the previous fiscal year, deducting the portion relating to contributions made directly by the management members

i. whether there is the possibility of early redemption and what are the requirements for that

	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	1	3
Plan name	Private Pension Plan of Grupo Pão de Açúcar, with Brasilprev Seguros e Previdência S.A.	Private Pension Plan of Grupo Pão de Açúcar, with Brasilprev Seguros e Previdência S.A.
Number of management members who are eligible to retire	0.00	0.00
Requirements for early retirement

- Being at least 60 years old;

- Having at least 10 years of employment relationship with the Pão de Açúcar Group;

- Having at least 5 years of contribution to the Pension Plan; and

- Having terminated the job relationship with the Pão de Açúcar Group.

- Being at least 60 years old;

- Having at least 10 years of employment relationship with the Pão de Açúcar Group;

- Having at least 5 years of contribution to the Pension Plan; and

- Having terminated the job relationship with the Pão de Açúcar Group.

Updated amount of accrued contributions up to the end of the previous fiscal year, deducting the portion related to contributions made directly by the management members	R$5,624,128.13
Total accrued amount of contributions made during the previous fiscal year, deducting the portion relating to contributions made directly by the management members	R$225,661.10
Possibility of early redemption and requirements for that

Early redemption is possible in case the beneficiary leaves the Company. As regards the redemption of contributions made by the Company, the reserve balance will be released according to the following proportion:

- No redemption, if the beneficiary has contributed for less than 4 years;

- Redemption of 50% of the balance, if the beneficiary has contributed for 4 to 5 years; and

- Redemption of 100% of the balance if the beneficiary has contributed for more than 5 years

Early redemption is possible in case the beneficiary leaves the Company. As regards the redemption of contributions made by the Company, the reserve balance will be released according to the following proportion:

- No redemption, if the beneficiary has contributed for less than 4 years;

- Redemption of 50% of the balance, if the beneficiary has contributed for 4 to 5 years; and

- Redemption of 100% of the balance if the beneficiary has contributed for more than 5 years.

Exclusively for Statutory Executive Officers, 100% of the reserve will be released at the end of their corresponding term of office.

8.15. In a table, specify, for the past 3 fiscal years, in relation to the Board of Directors, Statutory Board of Officers and the Fiscal Council:

a. body

b. total number of members

c. number of paid members

d. amount of the highest individual compensation

e. amount of the lowest individual compensation

f. average individual compensation amount (overall compensation divided by the number of paid members)

	Statutory Board of Executive Officers			Board of Directors			Fiscal Council
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Number of members	4	4	2.83	12	12	9.67	3	3	2.58
Number of paid members	4	4	2.83	11	11	8.67	3	3	2.58
Amount of the highest compensation (Real)	13,336,087.42	15,775,839.84	9,329,083.17	16,779,265.97	43,161,131.79	25,722,978.79	67,166.86	156,000.00	156,000.00
Amount of the lowest compensation (Real)	2,728,270.19	4,989,079.98	911,422.79	187,200.00	224.640,00	53,005.79	59,416.84	138,000.00	46,000.00
Average compensation amount (Real)	7,114,528.69	7,937,747.15	9,968,921.76	2,139,883.50	5,633,579.14	3,897,515.80	62,000.18	144,000.00	167,441.86

Remarks

Statutory Board of Executive Officers
Dec. 31, 2023

* The amount of the highest individual annual compensation for each body of the Company was received by members who performed their functions in the Company for a period of less than 12 months.

** To ascertain the amount of the lowest individual annual compensation for each body of the Company, members who have held their offices for less than 12 months were disregarded

Dec. 31, 2022

* The amount of the highest individual annual compensation for each body of the Company was received by members who performed their functions in the Company for a period of less than 12 months.

** To ascertain the amount of the lowest individual annual compensation for each body of the Company, members who have held their offices for less than 12 months were disregarded

Dec. 31, 2021

* The amount of the highest individual annual compensation for each body of the Company was received by members who performed their functions in the Company for 12 months.

** To ascertain the amount of the lowest individual annual compensation for each body of the Company, members who have held their offices for less than 12 months were disregarded.

Board of Directors
Dec. 31, 2023

* The amount of the highest individual annual compensation for each body of the Company was received by members who performed their functions in the Company for a period of less than 12 months.

** To ascertain the amount of the lowest individual annual compensation for each body of the Company, members who have held their offices for less than 12 months were disregarded.

Dec. 31, 2022

* The amount of the highest individual annual compensation for each body of the Company was received by members who performed their functions in the Company for a period of less than 12 months.

** To ascertain the amount of the lowest individual annual compensation for each body of the Company, members who have held their offices for less than 12 months were disregarded.

Dec. 31, 2021

* The amount of the highest individual annual compensation for each body of the Company was received by members who performed their functions in the Company for 12 months.

** To ascertain the amount of the lowest individual annual compensation for each body of the Company, members who have held their offices for less than 12 months were disregarded.

Fiscal Council
Dec. 31, 2023

* The amount of the highest individual annual compensation for each body of the Company was received by members who performed their functions in the Company for 12 months.

** To ascertain the amount of the lowest individual annual compensation for each body of the Company, members who have held their offices for less than 12 months were disregarded.

Dec. 31, 2022

* The amount of the highest individual annual compensation for each body of the Company was received by members who performed their functions in the Company for 12 months.

** To ascertain the amount of the lowest individual annual compensation for each body of the Company, members who have held their offices for less than 12 months were disregarded.

Dec. 31, 2021

* The amount of the highest individual annual compensation for each body of the Company was received by members who performed their functions in the Company for 12 months.

** To ascertain the amount of the lowest individual annual compensation for each body of the Company, members who have held their offices for less than 12 months were disregarded.

8.16. Please describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensation or indemnity for Management members in the event of dismissal or retirement, specifying the financial consequences to the issuer

Indemnity

At the Company's Annual and Extraordinary Shareholders' Meeting held on April 28, 2021, the amendment to the Company's bylaws was approved to add an article expressly providing for the possibility of the Company entering into indemnity agreements with its management members, with the prior approval of the Board of Directors and provided that the minimum parameters established in the Bylaws are complied with.

On May 31, 2022, at a meeting of the Company's Board of Directors, an indemnity policy was approved providing for the general conditions of the indemnity commitments that may be entered into between the Company and its management members, which has as an exhibit providing the standard draft of the indemnity agreement itself.

The purpose of the indemnity agreement is to indemnify and hold harmless the management members, members of statutory committees, fiscal council members and other employees who hold a management position or function of the Company or its subsidiaries ("Beneficiaries"), in the event of any damage or loss actually suffered by such persons by virtue of the regular exercise of their functions. Such indemnity is supplementary, being due only after the use of any D&O insurance coverage.

Each Beneficiary must enter into their respective indemnity agreement with the Company, and the indemnity commitment will be subject to a maximum limit as provided for in each agreement. In addition, acts that have been practiced by any Beneficiary in violation of the applicable legislation, the bylaws and the Company's policies and codes, as well as in breach and/or non-compliance with the duties of the managers, are not covered in the indemnification obligations.

The full indemnity policy, as well as the model indemnity agreement attached thereto, can be found on the CVM website and on the Company's IR website.

Termination of Office

The employment agreements of the Company's key executives who have strategic functions provide for the possibility of paying a remuneration because of the termination of the position, which is negotiated individually between the Company, through its human resources area, and each executive and take into account their time at home, salary, and benefits. Such remuneration may include payment of severance pay for recognition of time of service and dedication to the Company, and a non-competition agreement. Based on the applicable accounting rules, no allowances are necessary with respect to these amounts, since their payment depends on a future and uncertain event, which is the termination of the executive.

8.17.       In relation to the past 3 fiscal years and the projections for the current fiscal year, specify the percentage of the total compensation of each body recognized in the issuer's income regarding members of the board of directors, statutory board of executive officers, or fiscal council who are parties related to the controllers, direct or indirect, as defined by the accounting rules that deal with this matter

Body	Current year (2024)	Year 2023	Year 2022	Year 2021
Statutory Board of Executive Officers	0.00%	0.00%	0.00%	0.00%
Board of Directors	16,37%	8.85%	4.38%	7.06%
Fiscal Council	0.00%	0.00%	0.00%	0.00%

8.18       As regards the past 3 fiscal years and the projections for the current fiscal year, please specify the amounts recognized in the issuer's financial result as compensation of members of the board of directors, statutory board of executive officers or fiscal council, grouped by corporate department, for any reason other than the position they hold, such as commissions and consulting or advisory services rendered

In the past three fiscal years, there was no compensation of members of the board of directors, statutory board of executive officers or fiscal council for any reason other than the position they held in the Company's management bodies.

Likewise, for the current fiscal year, there is no provision that the Company's managers receive compensation for any reason other than the position they hold.

8.19. Related to the past 3 fiscal years and regarding the projections for the current fiscal year, please specify the amounts recognized in the financial result of controllers, direct or indirect, of companies under common control and subsidiaries of the issuer as compensation to the members of the Board of Directors, the Executive Board of Executive Officers, or fiscal council of the issuer, grouped by corporate department, specifying why such amounts were allocated to such individuals

In the fiscal years ended December 31, 2023 and 2022, there were no compensation amounts for members of the board of directors, statutory board of executive officers or fiscal council recognized in the income statement of direct or indirect controllers of companies under common control and subsidiaries of the Company.

Likewise, there is no provision, for the current fiscal year (2024), that amounts of compensation of members of the board of directors, statutory board of executive officers or fiscal council are recognized in the income of direct or indirect controllers of companies under common control and subsidiaries of the Company.

In relation to the fiscal year ended December 31, 2021, certain amounts of compensation attributed due to the position held (according to the tables below) were recognized in the result of Sendas Distribuidora S.A., at the time controlled by the Company, and also in the Company's result, by consolidation. Therefore, such amounts are reflected in the compensation informed in section 8.2 of this Reference Form.

Fiscal year ended on Dec. 31, 2021: compensation received for positions held in the issuer
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	0.00	0.00	0.00	0.00
Issuer's controlled companies	0.00	8,047,481.32	0.00	8,047,481.32
Companies under common control	0.00	0.00	0.00	0.00

8.20.       Provide other information that the issuer deems relevant

It should be noted that the compensation recorded due to the termination of the position in 2022, according to the information provided in section 8.2 of this Reference Form, occurred as a result of the departure of three key executives who worked at the Company for over 10 years, resulting, therefore, in a significant amount of severance payments and benefits.

EXHIBIT III

Stock-Based Incentive and Stock Options Plan

Exhibit B, CVM Resolution 81

1.               Please provide a copy of the proposed plan

A copy of the Stock-Based Incentive and Stock Options Plan is attached as Exhibit IV to this Proposal.

2.               Please Inform the major features of the proposed plan, detailing:

(a)                 potential beneficiaries

The Incentive Plan will be applicable to the Statutory Officers, Executive Officers and/or employees of the Company or of companies under its control.

(b)                 maximum number of options to be granted

The options granted in the Incentive Plan, added to the shares granted in the incentive programs, which may be established within the scope of the Incentive Plan, may not exceed the maximum limit of 3.5% (three and a half percent) of the Company's subscribed and paid-in capital shares. This limit is additional and does not consider share purchase options already granted under the Company's current plans, which will be discontinued for new grants with the approval of the new Plan.

(c)                 maximum number of shares covered by the plan

The shares granted in the Incentive Plan, added to the shares granted in the incentive programs, which may be established within the scope of the Incentive Plan, may not exceed the maximum limit of 3.5% (three and a half percent) of the Company's subscribed and paid-in capital shares.

(d)                 vesting conditions

The participant will enter into an agreement with the Company that will set forth the specific terms and conditions of their participation in the Program.

(e)                 detailed criteria for setting the strike price

The strike price of the options will be determined by the Board of Directors, upon approval of the stock option programs under the Incentive Plan.

(f)                  criteria to determine the exercise period

The Board of Directors will determine the exercise price and exercise period of the option, as well as the shortage period and other conditions to receive the shares in the respective programs.

(g)                 stock option settlement method

The shares subject to the options will come from, as decided by the Company's Board of Directors: (i) the issuance of new common shares, which will grant participants the same rights as the shares currently issued by the Company, within the capital limit authorized by the Company; and/or (ii) shares held in treasury, if available. The shares will be delivered upon payment of the exercise price determined by the Board of Directors by the participants.

The shares subject to incentives granted through the incentive programs that may be established will come from shares held in treasury, in compliance with applicable regulations, or, alternatively, if there are no shares in treasury, through payment in cash under the terms defined by the Board of Directors in the respective programs. It will be up to the Board of Directors to determine the performance targets for receiving the shares, if applicable, and whether the grant will be free or onerous.

(h)                 criteria and events that, when found, will cause the suspension, change, or termination of the plan

The Incentive Plan will enter into force on the date of its approval by the Company's General Meeting and will remain effective for an indefinite term. The Incentive Plan may be terminated, suspended, or amended at any time, upon approval at the Company's General Meeting. Termination of the Incentive Plan will not affect the effectiveness of programs approved under the Incentive Plan.

3.               Justify the proposed plan, explaining:

(a)                 the main goals of the plan

The Incentive Plan aims to: (i) encourage the feeling of "ownership" of the Company with the participants; (ii) increase the Company's ability to attract and retain talent; and (iii) strengthen the culture of sustainable performance and search for the development of skills of the participants, aligning their interests with those of the Company's shareholders.

(b)                 the way how the plan contributes to such goals

By enabling the selected beneficiaries to become shareholders of the Company, the Company hopes to encourage them to effectively commit to creating value for the Company, as well as to perform their functions also considering their interests as shareholders of the Company, thus integrating the corporate goals into the Company's growth plans and maximizing profits, establishing a long-term relationship between the Company and the beneficiaries.

(c)                 how the plan fits into the company's compensation policy

The Incentive Plan is part of the Company's Nomination and Compensation Policy to the extent that it seeks compensation equivalent to the beneficiary's performance, thus aligning their interests with those of the Company.

(d)                 how the plan aligns the interests of both the beneficiaries and the Company in the short, medium, and long term

The Incentive Plan aligns the interests of both the beneficiaries and the Company in the short, medium and long term to the extent that it generates engagement and incentives for the beneficiaries to seek even better and sustainable results for the Company, as well as to create value for shareholders through strategies that have lasting effects on creating value for the Company itself.

4.               Please estimate the Company's expenses resulting from the plan, according to the accounting standards that govern this matter

The Company estimates that, annually, the amount of R$ 53,704,177.00 (fifty three million, seven hundred and four thousand, one hundred and seventy-seven reais), recognized throughout the year, will be granted in shares to Beneficiaries of the Incentive Plan. The number of shares actually granted may vary each year, subject to the limit mentioned in item 2 above, as well as the specific criteria for granting the programs.

EXHIBIT IV

Share-based Incentive Plans and Stock Option Plan

[Remainder of the page intentionally left blank]

[The Exhibit can be seen on the next page]

STOCK-BASED INCENTIVE AND STOCK OPTIONS PLAN

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 47.508.411/0001-56

The Extraordinary General Meeting of Companhia Brasileira de Distribuição (“Company") approved the Stock-Based Incentive and Stock Options Plan ("Plan") on [date].

Section I – General Conditions

The purpose of Section I of this Plan is to provide the general conditions for the grant: (i.) of common shares issued by the Company ("Shares") and/or (ii.) options for common shares issued by the Company ("Options") to the Statutory Officers, Executive Officers and/or companies under its control through Stock-Based Incentive Programs and/or Stock Options Programs (jointly referred to as "Programs"), both subject to approval from the Company's Board of Directors ("Board of Directors").

Chapter I. Limits

1.1.	Shares granted and Options granted through the Programs, as the case may be, implemented within the scope of this Plan, shall not exceed the maximum limit of 3.5% of the Shares from the Company's subscribed and paid-in capital stock. The limit set may only be changed upon resolution from the General Meeting. It is an additional limit that does not encompass options and/or shares previously granted/assigned within the scope of Previous Stock Options Grants Plans, as defined by Section 14.1 below.

Chapter II. Management of Plan and Programs

2.1.	The Programs to be implemented by the Board of Directors and within the scope of this Plan shall be managed by the Environmental Sustainability, Social and Corporate Governance (ESG) Committee or any other committee succeeding it in matters of human resources and compensation ("Committee") and which shall be in charge of all decisions and approvals regarding the Plan and the Programs.

2.2.	The Committee's resolutions shall bind the Participants (as defined by Section 3.2 below), without any possibility of appeal, unless contrary to the terms and general conditions provided by this Plan, the Company's By-Laws or the applicable legislation.

2.3.	The Board of Directors and the Committee shall be subject to the limits and general conditions provided by this Plan, the Company's By-Laws and the applicable legislation and shall comply with guidelines set by the Company's General Meeting.

2.4.	Pursuant to the provisions of item 2.3, the Board of Directors shall have full autonomy to manage and structure the terms and conditions of the Programs, and be granted with, among other things, the powers necessary to:

(a)	approve the Programs to be implemented within the scope of this Plan as well as the agreements and potential amendments thereto;

(b)	change the conditions of the agreements related to the Programs, including amendments required reflecting the changes from the applicable legislation;

(c)	determine the total number of Shares and/or Options, as applicable, to be granted within the scope of each Program, respecting the maximum limit provided by Section 1.1 above;

(d)	at its own discretion, elect the Participants entitled to the Shares and Options granted within the scope of the implemented Programs;

(e)	take all measures required to manage the Plan and the Programs, including matters of interpretation and application of the conditions thereof;

(f)	concerning the Stock-Based Incentive Programs and provided that always according to the terms of this Plan, decide on (i) the dates of granting the Stocks; (ii) the rights of the Participants in each Stock-Based Incentive Program; (iii) the grace period and/or specific conditions to grant the Stocks; (iv) the restrictive rules to the sale of Shares; (v) the Participants who shall be granted with the Stocks; and (vi) any other terms and conditions related to the granting of Shares;

(g)	concerning the Stock Options Programs and provided that always according to the terms of this Plan, decide on (i) the dates of granting the Options; (ii) the volume of Options to be granted; (iii) the Options' Exercise Price; (iv) the grace period and/or specific conditions to exercise the Options; (v) the deadlines for the exercise of Options; (vi) the rules on transfer of Options in the event of succession; (vi) (sic) the restrictive rules to the sales of Shares acquired upon exercise of Options; (viii) (sic) the Participants who shall be granted with the Options; and (ix) any other terms and conditions related to the granting of Options;

(h)	resolve on the Company's new shares to be issued within the limit of its authorized capital as well as on the disposal of shares held in treasury, acquisition of shares on the market and/or other inventories owed to Participants to comply with the provisions of this Plan and the Programs, as applicable;

(i)	change or extinguish Programs;

(j)	review exceptional cases related to this Plan and the Programs, including the possibility of specific changes to individual agreements of the Participants; and

(k)	resolve on any other terms and conditions provided that according to the terms and general conditions of this Plan.

2.5.	At its sole discretion, the Board of Directors may assign any of its duties and responsibilities provided by Section 2.4 above to the Committee, except for any duty or responsibility that shall not be assigned as provided by the terms of the applicable legislation or the Company's By-Laws.

Chapter III. Participants of the Programs

3.1.	Any Statutory Officers, Executive Officers and/or employees from the Company or companies under its control shall be eligible for the granting of Shares and/or Options within the scope of this Plan ("Eligible Persons").

3.2.	At its own discretion, the Committee shall select the Participants, out of the Eligible Persons from each Program, entitled to the granting of Shares and/or Options from each Program, as the case may be ("Participants").

3.3.	The incentive shall be granted to each Participant upon execution of an agreement between the Company and the said Participant. The signing of an agreement related to each Program implies that the Participant has accepted all conditions of this Plan and the respective Program.

3.4.	As the case may be, the Board of Directors and/or the Committee shall not grant the Participant with rights: (i) ensuring reelection or reappointment in the management of Company or company under its control until the end of their term of office; (ii) preventing dismissal at any time by the Company or company under its control; (iii) ensuring the maintenance of employment relationship with the Company or company under its control; or (iv) preventing termination of employment relationship with the Company or company under its control at any time.

3.5.	The Participant will only be granted the rights and privileges inherent to the condition of a shareholder upon (i) effective acquisition of Shares when exercising the Options or (ii) transfer of full ownership over the Shares, and no Share shall be delivered to the Participant unless the said Participant has fully complied with all legal and regulatory requirements.

Chapter IV. Dismissal, Death, Permanent Disability, Retirement, Dissolution and Liquidation

4.1.	The Board of Directors and/or the Committee, as the case may be, will have full powers to determine the rules, consequences and procedures related to the maintenance or loss of rights linked to the Options and/or Shares the Participants may face in each Program in case of (i) termination of employment contract; (ii) death; (iii) permanent disability; (iv) retirement; or (v) dissolution and/or liquidation of the Company.

Section II – Conditions of Stock-Based Incentive Programs

The purpose of Section II of this Plan is to provide specific conditions for granting incentives through Stock-Based Incentive Programs.

Chapter V. Objectives of Stock-Based Incentive Programs

5.1.	The main objectives of Stock-Based Incentive Programs are:

(i)	promoting "ownership culture" within the Company among the Participants;

(ii)	increasing the capacity to attract and retain talent in the Company; and

(iii)	strengthening the culture of sustainable development and seeking to develop the skills of the Participants, aligning their interests with those of the Company's shareholders.

Chapter VI. Shares from the Stock-Based Incentive Programs

6.1.       The Shares granted under this Plan and of Stock-Based Incentive Programs linked to Shares that may be implemented, together with the Options granted under their respective Programs and this Plan, may not exceed the maximum limit of shares in the Company's subscribed and paid-up share capital provided for in Section 1.1 above.

6.2.       The Shares comprising the purpose of the incentives granted through the implemented Stock-Based Incentive Programs shall be the ones held in treasury, according to the applicable regulation, or, if there are no Shares held in treasury, the granting thereof shall be made upon payment in cash according to the terms set by the Board of Directors in the Stock-Based Incentive Program.

6.3.	The Board of Directors may implement the incentive arrangements it finds necessary/adequate, including granting of restricted or unrestricted shares, for free or upon payment, linked or not to performance goals, and even matching shares, for free or upon payment, to the Participants.

6.4.	Stock-based incentives with shares issued by the Company outside the scope of this Plan and not involving the effective delivery of shares to the beneficiaries may be implemented upon approval from the Board of Directors.

Section III – Conditions of Stock Options Programs

The purpose of Section III of this Plan is to provide specific conditions for granting Options through Stock Options Programs.

Chapter VII. Objectives of Stock Options Programs

7.1.       The main objectives of Stock Options Programs are:

(a)	promoting the Company's expansion and increasing the alignment of interests of the Participants as shareholders of the Company; and

(b)	promoting the Company's interests through a long-term commitment of the Participants.

Chapter VIII. Shares from the Stock Options Programs

8.1.       The number of Shares comprising the purpose of Options granted within the scope of this Plan and the Stock Options Programs to be implemented within the scope of this Plan shall not exceed:

(i)	the maximum limit of the Company's subscribed and paid-in capital stock provided by Section 1.1 above, which should be considered together with the Shares granted under their respective Programs and in this Plan; and

(ii)	the Company's authorized capital limit.

8.2.       Upon decision from the Company's Board of Directors, the Shares comprising the Options shall originate from:

(i)	the issuance of new common shares, in which case the Participants shall be granted the same rights of shares currently issued by the Company and within its authorized capital limit; and/or

(ii)	the shares held in treasury, if available.

8.3.	The other shareholders from the Company shall not be entitled to the right of first refusal concerning the grant or exercise of Options pursuant to the terms of Article 171, Paragraph 3 of Law No. 6404/1976, as amended.

Chapter IX. Grant of Stock Options

9.1.       The Board of Directors shall approve the Stock Options Programs implemented within the scope of the Plan according to the Company's needs, and the terms and conditions for the mentioned programs shall be established within the limits set by this Plan.

Chapter X. Exercise Price

10.1.    The Board of Directors shall set the exercise price of the Options for subscription or acquisition of Shares at the approval of the Stock Options Program ("Exercise Price").

Chapter XI. Exercise of Stock Option

11.1.    Except upon contrary resolution from the Committee, the right to exercise the Option shall be granted according to the periods, percentages and conditions provided by each Stock Options Program.

Chapter XII. Payment Conditions

12.1.    The Option holder shall pay the Exercise Price for each share according to the conditions provided by the regulations of each Stock Options Program and the minimum amount for payment provided by law.

Chapter XIII. Sale and Transfer of Options by the Participants

13.1.    Unless approved by the Board of Directors, the Participants shall not directly or indirectly sell or charge for Options granted under the respective Stock Options Programs.

Section IV - Miscellaneous

Chapter XIV. Miscellaneous

14.1.	The Stock Options Plan and the Company-Issued Stock Option Compensation Plan, both approved during Extraordinary General Meeting held on May 9, 2014, and amended on December 30, 2019 ("Previous Stock Options Grants Plans"), shall be discontinued as of the date of approval of this Plan and no further grants within the scope of Previous Stock Options Grants Plans shall be made as of the said date. The discontinuance of Previous Stock Options Grants Plans shall not impact the effectiveness of any grants already made by the Company and still in force.

14.2.	The Plan provided herein shall become effective as of the date of its approval and may be terminated at any time upon decision from the Company's General Meeting. The end of the Plan's effectiveness shall not impact the effectiveness of the Options and incentives still in force and the respective regulations of each Program.

14.3.	Neither the Plan nor its respective Programs shall impact any corporate restructuring operation involving the Company and/or companies under its control, and the Board of Directors shall determine and cause the adjustments applicable to the respective regulations. The granting of Shares or Options pursuant to the terms of this Plan shall not prevent the Company from getting involved in the disposal of control and corporate restructuring operations, such as transformation, consolidation, merger, split-off and consolidation of shares. At its discretion and without prejudice to other measures decided upon under an equitable basis, the Board of Directors may determine: (a) the replacement of Shares and/or Options for stock, units or securities issued by the business entity succeeding the Company; and/or (b) that the exercise period shall take place earlier, extinguishing the grace periods, to ensure the inclusion of the corresponding shares to any such operation.

14.4.	Should the number, type and/or class of shares issued by the Company be changed as a result of splits, bonuses, inplits or conversions, the Company shall inform the Participants in writing about the adjustment corresponding to the acquisition price, number, type and/or class of shares comprising the purpose of each incentive and/or Option in force, as the case may be.

14.5.	The Committee, upon consulting the Board of Directors as it may be required, shall be qualified to resolve any doubts concerning the interpretation of the general rules of this Plan. Should there be any conflict between the provisions of this Plan and the Programs and/or respective grant agreements, the provisions hereof shall prevail.

14.6.	The Shares and/or Options to be granted within the scope of this Plan and the Programs to Participants who are Statutory Officers of the Company will be subject to approval from the Company's Annual General Meeting regarding the global or individual compensation amount for the directors during the respective fiscal year, pursuant to the terms of Article 152 of Law No. 6404/1976, as amended.

* * * * *

EXHIBIT V

Report detailing the Origin and Justification of Proposed Changes

(Article 12, II, of CVM Resolution 81)

We provide below a comparative table between the version currently in force and the proposed amendment to the Company's Bylaws:

Current wording	Proposed wording	Comparative wording	Change rationale

ARTICLE 4 – The Company's capital stock is R$1,807,167,455.83 (one billion, eight hundred and seven million, one hundred and sixty-seven thousand, four hundred and fifty-five Reals and eighty-three cents), fully subscribed and paid in, divided into 270,139,069 (two hundred and seventy million, one hundred and thirty-nine thousand and sixty-nine) common shares, all of them registered, book-entry shares with no par value.	ARTICLE 4 – The Company's capital stock is R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reais and seventy-three cents), fully subscribed and paid in, divided into 490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty nine) common shares, all of them registered, book-entry shares with no par value.	ARTICLE 4 – The Company's capital stock is ~~R$1,807,167,455.83 (one billion, eight hundred and seven million, one hundred and sixty-seven thousand, four hundred and fifty-five Reals and eighty-three cents)~~ R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reais and seventy-three cents), fully subscribed and paid in, divided into ~~270,139,069 (two hundred and seventy million, one hundred and thirty-nine thousand and sixty-nine)~~ 490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty nine) common shares, all of them registered, book-entry shares with no par value.	Adjustment in the wording to reflect the Company's capital increases resulting from (i) the public offering of shares approved at a meeting of the Board of Directors on March 13, 2024; and (ii) and (ii.) the exercise of share purchase options, within the authorized capital limit, approved at a meeting of the Board of Directors held on March 29, 2024.

(I) determine the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force. The amounts spent or set as allowances in each fiscal year as profit-sharing plan for employees and management members and also connected to the granting of the Company's stock option will be limited to up to fifteen percent (15%) of the income of each fiscal year, after the deductions set forth in Article 189 of Brazilian Law 6,404/76;

(m)       set the limit of shares to be issued in the scope of the Company's Stock Option Plan previously approved by the General Meeting, subject to the limit set forth in section "l" above;

(o) resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates~~,~~ of the Company, or making any other investment by the Company that, in an individual or aggregate amount, over a quarter, in Reais currency, is higher than the amount equivalent to US$20,000,000.00 (twenty million US dollars) or higher than the amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever amount is greater;

(I) determine the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force;

(m) set the limit of shares to be granted under the stock option plans and share-based compensation plans of the Company previously approved by the General Meeting, when applicable;

(o) resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates~~,~~ of the Company, or making any other investment by the Company that, in an individual or aggregate amount, over a quarter, in Reais currency, is higher than the amount equivalent to US$20,000,000.00 (twenty million US dollars) or higher than the amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever amount is greater, except in the case of making investments or granting guarantees, endorsements or other guarantees in favor of companies directly or indirectly controlled by the Company, within the normal course of its business;

(I) determine the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force~~. The amounts spent or set as allowances in each fiscal year as profit-sharing plan for employees and management members and also connected to the granting of the Company's stock option will be limited to up to fifteen percent (15%) of the income of each fiscal year, after the deductions set forth in Article 189 of Brazilian Law 6,404/76~~;

(m) set the limit of shares to be ~~issued~~ and granted ~~within~~ the scopeof the Stock Option Plans and the Company's share-based compensation plans previously approved at a General Meeting, when applicable, subject to the ~~limit provided for in section "l" above~~;

(o) resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates~~,~~ of the Company, or making any other investment by the Company that, in an individual or aggregate amount, over a quarter, in Reais currency, is higher than the amount equivalent to US$20,000,000.00 (twenty million US dollars) or higher than the amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever amount is greater, except in the case of making investments or granting guarantees, endorsements or other guarantees in favor of companies directly or indirectly controlled by the Company, within the normal course of its business;

Wording adjustment to adapt to the Company's current reality, so that only the limit provided for in the Incentive Plan is applicable.

Wording adjustment to provide for the new share-based compensation structure to be adopted by the Company under the Incentive Plan.

Wording adjustment to adapt the wording to the Company's Policy for Transactions with Related Parties.

Exhibit VI

Restated Bylaws of the Company

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

A publicly held corporation with authorized capital

CHAPTER I

NAME, HEADQUARTERS, PURPOSE, AND DURATION

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (the “Company”) is a corporation headquartered at Av. Brigadeiro Luis Antônio n. 3142, in the capital city of Sao Paulo, SP, Federative Republic of Brazil, which will henceforth be governed by these Bylaws, by Law no. 6.404 of December 15, 1976 (“Law no. 6.404/76”), as amended, as well as other legal provisions in force.

Sole Paragraph – With the Company's entry into the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), the Company, its shareholders, including controlling shareholders, managers and members of the fiscal council, when established, are subject to the provisions of the Novo Mercado Regulation.

ARTICLE 2 – The Company's corporate purpose is the sale of manufactured, semi-manufactured or "in natura" products, whether of domestic or foreign origin, of any and all kinds and species, nature or quality, with the exploitation of the supermarket industry sector, which includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and the like in the surroundings of the points of sales operated by the Company.

Paragraph 1 - The Company may also carry out the following activities:

(a)       the manufacturing, processing, handling, transformation, export, import, and representation of food or non-food products, on its own account or by third parties;

(b) the international trade, including of coffee;

(c) the import, distribution, and sale of cosmetic hygiene and toiletry products, perfumery, sanitizing and household cleaning products and food supplements;

(d) the general sale of drugs and medicines, pharmaceutical and homeopathic specialties; chemicals, accessories, dental articles, surgical instruments and appliances; the manufacture of chemical products and pharmaceutical specialties, which can be specialized, such as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Compounding Pharmacy for every specialty;

(e) the sale of petroleum products and derivatives, supply of fuels of any kind, including on gas stations, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services, for any kind of vehicles;

(f) the sale of veterinary products, drugs, and medicines in general; veterinary office, clinic and hospital, and pet shop with bathing and grooming services;

(g) the rental of any recorded media;

(h) the provision of photographic, cinematographic, and similar studio services;

(i) the practice and management of real estate transactions, buying, promoting subdivisions and developments, leasing and selling its own and third-party real estates;

(j) act as a distributor, agent, and representative of merchants and industrialists established in Brazil or abroad and in such capacity, on behalf of the principals or on their own account to acquire, retain, own and make any transactions and operations in its self interest or of the principals;

(k) the exploitation of buildings and construction in all its forms, on its own or by third parties, the purchase and sale of construction materials and the installation and maintenance of air-conditioning systems, hoists, and cargo elevators;

(l) application of household sanitizing products;

(m)       the municipal, state, and interstate highway transportation of cargo in general for its own products and those of third parties, and also store and deposit them, and load, unload, organize and store third-parties' goods of any kind, as well as subcontract the services provided for in this subparagraph;

(n) activities of communication, general advertising and propaganda services, including bars, diners, cafeterias and restaurants, which may extend to other branches that are compatible or related to it, subject to any legal restrictions;

(o) the purchase, sale, and distribution of books, magazines, newspapers, periodicals and the like;

(p) carrying out studies, reviews, planning, and market research;

(q) carrying out tests to launch new products, packaging, and brands;

(r) developing strategies and carrying out reviews of the behavior of sales, special promotions and advertising in each segment;

(s) the provision of services related to food, meal, fuel, transportation vouchers, and other kinds of vouchers or purchase cards that result from activities related to its corporate purpose;

(t) the lease and sublease of its own or third-party chattel;

(u) the provision of services in the management area;

(v) to represent other domestic or foreign companies and take part as a partner or shareholder in the capital of other companies, whatever their form or purpose, and in business ventures of any nature;

(w) operate as an agent, broker, or intermediation of securities and tickets;

(x) exploration of the activity of a banking correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, securities, accounts or booklets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by service machines and other activities arising from service agreements maintained by the Company with financial institutions; (ii) provision of collection, receipt or payment position; (iii) receipt and forwarding of proposals for the provision of credit cards; (iv) issuance of booklets, settlement forms, printed forms, and documents in general; and (v) supplementary services for the collection of registration data and documentation, as well as data control and processing;

(y) provision of parking, accommodation, and vehicle storage services;

(z) the import of beverages, wines, and vinegars;

(aa) trade in seeds and seedlings;

(bb) trade in telecommunications products;

(cc) the import, distribution, and sale of toys, metal pots, domestic ladders, baby strollers, party items, school items, tires, household electrical appliances, bicycles, monobloc plastic chairs, and light bulbs; and

(dd) exploitation of non-financial intangible asset management.

Paragraph 2 - The Company may provide sureties or guarantees in business of its interest, being forbidden those for mere favor.

ARTICLE 3 – The Company's term duration is indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company's capital stock is ~~R$1,807,167,455.83 (one billion, eight hundred and seven million, one hundred and sixty-seven thousand, four hundred and fifty-five Reals and eighty-three cents)~~ R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reais and seventy-three cents), fully subscribed and paid in, divided into ~~270,139,069 (two hundred and seventy million, one hundred and thirty-nine thousand and sixty-nine)~~ 490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty nine) common shares, all of them registered, book-entry shares with no par value.

Paragraph 1 - The shares representing the capital stock are indivisible in relation to the Company, and each common share entitles its holder the right to cast one vote at General Meetings.

Paragraph 2 - The shares will be in book-entry form and will be kept in deposit accounts in the name of their holders, at the authorized financial institution that the Company determines, and no certificates will be issued.

Paragraph 3 - The cost of services for transferring ownership of book-entry shares to be charged by the depositary financial institution may be passed on to the corresponding shareholder, pursuant to Article 35, paragraph 3 of Brazilian Law No. 6,404/76, subject to the maximum limits set by the Brazilian Securities and Exchange Commission (CVM).

Paragraph 4 - The Company may not issue preferred shares and founders' shares.

ARTICLE 5 - The Company is authorized to increase its capital stock up to the limit of 800,000,000 (eight hundred million) common shares upon resolution of the Board of Directors and regardless of any amendment to the Company's bylaws.

Paragraph 1 - The limit of the Company's authorized capital can be changed only upon a decision made by the General Meeting.

Paragraph 2 - The Company, within the limit of the authorized capital and complying with the plan approved by the General Meeting, may grant a stock option purchase plan to its management members, or employees, or even to individuals who provide services thereto.

ARTICLE 6 - Issuance of shares, subscription warrants, or debentures convertible into shares up to the limit of THE authorized capital, may be approved by the Board of Directors, excluding or reducing the time term for exercising the preemptive right, as provided for in Article 172 of Law no. 6,404/76.

Sole Paragraph - Except as provided for in the "caption" of this Article, shareholders will have the right of first refusal, in proportion to the number of shares held by them, to subscribe the Company's capital increases, and the exercise of this right will be governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Meeting is the meeting of the shareholders, who may attend it by themselves or by representatives appointed pursuant to the Law in order to resolve on matters of interest to the Company.

ARTICLE 8 – The General Meeting shall be called by the Chairman of the Board of Directors, or in his/her absence by the Vice-Chairman of the Board of Directors and shall have the following responsibilities:

i.	amend the Company's Bylaws;

ii.	elect or dismiss, at any time, the members of the Company's Board of Directors;

iii.	take, every year, the accounts submitted by the management members and resolve on the financial statements presented by them;

iv.	approve the issuance of shares, subscription bonuses, debentures convertible into shares of its own issuance or any bonds, securities, or other rights or interests that are exchangeable or convertible into shares issued by the Company itself, without prejudice to the competence of the Board of Directors as provided for in Article 5 and Article 17(g);

v.	decide on the appraisal of assets with which the shareholders contribute to the formation of the capital stock;

vi.	decide on the transformation, merger, acquisition (including acquisition of shares), split-up of the Company or on any other kind of restructuring of the Company;

vii.	decide on the dissolution and liquidation of the Company and to elect and dismiss the liquidator(s);

viii.	examine and approve the accounts of the liquidator(s); and

ix.	set the annual overall compensation of the members of the Company's management and the Fiscal Council, if established.

Sole Paragraph - The General Meetings will be established and chaired by any member of the Board of Directors or the Company's Board of Executive Officers or by employees of the Company who hold positions as officers, even if not statutory, who will choose, among those present, someone to act as secretary.

ARTICLE 9 - For any deliberation of the General Meeting, the approval of shareholders that represent at least the majority of votes of those present will be required, not counting the blank votes, subject to the exceptions provided for by law and in the applicable regulations.

ARTICLE 10 - The Annual General Meeting will have the responsibilities provided for by law and will be held within the first four months subsequent to the end of the fiscal year.

Sole Paragraph - Whenever necessary, the General Meeting may be established on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

CHAPTER IV

THE MANAGEMENT

ARTICLE 11 - The Company's management will be the responsibility of the Board of Directors and the Board of Executive Officers.

Paragraph 1 - The management members will take office subject to the prior signing of their investiture term, which must include their agreement to the arbitration clause referred to in Article 38.

Paragraph 2 - The term of office of the Directors and Executive Officers will be extended until the moment their corresponding successors take office.

Paragraph 3 - Minutes of the Board of Directors' and Executive Officers' meetings will be recorded in a specific book, which will be signed by the attending Directors and Officers, as the case may be.

Section I

The Board of Directors

ARTICLE 12 – The Board of Directors is composed of at least 7 (seven) andat most9 ( <<nine) members, elected and dismissable by the General Meeting, with a unified term of office of 2 (two) years, reelection being allowed.

Paragraph 1: In case any position of Director becomes vacant, the Board of Directors will be responsible to elect a substitute to fill the position on a permanent basis until the end of the corresponding term of office. In the event of a simultaneous vacancy of most positions in the Board, the General Meeting shall be called to proceed to a new election.

Paragraph 2 - Out of the members of the Board of Directors, at least 2 (two) members or 20% (twenty percent) of them, whichever is greater, shall be independent directors, pursuant to the standards set forth by the 'Novo Mercado' listing Regulation, and the full data of those nominated to be independent members of the Board of Directors shall be deliberated at the General Meeting that elects such independent directors, being also considered as independent those member(s) of the Board of Directors elected as provided for in article 141, paragraphs 4 and 5 of Law 6.404/76 (Brazilian Corporations Act) in the event of existing a controlling shareholder.

Paragraph 3 - Whenever the application of the aforementioned percentage calculation results in a fractioned number of members, the Company must round it up and consider the immediate higher full number.

ARTICLE 13 – The Board of Directors shall have one (1) Chairman and up to one (1) Vice-Chairman, to be elected by the members of the Board of Directors at the meeting to be held immediately after the investiture of such members.

Paragraph 1 - The positions of Chairperson of the Board of Directors and of Chief Executive Officer of the Company cannot be held at the same time by the same person.

Paragraph 2 – In the event of a vacancy in the position of Chairman or impediment of the Chairman, the Vice-Chairman shall automatically undertake such position, remaining until the end of the respective term of office, or until a new appointment by the Board of Directors occurs.

Paragraph 3 - In the event of a vacancy in the position of Vice-Chairman, the Board of Directors shall appoint a substitute to the position to remain until the end of the respective term of office.

Paragraph 4 – In the event of the absence of the Chairman, the meetings of the Board of Directors shall be chaired by the Vice-Chairman.

Article 14 - The Board of Directors will meet on a regular basis at least six times a year to review the Company's financial results and other results, and to review and monitor the annual investment plan, and extraordinarily at any time, whenever required.

Paragraph 1 - The Chairperson or, in his/her absence, by the Vice-Chairperson, is responsible to call the meetings of the Board of Directors, either on his/her own initiative or upon the written request of any director.

Paragraph 2 - The meetings of the Board of Directors must be called by electronic means or by letter, at least 7 (seven) days before the date of each meeting, specifying the time and place for the first meeting and, case, on second call, and including the agenda. Any proposal and all documents required and related to the agenda must be made available to the Directors. The call for a meeting may be waived whenever all of the Board members in office are present at the meeting, or if the absent board members have previously agreed in writing with such waiver.

Paragraph 3 - The minimum quorum required to establish the Board of Directors' meetings is the presence of at least half of its acting members on first call, and any number of directors on the second call, considering as present also those represented as allowed for in these Bylaws.

Article 15: The Board of Directors' meetings shall be presided over by its Chairman and, in his/her absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1: The resolutions of the Board of Directors shall be taken by a favorable vote of the majority of its members. The directors may attend meetings of the Board of Directors by conference call, videoconference or any other means of electronic communication that allows the identification of every director and his/her simultaneous communication with all other persons attending the meeting. In this case the directors should be considered to be present at the meeting and shall sign the corresponding minutes subsequently.

Paragraph 2- In case of absence or temporary impediment of any director, the absent Director may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the director acting as substitute of the absent or temporarily unable director, in addition to his/her own vote, shall cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors must approve any change to its Internal Regulation or charter and will elect an Executive Secretary, who will be responsible for exercising the functions determined in the Internal Regulation, as well as issuing certificates and certifying, before third parties, the authenticity of the resolutions taken by the Board of Directors.

ARTICLE 17 - In addition to the authority set forth by law, the Board of Directors is responsible for:

(a)	setting forth the general guidance of the Company's businesses;

(b)	approve or amend the Company's investment plan;

(c)	electing and dismissing the Company's executive officers, determining their duties and designations;

(d)	supervising the management of the Executive Officers, and examining, at any time, the Company's books and papers, requesting information about contracts executed or in the way of being executed, and any other actions;

(e)	calling the General Meeting;

(f)	issuing its opinion on the Management's report, the accounts submitted by the Board of Executive Officers, and the Company's financial statements;

(g)	deciding on the issue of shares, subscription bonus, or debentures convertible into shares until the authorized capital limit, determining the corresponding price and the payment conditions;

(h)	choosing and dismissing independent auditors, subject to the recommendation by the Audit Committee;

(i)	issue an opinion on any proposal by the Board of Directors to the General Meeting;

(j)	authorizing the acquisition of shares of the Company itself for purposes of cancellation or keeping with its treasury, complying with the applicable standards;

(k)	developing, jointly with the Board of Executive Officers, and approving a profit-sharing plan for employees and management members of the Company and for granting additional benefits to employees and management members pegged to the Company's results ("Profit-Sharing Plan");

(l)	determine the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force~~. The amounts spent or set as allowances in each fiscal year as profit-sharing plan for employees and management members and also connected to the granting of the Company's stock option will be limited to up to fifteen percent (15%) of the income of each fiscal year, after the deductions set forth in Article 189 of Brazilian Law 6,404/76~~;

(m)	set the limit of shares to be ~~issued~~ and granted ~~within~~ the scopeof the Stock Option Plans and the Company's share-based compensation plans previously approved at a General Meeting, when applicable, subject to the ~~limit provided for in section "l" above~~;

(n)	creating Committees, which will be responsible for preparing proposals or making recommendations to the Board of Directors, and determine their corresponding responsibilities as provided for in these Bylaws;

(o)	resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates~~,~~ of the Company, or making any other investment by the Company that, in an individual or aggregate amount, over a quarter, in Reais currency, is higher than the amount equivalent to US$20,000,000.00 (twenty million US dollars) or higher than the amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever amount is greater, except in the case of making investments or granting guarantees, endorsements or other guarantees in favor of companies directly or indirectly controlled by the Company, within the normal course of its business;
(p)	resolving on any financial transaction involving the Company, including the granting or borrowing of loans and the issue of non-convertible and debentures in excess of half the EBITDA (Earnings Before Interest, Tax Income, Depreciation and Amortization), as ascertained in the consolidated financial statements for the fiscal year prior to the corresponding transaction;

(q)	resolving on any association of the Company with third parties involving an individual or aggregate investment, during a fiscal year, exceeding the amount in Reais equivalent to US$ 20,000,000 (twenty million US dollars) or exceeding the amount corresponding to 1% (one percent) of the Company's net stockholders' equity at the time, as ascertained in its most recent balance sheets or quarterly financial statements, whichever amount is greater;

(r)	preparing and disclosing a reasoned opinion, whether favorable or contrary to the acceptance of any public offer for acquisition of shares that has as subject the shares issued by the Company, pursuant to the Novo Mercado Regulation; and

(s)	resolving on any change in the Company's dividend distribution policy.

Paragraph 1 – In the case of a resolution to be taken by the corporate bodies of the companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it shall be incumbent upon the Board of Directors to direct the vote of the Company's managers, in the case of decisions taken at a general meeting, meeting of partners or equivalent body, or the vote of the managers elected or appointed by the Company for the management bodies of such companies, when the resolution falls under paragraphs (o), (p) and (q) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statement of the subsidiaries or investees.

Paragraph 2: The Board of Directors shall adopt a policy on transactions with related parties, and may establish limits, specific responsibilities, and procedures for such transactions to be approved.

Section II

Audit Committee and Other Advisory Areas to the Management

ARTICLE 18 - The audit committee, an advisory body subordinated to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent director, and at least one (1) must have recognized experience in matters of corporate accounting.

Paragraph 1 - The same Audit Committee member may accumulate both characteristics referred to in the caption.

Paragraph 2 - The Audit Committee’s members, subject to the provisions of Article 20 and Chapter V of these Bylaws, must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the rules of the Brazilian Securities Commission and the New Market Regulation.

Paragraph 3 - The activities of the Audit Committee Coordinator are defined in its Charter as approved by the Board of Directors.

ARTICLE 19 - The Audit Committee’s members will be elected by the Board of Directors for a term of two (2) years, with reelection for successive terms being allowed, in accordance with the Audit Committee’s charter.

Paragraph 1 - During their terms of office, the Audit Committee’s members may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence at three (3) consecutive meetings or at six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Paragraph 2 - In the event of a vacancy in the position of Audit Committee’s member, the Board of Directors will be responsible for electing the person who will complete the term of the replaced member.

Paragraph 3 - Among other matters, the Audit committee is in charge of:

(a)	giving an opinion on the engagement and dismissal of independent auditors;

(b)	evaluating the management report, the financial statements, interim statements and the quarterly information of the Company, making such recommendations as it deems necessary to the Board of Directors;

(c)	monitoring the activities of the Company’s internal audit and internal controls area;

(d)	evaluating and monitoring the Company’s risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company’s internal policies, including the policy of transactions between related parties; and

(f)	having the means for receiving and handling information about non-compliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecasting of specific procedures for protecting the provider and the confidentiality of information.

ARTICLE 20 - In case the Fiscal Council is convened pursuant to Law 6,404/76 and Chapter V below, the Audit Committee shall retain its powers, respecting the powers granted by law to the Fiscal Council.

ARTICLE 21 - The Board of Directors may establish other Committees, with the composition that it determines, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and responsibilities as the management members.

Section III

Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers will be composed of at least two (2) and at most fourteen (14) members, stockholders or not, residents in the country, elected and removable by the Board of Directors, with one (1) necessarily indicated for the position of Chief Executive Officer and one (1) necessarily indicated for the position of Investor Relations Officer and the other Vice Chairpersons and Officers.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is 2 (two) years, and reelection is allowed.

ARTICLE 23 - The Officers shall exercise the general functions described in these Bylaws and those that are assigned to them by the Board of Directors, maintaining mutual collaboration and assisting each other in the exercise of their positions and functions.

Paragraph 1 - The duties and specific designations of each one of the Officers will be determined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definitive vacancy, absence, license, prevention or removal, the Officers will substitute each other as follows:

(a)	in the event of the absence or temporary prevention of the Chief Executive Officer, the Chief Executive Officer shall appoint a person to replace him and, in the event of a vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Chief Executive Officer;

(b)	in case of absence or temporary prevention of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Executive Officers shall meet when convened by the Chief Executive Officer, or when convened by half of the acting Officers.

Sole Paragraph - The minimum “quorum” for the convening of the meetings of the Board of Executive Officers is at least 1/3 (one third) of its members in office, and its decisions will be taken by majority vote of those present. In the event of a tie in the resolutions of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities that may be assigned to it by the General Meeting and the Board of Directors, the Board of Executive Officers is responsible, without prejudice to other legal duties:

(i)	directing the corporate business and to enforce these Bylaws

(ii)	complying with the corporate purpose;

(iii)	approving the plans, programs and general rules of operation, management and control in the interest of the Company’s development, subject to the guidelines established by the Board of Directors;

(iv)	preparing and presenting to the Annual General Meeting a report on the Company’s business activities, including the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Fiscal Council, when applicable;

(v)	directing all the Company’s activities, giving them the guidelines established by the Board of Directors and appropriate to the achievement of its objectives

(vi)	proposing investment plans and programs to the Board of Directors;

(vii)	authorizing the opening and closing of branches, agencies, offices, warehouses and/or the establishing delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on matters on which the Board of Directors may request specific appraisal; and

(ix)	jointly with the Board of Directors, developing and executing the Profit-Sharing Plan.

ARTICLE 26 - In particular, the Chief Executive Officer is in charge of:

(a)	planning, coordinating, directing and managing all of the Company’s activities, exercising executive and decision-making functions;

(b)	exercising general supervision of all the Company’s business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and constituting the meetings of the Board of Executive Officers;

(d)	coordinating and conducting the process of approval of the annual/multi-annual budget and of the investment and expansion plan with the Board of Directors; and

(e)	suggesting nominations and respective candidates for positions on the Company’s Board of Executive Officers and submitting such suggestion for approval by the Board of Directors.

ARTICLE 27 - Any other Officers are responsible for assisting the Chief Executive Officer in all tasks that he assigns to them, carry out the activities relating to the functions that have been granted to them by the Board of Directors and perform all acts necessary for the regular operation of the Company, provided that authorized by the Board of Directors.

ARTICLE 28 - The Officers will represent the Company whether as plaintiff and defendant, both in and out of Court and before third parties, performing and signing all acts that bind the Company.

Paragraph 1 - In acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company must contain a validity term, except for those for judicial purposes, in addition to the description of the powers granted, which may encompass any and all acts, including those of a banking nature.

Paragraph 2 - For acts implying the acquisition, encumbrance, or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company must be represented by two (2) Officers or one (1) Officer and one (1) attorney-in-fact, jointly.

Paragraph 3 - The Company shall be deemed obliged when represented:

(a)	jointly by two (2) Officers;

(b)	jointly by one Officer and one attorney-in-fact, appointed pursuant to these Bylaws;

(c)	jointly by two attorneys-in-fact, appointed pursuant to these Bylaws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power or attorney and in accordance with the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 29 - The Company will have a non-permanent Fiscal Council, composed of three (3) effective members and an equal number of alternates.

Paragraph 1 - The Fiscal Council will only be established upon the request of the Company’s stockholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if established, shall approve its internal regulation, which shall establish the general rules of its operation, structure, organization and activities.

Paragraph 3 - The investiture of the Fiscal Council members will be subject to the prior signature of the investiture deed, which must contemplate their subjection to the arbitration clause under Article 38.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 - The fiscal year will end in December 31 of each year, when the balance sheet and the financial statements required by current legislation will be prepared.

ARTICLE 31 - The Company may, at the discretion of the Board of Executive Officers, prepare quarterly or half-yearly balance sheets.

CHAPTER VII

PROFIT DISTRIBUTION

ARTICLE 32 - Once the balance sheet is prepared, the following rules will be observed regarding the distribution of the result calculated:

(i)	the accumulated losses and the provision for Income Tax will be deducted from the results for the year, before any participation;

(ii)	after deduction of the portions described in item (i) above, an amount to be distributed as participation of the employees and managers in the Company’s results, as determined by the Board of Directors in compliance with the Profit-Sharing Plan, under the terms and limits of items "k" and "l" of Article 17 of these Bylaws, shall be deducted;

(iii)	the remaining profits will be allocated as follows:

(a)	five percent (5%) for the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if resolved by the General Meeting;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, in accordance with Paragraph 1 below of these Bylaws.

(d)	the profit not used to constitute the reserve under the Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend will be calculated and paid according to the following standards:

(a)	the tax basis of the dividend will be the net profit of the fiscal year, less the amounts allocated to the creation of legal reserve and reserves for contingencies, plus the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent fiscal years, must be added to the first dividend declared after the realization.

Paragraph 2 - An Expansion Reserve is created, which will have the purpose of ensuring resources to finance additional fixed and current capital investments and will be formed with up to 100% of the net income remaining after the allocations dealt with in lines “a”, “b”, and “c” of item (iii), and the total of this reserve may not exceed the amount of the Company’s capital stock.

Paragraph 3 - The Company may distribute, if authorized by the Board of Directors, interim dividends, to be approved by the General Meeting.

Paragraph 4 - The Company may, by resolution of the Board of Directors and as approved by the General Meeting, pay or credit interest on equity calculated on the Net Equity accounts, observing the rate and limits provided for by law.

ARTICLE 33 - The amount of dividends and/or interest on equity will be made available to stockholders within the period to be resolved by the Board of Directors or General Meeting, and may be monetarily restated, as determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 - The Company will be liquidated in the legal cases, and the General Meeting will be responsible for establishing the manner of liquidation, electing the liquidator and the Fiscal Council that will operate during the liquidation, determining their remuneration.

CHAPTER IX

DISPOSAL OF CONTROLLING INTERESTS

ARTICLE 35 - The direct or indirect disposal of the Company’s controlling interests, whether by means of a single operation or by successive operations, must be contracted under the condition that the purchaser of controlling interests undertakes to make a public offering for the acquisition of stocks subject to the stocks issued by the Company held by the other stockholders, with the due regard to the conditions and terms provided for in the legislation and in the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF A SIGNIFICANT STAKE IN THE COMPANY

ARTICLE 36 - Any person, shareholder or Group of Shareholders that acquires or becomes a holder, through a single transaction or through successive transactions (“Acquiring Shareholder”): (a) of a direct or indirect interest equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares; or (b) of any other rights of shareholders, including beneficial ownership or trust, over shares issued by the Company that represent a percentage equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares ("Relevant Interest"), must make a public offer for the acquisition of all the shares issued by the Company (i.e., a takeover bid, known in Portuguese as 'OPA') or request a registration with CVM and B3, as the case may be, within a maximum period of 30 (thirty) days from the date of the last transaction that resulted in achieving the level a a Relevant Interest, with the following minimum requirements, observing the provisions of the applicable CVM standards, the B3 regulations and the terms of this Article ("takeover bid" or "OPA"):

I. be forwarded indistinctively to all the Company’s stockholders for the acquisition of all the stocks issued by the Company;

II. the price offered must correspond to at least the highest value between: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Acquiring Stockholder in the twelve (12) months prior to the acquisition of the Relevant Holding; and (iii) 125% of the weighted average unit price of the Company’s stocks during the period of one hundred and twenty (120) trading sessions prior to the Public Offering of Stocks; and

III. be carried out in an auction to be held at B3.

Paragraph 1 - The execution of the OPA takeover bid referred to in the caption of this Article shall not exclude the possibility of another person or stockholder, formulating a concurrent OPA takeover bid, under the applicable regulation.

Paragraph 2 - The obligations contained in Article 254-A of Law 6,404/76 and in Article 35 of these Bylaws do not exclude the Acquiring Stockholder from complying with the obligations contained in this Article.

Paragraph 3 - The Acquiring Stockholder shall be obliged to meet any ordinary requests or the requirements of CVM and B3 relating to the OPA takeover bid, within the maximum terms as set forth in the applicable regulation.

Paragraph 4 - The obligation to carry out an OPA takeover bid under the terms of this Article 36 does not apply in the event that a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company if the achieved Relevant Participation results from: (a) corporate merger or acquisition of shares involving the Company, (b) in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offering by those who have preemptive rights or, in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offer, due to the fact that the amount was not fully subscribed by those who have the preemptive right or who did not have a sufficient number of interested parties in the corresponding distribution; and (c) in the case of public offerings for the distribution of shares (including public offers with restricted placement efforts).

Paragraph 5 - For the purposes of calculating the percentage of Relevant Holding, involuntary shareholding increases resulting from the cancellation of treasury stocks, the repurchase of stocks or the reduction of the Company’s capital stock with the cancellation of stocks will not be computed.

Paragraph 6 - For the purposes of the provisions in this Article 36, the following terms shall have the meanings defined below:

“Group of Stockholders” means a group of people: (i) bound by a voting agreement (including, without limitation, any individual, company or organization, investment fund, joint ownership, securities portfolio, universality of rights, or other form of organization that is residing, domiciled or headquartered in Brazil or abroad), either directly or through controlled, controlling or jointly controlled companies; or (ii) among which there is a controlling relationship; or (iii) under common control; or (iv) that act representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint-ownerships, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, appointed in Brazil or abroad, will be considered part of a same Group of Stockholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, provided that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Group of Stockholders.

“Economic Value” means the value of the Company and its stocks that may be determined by a first-tier financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 37 - The OPA takeover bid referred to in Article 36 above may be waived by the General Meeting subject to the provisions below.

Paragraph 1 - The General Meeting must be established on first call with the presence of shareholders representing at least two thirds (2/3) of the total outstanding shares.

Paragraph 2 - If the quorum of Paragraph 1 is not reached, the General Meeting may be established on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The decision on the waiver of the public offering of shares must take place by the majority of the votes of the shareholders holding outstanding shares present at the General Meeting, excluding the votes of the Acquiring Shareholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 - The Company, its shareholders, management members, and members of the Fiscal Council, both acting and deputy members, if any, hereby undertake to settle through arbitration, at the Market Arbitration Chamber ("Câmara de Arbitragem do Mercado"), according to its regulation, any dispute that may arise between them, related to or arising from their status as issuer, shareholders, managers and members of the Fiscal Council (advisory board), especially those arising from the provisions set forth in Law No. 6,385 of Dec. 7, 1976, Law No. 6,404/1976, the Company's Bylaws, the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission (CVM), as well as other standards applicable to the operation of the securities exchange market in general, in addition to those contained in the 'Novo Mercado' Regulation, other B3 regulations, and the Novo Mercado Listing Agreement.

ARTICLE 39 - The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal council members and other employees who hold the position or management function in the Company, in the event of any damage or loss actually suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer holds the position or function for which he was elected or exercised in the Company and/or any of its subsidiaries or affiliates ("Beneficiaries”).

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to any civil liability insurance coverage granted by the Company and/or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company shall correspond to the excess of the amount covered by the D&O Insurance and observed the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may establish exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations provided for in the Indemnity Agreement, acts performed outside the exercise of the Beneficiaries’ duties that are not in compliance with the applicable legislation, regulations, or administrative decisions, the Bylaws, and the policies and codes, performed outside the normal course of business, with bad faith, willful misconduct, gross negligence or fraud, in their own interest or in the interest of third parties or in prejudice to the corporate interest, will not be subject to indemnity. If any Beneficiary is convicted, by a final and non-appealable court decision, or a final decision of any regulatory or governmental body or agency having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses that have been effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation undertaken under the caption of this Article, under the provisions of the Indemnity Agreement.

Paragraph 4 - The conditions of the indemnity under this Article shall guarantee the independence of decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each of the Beneficiaries.

ARTICLE 40 - The amounts in US dollars mentioned in these Bylaws shall be used only as a reference basis for monetary restatement and shall be converted into Brazilian Real at the closing selling exchange rate for US dollars as disclosed by the Central Bank of Brazil.

ARTICLE 41 - Those matters not expressly covered herein shall be settled pursuant to the laws and regulations in force, including the New Market Regulation.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 29, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.